

A CLEAR VISION OF TOMORROW, TODAY.

GRASIM
ADITYA BIRLA GROUP

2001 - 2002
ANNUAL REPORT

Grasim Industries Limited

IN HOMAGE TO A LEGEND



The late Aditya Vikram Birla, a man rooted in Indian values yet global in vision. Rock solid in fundamentals.

He spawned a culture that encouraged vigour and vitality, the spirit of innovation, the spirit of experimentation, and the passion to excel. A culture where learning afresh underpinned success.

Beyond business, he nurtured communities, sending out a clear message that we care.

Simply put, he was one man who made a difference. In business and as a human being.

Our constant endeavour is to keep up to his standards.

ADITYA BIRLA GROUP

ADITYA VIKRAM BIRLA,
November 14, 1943 - October 1, 1995

GRASIM INDUSTRIES LIMITED

BOARD OF DIRECTORS

MR. KUMAR MANGALAM BIRLA – Chairman
MRS. RAJASHREE BIRLA
MR. M. L. APTE
MR. M. C. BAGRODIA
MR. B. V. BHARGAVA
MR. R. C. BHARGAVA
MR. Y. P. GUPTA
MR. CYRIL SHROFF
MR. S. G. SUBRAHMANYAN
MR. V. VENKATESWARLU
MR. SHAILENDRA K. JAIN – Whole Time Director

Adviser
Mr. D. P. Mandelia

Chief Financial Officer
Mr. D. D. Rathi – Group Executive President & CFO

Company Secretary
Mr. Ashok Malu

Fibre & Pulp Divisions
Mr. Shailendra K. Jain – President & Business Head

Staple Fibre Division, Nagda
Mr. S. K. Saboo – Group Executive President
Mr. O. P. Rungta – Sr. Executive President
Mr. Thomas Varghese – Executive President (Mktg.)
Mr. P. P. Agarwal – Jt. Executive President (F&C)
Mr. D. N. Makharia – Jt. Executive President (Commercial)

Pulp & Grasilene Divisions, Harihar
Mr. S. S. Maru – Sr. Executive President

Birla Cellulosic Division, Birladham, Kharach
Mr. Vijay Kaul – Sr. Executive President

Cement Divisions
Mr. Saurabh Misra – Business Head
Mr. O. P. Puranmalka – Sr. President (Chief of Marketing)
Mr. S. K. Maheshwari – Sr. Executive President (Chief of Manufacturing)

Vikram Cement, Jawad and Aditya Cement, Shambhupura
Mr. K. C. Jhanwar – Executive President
Mr. M. K. Parasrampuria – Jt. Executive President (F&C)
Mr. S. Kumar – Jt. Executive President (Technical)
Mr. M. C. Agarwal – Jt. Executive President (Technical)
Mr. R. A . Somani – Jt. Executive President (Technical)

Grasim Cement, Raipur
Mr. L. N. Rawat – Sr. Executive President

Rajashree Cement, Malkhed
Mr. D. P. Somani – Executive President
Mr. D. D. Atal – Jt. Executive President (Technical)

Cement South – Reddipalayam
Mr. K. C. Birla – Jt. President

Birla White, Kharia Khangar
Mr. S. N. Jajoo – Executive President
Mr. D. M. Mehta – Jt. Executive President (Technical)

Vikram Ispat
Mr. Ratan K. Shah – President

Chemical Division
Mr. G. K. Tulsian – Executive President
Mr. Sunil Kulwal - Executive President

Textile Divisions
Mr. Vikram D. Rao – Group Executive President (Textiles)
Mr. R. M. Gupta – Sr. Executive President (Textile Operation)
Mr. S. Krishnamoorthy – Executive President (Marketing)
Mr. J. C. Soni – Executive President (Bhiwani Textiles)

Auditors
M/s. G. P. Kapadia & Co., Mumbai
M/s. Lodha & Co., New Delhi

Solicitors
M/s. Mulla & Mulla & Craigie Blunt & Caroe, Mumbai

Contents

REGISTERED OFFICE: Birlagram, Nagda 456331 (M.P.)



Dear Fellow Shareholders,

The year 2001-2002 will be remembered for long, not necessarily for all the right reasons. It has been a year of aberrations. With the attack on the World Trade Centre in September, dark clouds encircled the global economy. Given the preponderance of the U.S, worldwide business faced great uncertainty. The sudden drop in consumer confidence was no surprise. Stock markets nose-dived as well. No longer insular, corporates in India too felt the tremors of these seismic events. Your Company is no exception.

"Your Company has displayed a remarkable resilience and notched up an impressive performance."

In the face of these setbacks your Company has displayed a remarkable resilience and notched up an impressive performance. While revenues at Rs.4386.7 crores are marginally lower by 2 per cent, gross profit is up by 11 per cent from Rs.672.7 crores to Rs.746.5 crores. Net profit after current tax has risen by 18 per cent from Rs.370.8 crores to Rs.438.3 crores and after factoring in of the total taxes and exceptional items, it stood at Rs.303.0 crores, as against Rs.347.6 crores.

The year has witnessed a string of restructuring initiatives, such as the closure of the Mavoor Plants, the disposal of the Gwalior Unit and the divestment of shares of Birla Technologies Limited, which have impacted the bottom-line. Importantly, these costs incurred on a one-time basis, will yield recurring savings year after year and bolster your Company's profitability in the long-term, apart from enhancing its competitiveness.

I am sure I have your understanding and support on these issues.

To keep stoking growth in revenues and shore profits, we have taken a slew of radical yet focused initiatives while leveraging our distinct strategic architecture. Let me now dwell upon our business sectors and share with you our plans for taking these ahead despite the challenging times.

Cement

To sustain your Company's leadership position, our thrust is on increasing capital and manpower productivity, expanding volumes, and vigorous cost reduction per tonne of cement.

The aggregrate cement capacity today is 11.4 Million MT per annum. Through improving throughput, we expect to raise it by another 1.8 Million MT during the year, taking our total capacities to 13.2 Million M.T.

The commissioning of two power plants at Aditya Cement in Rajasthan and Grasim Cement in Tamilnadu, will lower power costs considerably, giving us an edge.

As you are well aware, we have acquired 12.89% equity in Larsen and Toubro. This initiative represents a strategic investment by us, in what I believe, is India's premier infrastructure company.

Viscose Staple Fibre

In Viscose Staple Fibre (VSF) we have outpaced competition not only in India but in the Asian region too, commanding as we do nearly 25% of the global pie. To retain our hold and grow further, given the changing market dynamics, we are exploring the possibility of foraying into selective cellulose fibres like Highwet Modular Fibres and Lyocal.

Simultaneously your Company's focus on enlarging VSF usage, given its inherent strengths, and expanding the markets will continue.

Textiles

To turn around the textile business in the foreseeable future and to stem recurring losses, we have divested our textile unit at Gwalior to Meledeon Exports Ltd, as a going concern, as the unit made losses continuously. Our premier brands "Grasim and Graviera" are now being manufactured at a single location in Bhiwani. Besides bringing in better synergies, fixed costs and the value of current assets have been significantly pared. This is the first major step to reverse the downturn of the fabric business.

Sponge-iron

Capacity utilisation of the Sponge Iron Plant at 559,567 tonnes was lower by 16 per cent year on year, mainly on account of the disruption in the supply of natural gas, which is a concern area. However, given the increase in global scrap price and signs of revival in the steel industry, the outlook appears stable.

Outlook

I believe, going forward, cement will continue to be the key growth driver, admirably complemented by the robust cash flows from the Viscose Staple Fibre business. Together

"Our thrust is on increasing capital and manpower productivity, expanding volumes, and vigorous cost reduction per tonne of cement."

"Going forward, cement will continue to be the key growth driver, admirably complemented by the robust cash flows from the Viscose Staple Fibre business."

these account for more than 80 per cent of your Company's revenues and 90 per cent of operating profit. I am also confident that both these businesses will continue to score very well in the future too on growth and earnings.

Further, positives will flow in the foreseeable future from a continual stress on operational excellence, cost optimization, effective financial management and the benefits that stem from the restructuring of business processes. The Government's renewed focus on infrastructure development and the upswing in the housing sector bode well for your Company's cement business. Grasim then is well set for yet another era of growth. Our overall outlook for your Company continues to be bright.

At the end of the day, despite the strong economic undercurrents, your Company has managed to maintain profits, by and large outperforming their competitors in most of the sectors in which they operate. This is a matter of satisfaction for all of us. To my mind, more than anything else, it is the culture of meritocracy that we espouse, it is the ebullience, the perseverance and the commitment of practically all of your Company's employees that has made your Company what it is today. I wish to record my sincere appreciation of their contribution.

They know fully well that creating and enhancing shareholder value is at the core of your Company's agenda.

The Aditya Birla Group – In Perspective

That said, I would like to dwell on the proactive measures taken on various counts to keep our Group attuned to the shifting realities of today's hyper-competitive landscape, and importantly to make sure that we continue to remain successful.

"We have embarked on a continual process of renewal with a single-minded strategic focus on creation of customer and shareholder value."

Over the last four years, we have embarked on a continual process of renewal with a single-minded strategic focus on creation of customer and shareholder value.

Being among the top three players, in the sectors in which we operate or exiting; offering superior value addition to our customers, being continually focused on targeted, cost-effective commercial innovations that drive us unflinchingly towards global benchmarks in every operation of ours and building upon the Aditya Birla brand form the contours of our strategic structure.

Our strategic architecture

Value creation is the raison d'etre underpinning all of our businesses.

Growth in our key businesses has been pegged on consolidation, acquisition and mergers. In so far as it relates to acquisitions, we are very clear that we will bid at values and prices that make sense for us, depending on what value we see in the asset and at what price we think we will create value for our shareholders.

At Hindalco, the Rs. 1,800 crores brownfield expansion is well on track. The 9th Potline in the smelter has been commissioned. The phased implementation of the expansion programme will make much headway during this financial year and should be completed by the year 2003-2004.

Enhancing the smelter capacity at Hirakud and merging Annapurna Foils with Indal are calculated steps taken to entrench our Group's stronghold in the aluminium sector.

In the copper business of Indo Gulf while we have grown the smelter capacity from 100,000 TPA to 150,000 TPA at Birla Copper, with a view to attain a global scale, a further expansion is on the anvil.

To achieve a fair balance in terms of portfolio at Indian Rayon, in the recent past we have forayed into the ready-to-wear apparel segment and the insurance sector. This year we have ventured into the software sector, given its growth potential. The acquisition of PSI Data Systems from Groupe Bull S.A. of France, is a step in this direction.

To ensure Indian Rayon's competitiveness in good times and tough times as well, we had to recourse to rightsizing of its textile operations. The VRS floated at Jayashree Textiles was responded to positively by 370 employees.

In the telcom sector, the three-way joint venture between AT&T, Tata Cellular and our Group, newly christened "Idea Cellular Limited" is progressing very well. Currently, it is the fastest growing cellular venture has registered a growth of 135 percent this year, outpacing the industry average of 80 percent, and commanding a teledensity in excess of 30 percent in the country.

Birla Sun Life, our insurance venture, is gaining ground. As you may be aware in this sector we have to factor a gestation period of atleast five years before returns accrue.

Regrettably up until now we have not been able to exit from petroleum refinery given the complexities of this J.V.

Structural Processes / People Processes

CVA (Cash Value Added) is indeed well entrenched as our measurement metric across the Group. We are now in the third planning cycle of the CVA. Over the last three years we have successfully met with its objective - essentially the streamlining and refinement of management decision making processes which necessitate understanding business variables in depth and quantifying their effect on value creation.

"CVA (Cash Value Added) is indeed well entrenched as our measurement metric across the Group."

As a proactive response to today's competitive global landscape and changing times, we are continuously ensuring that our Group remains customercentric, nimble footed, performance-driven and accountable on all fronts. To do so, we spawn a culture of creativity and continuous innovation that can best the competition.

We are endeavouring to foster an environment in which our people are enthused to work with an entrepreneurial spirit, creating that enabling ambience where passion becomes embedded in the genetic coding.

Unleashing people potential in a balanced manner through a razor sharp focus on competence enhancement and learning is happening at Gyanodaya, the Aditya Birla Institute of Management Learning. Our aim here is also to convert our people into global managers, to create entrepreneurs out of them, to encourage them to think out-of-the-box. I believe it is only new ideas and new thoughts that prevent obsolescence, create value for shareholders and enable the Group to achieve ongoing profitable growth.

Yours sincerely,

KUMAR MANGALAM BIRLA

31st May, 2002

FINANCIAL HIGHLIGHTS

Year ——>	Unit	2001-02	2000-01	1999-00	1998-99#	1997-98	1996-97	1995-96	1994-95	1993-94	1992-93
Production											
Viscose Staple Fibre	Tonnes	176462	218847	188002	164355	174281	155385	162470	143421	158674	143202
Grey Cement	Mn Tonnes	9.53	9.10	8.40	5.82	4.71	4.10	3.27	2.55	2.32	1.92
White Cement	Tonnes	267915	251594	240492	131979	—	—	—	—	—	—
Turnover											
Viscose Staple Fibre	Tonnes	175902	197825	186885	159526	166402	147162	157123	140366	148827	134621
Grey Cement	Mn Tonnes	9.56	9.14	8.39	5.87	4.68	4.10	3.10	2.52	2.28	1.91
White Cement	Tonnes	266105	251291	240014	133660	—	—	—	—	—	—
Profit & Loss Account											
Gross Sales	Rs. Crs.	5070	5582	4982	4325	4023	3602	3199	2399	2202	1746
Net Sales	Rs. Crs.	4372	4822	4273	3757	3500	3089	2742	2061	1865	1440
Other Income	Rs. Crs.	129	108	88	110	124	135	211	113	116	62
Operating Profit (PBIDT)	**Rs. Crs.**	**937**	**911**	**756**	**678**	**698**	**706**	**773**	**558**	**433**	**280**
Interest	Rs. Crs.	190	239	256	292	256	259	230	142	118	60
Gross Profit (PBDT)	Rs. Crs.	747	673	500	386	443	447	543	416	316	220
Depreciation	Rs. Crs.	252	252	237	210	167	148	124	75	66	66
Profit before Tax & Exceptional Items	**Rs. Crs.**	**495**	**421**	**263**	**176**	**276**	**300**	**420**	**341**	**250**	**154**
Current Tax	Rs. Crs.	57	50	12	8	45	41	88	32	22	16
Deferred Tax	Rs. Crs.	52	—	—	—	—	—	—	—	—	—
Net Profit after Tax (before Exceptional Items)	Rs. Crs.	387	371	251	168	231	259	332	309	228	138
Exceptional Items	Rs. Crs.	-84	7	-18	-4	—	16	—	—	—	—
Net Profit after Exceptional Items & Total Taxes	Rs. Crs.	303	378	233	164	231	275	332	309	228	138
Equity Shares Dividend (including CTD)	Rs. Crs.	83	81	72	63	54	52	45	41	32	25
Balance Sheet											
Net Fixed Assets*	Rs. Crs.	3263	3303	3401	3354	2633	2473	2222	1866	1438	991
Investments	Rs. Crs.	1416	682	683	680	717	507	619	899	490	237
Net Current Assets	Rs. Crs.	733	991	967	1002	1092	1250	1012	634	529	774
		5412	4976	5052	5037	4442	4230	3853	3400	2457	2001
Share Capital	Rs. Crs.	92	92	92	92	72	72	72	72	67	67
Reserve & Surplus*	Rs. Crs.	2615	2984	2685	2524	2243	2068	1845	1558	991	795
Deferred Tax Balance	Rs. Crs.	641	—	—	—	—	—	—	—	—	—
Loan Fund	Rs. Crs.	2065	1900	2275	2421	2127	2090	1936	1769	1398	1139
Net Worth*		3347	3075	2777	2616	2316	2140	1917	1630	1059	863
		5412	4976	5052	5037	4442	4230	3853	3400	2457	2001
*Excluding Revaluation Reserve	Rs. Crs.	7	18	20	22	25	28	31	34	37	41
Ratios & Statistics											
PBIDT Margin	(%)	21.43	18.90	17.70	18.06	19.96	22.86	28.19	27.06	23.24	19.44
Interest Cover (PBIDT-Tax/Interest)	(x)	4.63	3.61	2.91	2.29	2.56	2.57	2.98	3.70	3.50	4.40
ROACE (PBIT/Avg.CE) @	(%)	12.88	13.47	10.53	10.14	13.06	15.04	19.19	18.65	19.26	14.65
RONW (PAT/NW) @	(%)	12.78	12.30	8.64	6.63	10.36	12.76	18.71	22.95	23.72	20.40
Debt Equity Ratio	(x)	0.62	0.62	0.82	0.93	0.92	0.98	1.01	1.09	1.32	1.32
Dividend per Share	Rs./ Sh.	8.75	8.00	7.00	6.75	6.75	6.50	6.25	5.75	4.75	4.00
Earning per Share @	Rs./ Sh.	42	40	27	20	32	36	46	43	34	20
Cash Earning per Share @	Rs./ Sh.	75	68	53	45	55	56	63	53	44	30
Book Value per Share	Rs./ Sh.	365	335	303	285	320	296	265	225	157	128
No. of Equity Shareholders	No.	263549	279207	298232	199083	206851	213619	219859	229892	231243	240566
No. of Employees	No.	16912	21473	23345	24407	23157	23397	22144	21582	22533	21998

 # In FY 1998-99 Company acquired the Cement business of Indian Rayon and Industries Ltd. pursuant to a scheme of arrangement.
@ Before Exceptional Items

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

For Grasim it has been an eventful year. The Company's two key businesses – Cement and Viscose Staple Fibre have performed well. The performance of the Chemicals, Sponge Iron and Textile businesses has been constrained due to the economic slowdown. Overall the results have been satisfactory.

Revenues declined marginally on lower VSF and Sponge Iron volumes. Improved profitability of the Cement business and reduced finance costs offset the impact. Gross profits improved by 11% and pre-tax profits by 18% in FY02. Profit after current and deferred taxes before exceptional charges due to business restructuring have grown 14% to Rs.386.8 crores in FY02.

In the context of the prevailing difficult environment, the Company's performance is indeed commendable. The year was sluggish on several counts. GDP grew by 5.7% only because of the recovery in the agriculture sector, which benefited from a well-precipitated monsoon. The industrial sector suffered the most with growth rates nearly halving to a decade low level of 2.7% taking a serious toll on consumer sentiment. The deepening of recession in the US following the 9/11 attacks added further pressure. Reflecting weak sentiment and the resultant reduction in consumer spending, demand contracted across the sectors, both in India and abroad.

AN EVENTFUL YEAR, STRATEGICALLY

It was an eventful year strategically. The Company closed the loss making Pulp and Fibre Plants at Mavoor (Kerala) and sold its loss-making fabric unit at Gwalior (Madhya Pradesh). The stake in its software subsidiary was divested as well. Apart from these restructuring moves, the Company strengthened its cement operations by commissioning a grinding plant at Bhatinda (Punjab) and made strategic investments in Larsen & Toubro Limited.

Mavoor Plant Closure

The Company has been pursuing for closure of its Pulp and Fibre plants at Mavoor with the Government, primarily due to non-availability of raw materials, the resultant poor quality of fibre and overall unviable operations. The plant operations were suspended from May 1999. Subsequently, the Company reached a settlement with its Labour Unions for the closure of Mavoor from 1st July 2001.

The Company incurred a sum of Rs.55.3 crores towards employee retrenchment compensation and provided an additional Rs.19.0 crores towards the shortfall in realisation from fixed assets retired from active use. Following the closure, the Company's workforce stands reduced by 2300, which accounts for 11% of its aggregate workforce. An annual savings of Rs.27.0 crores towards employee costs and fixed overheads will accrue in future.

Textile Unit at Gwalior Divested

The Textile business of the Company consisted of fabrics unit at Gwalior (Madhya Pradesh), a composite unit at Bhiwani (Haryana) and a spinning unit at Malanpur (Madhya Pradesh). The textile business has been under pressure due to adverse market conditions and rising cost of operations in recent years. Given that the domestic textile industry is not showing definite signs of recovery, the Company decided to restructure operations to prevent value erosion in future.

As part of a carefully chosen strategy, the Company decided to sell its textiles manufacturing units / undertakings at Gwalior and centralise fabric operations at Bhiwani. The operation at Gwalior been the biggest drag and accounted for operating losses of Rs.27.3 crores against operating profit of Rs. 6.7 crores at other textile units. A turnaround in the unit's operations appeared unlikely due to in-efficient operations, higher overheads and growing costs. The Company thus decided to sell the fabrics unit at Gwalior as a going concern.

The Company reached an agreement with Melodeon Exports Limited for the sale of the textile manufacturing units at Gwalior for a consideration of Rs.1.0 lac. The Company also agreed to pay Rs.15.0 crores to the Buyer for taking over the liabilities relating to employees. The Company has incurred Rs.31.9 crores as an exit cost, which is charged to revenue account as an exceptional cost in FY02.

With brands remaining under its fold and the high cost operation sold-off, the Company hopes to improve its position and overall profitability of the business.

Divestment of Stake in Software subsidiary

In another important move, the Company divested its entire holding in its software subsidiary - Birla Technologies Limited. With a view to bring focus on key businesses and divest its smaller businesses, Company's software division was hived off last year into a subsidiary, named Birla Technologies Limited. The Company sold its entire stake in Birla Technologies to PSI Data Systems for a consideration of Rs.11.3 crores in FY02. This was against its capitalised value of Rs.29.4 crores and thus resulted in a non-cash loss of Rs.18.1 crores in FY02. The erosion in value of its software subsidiary needs to viewed in the light of the deterioration in the industry environment and the sharp fall in sector valuations. As you are aware, the Company had booked a non-cash profit of Rs.18.4 crores last year thru the corporatisation. Hence even with the non-cash loss at present, the Company made a net gain of Rs. 0.3 crores from the divestment efforts, which is satisfactory.

Commissioning of Cement Grinding Unit in Punjab

As part of its effort to strengthen presence in the profitable markets/regions, the Company set up a new 1.0 million tonnes per annum (Mn TPA) grinding unit at Bhatinda, Punjab. The plant was completed within a record time and commissioned in December 2001.

Operations have been stabilized and the plant has contributed significantly towards strengthened market presence and volumes. Given the advantages of strategic location and superior technology, this environment friendly plant will boost the Company's presence in the lucrative markets of Punjab and Himachal Pradesh while also ensuring superior volumes and realisation.

Strategic Investment in equity of Larsen & Toubro Limited

In another landmark initiative, the Company chose to acquire a 10.05% stake in Larsen & Toubro Limited, the largest cement producer and a premium infrastructure solutions provider in India. The Company acquired 2.5 crore shares from Reliance Industries Limited for a sum of Rs.766.5 crores, funded through internal sources.

Larsen & Toubro has a strong brand equity in Cement Industry and a 11% share of the domestic market. L&T also has enviable strengths in the Engineering & Construction sector. In fact, L&T is a premium infrastructure solutions provider in the country and thus is the best bet on infrastructure in India. The Company is exploring synergies that can stem from this relationship, for mutual benefit.

SEGMENTAL REVIEW AND ANALYSIS

The Company's key business viz., VSF and Cement together accounted for 81% of net revenues and 91% of operating profits in FY02. This compares well with a respective share of 77% and 91% in FY01.


Textile
6%
Other
6%
Sponge Iron
7%
VSF
30%
Cement
46%
Chemicals
5%

Revenue Mix - FY02


Textile
-2%
Other
6%
VSF
38%
Sponge Iron
5%
Cement
50%
Chemicals
3%

PBDIT Mix - FY02

VISCOSE STAPLE FIBRE (VSF)

	2001-02	2000-01	%Change
Installed Capacity (TPA)	220,775	220,775	—
Production (Tonnes)	176,462	218,847	(-) 19
Sales Volume (Tonnes)	181,520	203,854	(-) 11
Net Divisional Turnover (Rs. Crores)	1328.5	1,472.7	(-) 10
VSF Realisation (Rs./Kg)	68.5	69.7	(-) 2
Operating Margins (%)*	26.7	29.0	—

* *Before Employee Separation Costs*

Review of Operations

It was the challenging period for the VSF business, both in terms of operations and market conditions. While operations suffered on account of water shortage at Nagda, market conditions for most of the year were unfavourable due to the worldwide recession. The international trade in the textile sector was particularly affected. Simultaneously, the economic slow down on the home front also adversely impacted the Textile industry. Viewed against this backdrop, the VSF business performance is satisfactory.

Water Shortage led to Plant Closure, Situation Likely to Recur in FY03

In the previous year, Western Madhya Pradesh had received scanty rainfall. As a result, the Nagda plant had to be shut down for 54 days during the first quarter of FY02, with a corresponding production loss. Under difficult market conditions, production had to be regulated. On the whole, production had to be scaled down by 19%. This did not affect supplies to its customers as the Company had built up sufficient inventory in anticipation of the water shortage.

As the western parts of Madhya Pradesh have received less rainfall in last monsoon, it is faced with water shortage this year as well. Consequently, the Company is likely to shut down its Nagda operations sometime beginning of June 2002 till the onset of the monsoon. To meet customer requirements, sufficient inventories have already been built up. No significant impact on the profitability of the fibre business is expected.

The listlessness in the export/deemed export segments affected lower volumes, as they account for over 30% of aggregate sales volumes traditionally. The deepening of recessionary pressures in the global markets resulted in reduced demand for yarns, fabrics and made-ups from India. On top of this, the industry faced intense price competition from regional producers, who benefited from a sharp fall in the value of Euro and Indonesian Rupiah against the US$. This increased their relative competitiveness in the market, which was restored with the strengthening of Euro and Indonesian Rupiah against US$, during last quarter of FY02 helping offset volume impact only partially. VSF sales in the export/deemed-export markets declined by over 20% in FY02. Domestic volumes fell by 7% reflecting the apathy in the user segments and downturn in the textile industry. The aggregate VSF sales volumes are lower by 11% to 181,520 tonnes in FY02.

This fall masks the sequential improvement witnessed from the second quarter onwards. After a weak first quarter, VSF sales volumes have improved gradually over the quarters, both in the domestic and export/deemed-export markets. During the fourth quarter, the Company marketed 52657 tonnes of VSF, up by 9% over the fourth quarter of last year. This also compares favourably with a mere 39011 tonnes sold during first quarter of FY02.

The average realisation was down by 2% YoY to Rs 68.5/Kg in FY02, which is in line with the trend of falling prices of competing fibres. To a great extent this was offset by the reduction in pulp prices.

Operating margins suffered due to poor economies of scale and a sharp rise in caustic soda prices. The closure of pulp and fibre plants for 54 days dragged plant utilisation from 99% in FY01 to 80% in FY02, seriously impacting the per unit fixed costs and affecting margins significantly. Caustic soda prices shot up 20% reflecting global trends and skewed domestic supplies. With caustic soda being a key cost driver, the steep rise in its costs affected production costs significantly. Operating margins declined from 29.0% to 26.7% in FY02. The fall would have been greater but for enhanced efficiencies and reduced consumption norms at the plant.

Sector Outlook

The outlook for the VSF sector is positive and is predicated on a recovery in the US and the impending pick-up in global economic activity. Based on early signs, experts predict the US recovery to gain momentum from the second half of the calendar year 2002 and blow into a full-fledged recovery by 2003. This raises confidence levels over the likely improvement in the global textile sector and its positive impact on the VSF industry. The Company's sequential improvement is slated to continue supported by improved demand from exports and deemed export segments, which are likely be key beneficiaries of forecast recovery in the US.

The industry will also gain from the impending recovery in the domestic economy. The Company's efforts in the areas of application development and market enlargement are also showing positive results and should contribute towards bolstering domestic demand in the future as well.

Outlook for Grasim's VSF Business

Grasim will be a key beneficiary of the forecast recovery in the domestic and international textile markets, being the largest producer with over 90% market share and being amongst the lowest cost producers in the world. To ensure sustained growth, the Company will remain focussed on market expansion through development of new applications. In this regard, its strategic alliances with end-product manufacturers is beginning to yield positive results.

A favourable change in blend ratios positioning VSF at the premium end of the fibre market as "Fibre for Feel, Fashion and Comfort", are other steps to take this business forward. Energies will be spent simultaneously on strengthening of the brand equity of "Birla Viscose" amongst user segments by leveraging its superior quality, wide range, excellent support services and logistic strengths. Speciality fibres such as spun dyed, micro and macro denier, which would not only add volumes but enhance profitability as well will continue to be promoted aggressively. While doing so, the Company will continue its thrust on efficiency improvement and cost reduction in all areas.

Such a strategy coupled with the benefits of the Company's fundamental strength in the business will enable it to overcome the adverse macro environment and stave competition from competing fibres as well as regional producers.

CHEMICALS

	2001-02	**2000-01**	***% Change***
Installed Capacity (TPA)	160,600	160,600	—
Production (Tonnes)	129,784	131,253	(-) 1%
Sales Volumes (Tonnes)	129,051	133,450	(-) 3%
Net Turnover (Rs. Crores)	2,19.3	2,35.9	(-) 7%
Average ECU Realisation (Rs. / Ton)	14,564	15,097	(-) 4%
Operating Margins (%)	12.6%	33.5%	—

Review of Operation

The Chemical business remained under pressure due to sluggish demand, weak pricing environment, intense competition and rising costs. Profitability suffered as a result and demonstrated improvement only during fourth quarter of financial year.

Aggregate caustic sales volumes declined from 133,450 tonnes to 129,051 tonnes in FY02 reflecting reduced demand from user industries and increased competition from global producers. The improved demand for chlorine based products during the last quarter warranted increased production and sales of caustic soda during this period.

The average ECU realisation was down by 4%. The levy of an energy development cess on captive power generation pushed aggregate power costs significantly. The Company had also to make provision for "minimum tariff demand" pertaining to the earlier years. Consequently, operating margins declined from 33.5% to 12.6% in FY02.

Outlook

The chlor alkali industry has shown early signs of improvement. Industry experts forecast a rise in demand from end-use segments. The caustic soda demand is thus expected to grow by 2 to 3% during the current fiscal.

Pricing environment is also expected to improve. The rising global trends in chlorine and HCL prices, coupled with improved demand in the local markets should help local producers improve ECU realisation marginally added also by the benefits of the imposition of Anti Dumping Duty on the Caustic Soda.

The Company will concentrate on its strengthening presence in the domestic caustic soda markets and explore export opportunities especially for Chlorine, HCL and Poly Aluminium Chloride. Development of ancillary products towards ensuring superior value addition and optimum asset utilisation will help the Company maintain its competitive edge and ensure better overall performance in the coming years.

CEMENT

	2001-02	*2000-01*	*% Change*
GREY CEMENT			
Installed Capacity (Mn TPA)*	11.36	9.86	15
Production (Mn Tonnes)	9.53	9.10	5
Sales Volumes (Mn Tonnes)	9.68	9.16	6
Net Turnover (Rs. Crores)**	1,926.3	1,718.9	12
Average Realisation (Rs. / Ton)	1,917.0	1,846.0	4
WHITE CEMENT			
Installed Capacity (TPA)	400,000	360,000	11
Production (Tonnes)	2,67,915	251,594	6
Sales Volumes (Tonnes)	2,66,105	251,291	6
Net Turnover (Rs. Crores)	143.6	133.2	8
Average Realisation (Rs. / Ton)	5,317.0	5,268.0	1
NET DIVISIONAL TURNOVER (Rs. Crores)	2,069.8	1,852.0	12
DIVISIONAL MARGINS (%)	22.7	17.0	—

* *Capacity increased by 0.5 Mn TPA in June 2001 and by an additional 1.0 Mn TPA with commissioning of grinding unit at Bhatinda in December 2001*

** Includes Rs.60.0 Crores (Previous year – Rs.19.0 Crores) for Ready Mix Concrete

Review of Operations

The performance of the Cement Business showed an improvement with growth in volumes, realisations and margins. This was possible as the Business improved capacity utilisation at its Plant in Tamil Nadu, commissioned last year; and commenced commercial production at a new Grinding Unit in Punjab during the Financial Year under review. This improved the penetration in to the lucrative markets of Tamil Nadu and Kerala in the South, Punjab and Himachal Pradesh in the North.

These investments were further supported by improvements in capital productivity through the progressive upgradation of existing production lines and a planned shift to blended cement.

Moreover, the Business was able to reduce its cost of sales per tonne through expanded use of alternative fuels, a reduction in the freight cost, a voluntary retirement scheme at one of its major plants and various other process initiatives.

Concurrently, the Business has focused on developing a portfolio of National Brands led by Birla Ready Mix, Birla Super and Birla Plus, while nurturing its regional brands - Vikram Cement and Rajashree Cement.

The Business has also enhanced its investment in Ready Mix Concrete, with excellent customer response in the markets being served.

A two stage programme to improve throughput from existing lines was initiated. During the year aggregate cement capacity increased from 9.86 Mn tpa to 10.36 Mn. tpa from existing facilities, and this capacity is expected to rise further by 1.8 Mn. tpa during the current Financial Year.

In addition, the Company commissioned its new 1.0 Mn.tpa Grinding Unit at Bhatinda in Punjab.

Overall volume growth during the year was lower than the Industry. This must be viewed in the context of marked outperformance in the previous year; the commissioning of new capacities by other Industry participants in the Company's main markets; and relatively lower industry growth in Maharashtra and Rajasthan compared to all India cement consumption.

The Company's retail brands were repositioned under the Aditya Birla Group Logo to leverage the strong equity and goodwill of the housemark. Such a step reinforces the strong quality association built up over the years, both in terms of product and service.

Based on extensive R&D efforts, the Company launched a premium composite cement under the name of "Birla Plus". Within just one year of launch, the brand is contributing to over 20% of the annual Sales volumes. This brand is positioned as a superior input for the construction sector and met with excellent response.

Birla Ready Mix has been further strengthened through improved availability in Hyderabad, Chennai, Bangalore and Greater Delhi. This segment is likely to be the primary form of Cement consumption in Metros by the end of the decade. The commissioning of 4 new RMC Plants has expanded aggregate capacities to 1.14 Mn. cubic metres.

Sector Outlook

Cement consumption is expected to double to 200 Mn. tpa, at the current level of economic growth. Any acceleration in GDP growth will be reflected in an even higher rate of growth in Cement.

In the near term, supply and demand is in balance in North India, with the gap narrowing in East India as well, though supply is expected to be significantly higher than demand in the Southern/Western markets. The overall demand continues to be driven by the housing sector and is supplemented by the large spending on roads by the Government.

Outlook for Grasim's Cement Business

The Company has focused on a three pronged strategy with a thrust on increasing capital productivity, expanding volume/revenue mix and continuous reduction in per tonne costs.

An outlay of over Rs. 460 Crores in the last 2 years was committed towards capital investment in support of these priorities; and this programme is being continued in the current fiscal. Improved throughput, reduced power costs and increased process efficiencies are the targeted outcome of this Programme.

SPONGE IRON

	2001-02	**2000-01**	***% Change***
Installed Capacity (TPA)	900,000	900,000	—
Production (Tonnes)	559,567	663,998	(-) 16
Sales Volume (Tonnes)	562,334	673,852	(-) 17
Net Divisional Turnover (Rs. Crores)	331.6	401.0	(-) 17
Average Realisation (Rs./ Ton)	5,606.0	5,733.0	(-) 2
Operating Margins (%)	15.2	21.3	

Review of Operations

Lower production, sales and falling realisation has affected the profitability of the Sponge Iron Business. The Company faced continued problems because of the erratic supplies of Natural Gas from the Gas Authority of India Limited. This interrupted plant operations, dragging utilisation from 74% to 62% in FY02. Production volumes declined by 16% to 559,567 tonnes in FY02. As a result, the Company's market share declined from 31% to 19%, leading to a 17% fall in sales volumes to 562,334 tonnes in FY02.

The large producers, who were earlier manufacturing for their captive consumption, re-entered the commercial market intensifying competition. Alongside subdued global scrap prices also put pressure on average realisation during first half. Realisations improved only towards the latter part of the year with the rising trend in global scrap prices. The average realisation was thus lower by 2% at Rs.5,606.0 per tonne in FY02.

Operating margins declined from 21.3% in FY01 to 15.2% in FY02. The fall would have been even higher but for focus on efficiency improvement and lower costs. The Company improved iron ore - pellet ratio from 39% to 50% in FY02. This helped in reducing raw material costs significantly since iron-ore is at least 30% cheaper than pellets. The Company also reduced iron oxide consumption ratio from 1.50 tonnes-per-tonne of sponge iron to 1.48 tonnes. These measures contributed significantly towards reducing costs, but could only partially balance the impact of poor economies of scale and lower volumes, leading to lower margins.

Sector Outlook

The steel industry is showing signs of recovery. The forecast recovery in the US economy and its impact on other large economies will have a positive bearing too. Though the global steel sector witnessed a 7.5% fall in output during 2001, it was largely due to global slump in steel prices and escalation of natural gas prices in the NAFTA region. Industry experts forecast a modest rise in global steel production during calendar 2002 and a further enhancement in 2003. Against this, global scrap supplies are likely to remain under pressure. Experts forecast firm scrap prices during this period. We are confident of improving outlook for global sponge iron industry in FY03.

The domestic sector is building on the back of a modest growth in steel production during FY02 and is slated to pick up further given the impending economic recovery. Against the improving demand outlook, competition from imported scrap is likely to subside given forecast firm prices and higher customs duty on ship-breaking scrap imposed during the year. Overall, the Company sees a rise in demand and prices over the next two years.

The biggest challenge facing gas based sponge iron producers is the unstable and unreliable supplies of natural gas and the expected sharp revision in prices of natural gas. Any substantial revision in natural gas prices will have a direct impact on the profitability of gas based sponge iron producers in the country.

Outlook for Grasim's Sponge Iron Business

Towards ensuring profitable operations within the forecast challenging environment, the Company's primary focus will be on ensuring further cost reduction through an increase in the ore-pellet ratio as well as lowering iron oxide consumption from the already stretched levels. Paring costs of key inputs and better logistics management is an ongoing priority, as is asset sweating.

In the event of any substantial rise in the price of natural gas or sharp deterioration in availability, the Company's performance will suffer significantly.

TEXTILES

	2001-02	***2000-01***	*% Change*
FABRICS			
Production (Lac Meters)	163	167	(-) 2
Sales Volumes (Lac Meters)	181	187	(-) 3
Net Turnover (Rs. Crores)	179.9	164.7	(-) 9
Average Realisation (Rs./Meter)	99.4	88.1	13
YARN			
Production (Tonnes)	9,203	11,029	(-) 17
Sales Volumes (Tonnes)	7,625	7,641	—
Net Turnover (Rs. Crores)	88.3	100.5	(-) 12
Average Realisation (Rs./Kg)	115.8	131.6	(-) 12
NET DIVISIONAL TURNOVER (Rs. Crores)	268.2	265.2	1
OPERATING MARGINS (%)**	(-) 7.7	(-) 8.6	—

** *Before Employee Separation Costs*

Review of Operations

The Textile Business remained under pressure due to the deteriorating market environment in the suitings fabrics sector, stagnancy in consumer demand and intense price competition from smaller producers. To facilitate the revival, the Company restructured its fabric operations during the year.

The Company's fabric sales volumes declined marginally from 187 lac meters to 181 lac meters in FY02. Marketing and promotional efforts arrest the fall. "Uncrushables and Ice Touch", novel products launched under the Grasim brand, the introduction of "Purista" under the Graviera brand, along with strengthening of market presence of the Coolers and Aquasoft brands launched earlier, enabled bring in stable volumes even in challenging market conditions.

Running up the value chain and an optimised product-mix, resulted in improved average realisation by an impressive 14% from Rs.88 per meter in FY01 to Rs.100 per meter in FY02.

Sector Outlook

The outlook for textile business remains challenging due to the structural weaknesses suffered by the organised producers. The changing consumer preference in favour of ready-to-wear products, mushrooming brands, spurious products, intense price competition from the unorganised sector producers and cheaper imports only add to the problems this industry faces.

There are signs of a modest improvement in demand, which may go up depending on the resurgence of the economy. An across-the-board reduction in excise duty will strengthen demand in the near future. Pricing will remain under pressure due to intense competition. The profitability of manufacturers will thus be governed by their ability to grow volumes and cut costs even in future.

Outlook for Grasim's Textiles Business

Going forward, the Company will produce both brands, Grasim and Graviera, at Bhiwani and leverage its superior cost structure optimally. While reaping benefits of composite operations, the Company will aim to improve economies of scale and operational efficiencies through upgradation of processing capacity, when needed. Leveraging its brand equity and distribution assets to reap the full benefits of the restructuring moves made in FY02 will be a thrust area. These moves will help the Company in turning around the textile business.

FINANCIAL REVIEW AND ANALYSIS

Highlights

(In Rs. Crores)	**FY02**	**FY01**	**% Change**
Gross Turnover	5,069.8	5,183.9	(-) 2
Net Turnover	4,371.9	4,453.5	(-) 2
Other Income	129.3	107.7	20
Total Expenditure	3,564.4	3,649.7	(-) 2
Operating Profit (PBDIT)	936.8	911.5	3
Interest	190.3	238.8	(-) 20
Gross Profit	746.5	672.7	11
Depreciation	251.7	251.9	—
Profit Before Tax and Exceptional Items	494.8	420.8	18
Exceptional Items			
— *Profit /(Loss) on transfer of undertaking*	*(-) 18.1*	*18.4*	—
— *Excess IT Provisions of earlier years written-back*	68.1	—	—
— *Loss on closure of Mavoor units*	*(-) 74.3*	—	—
— *Loss on sale of Textile Unit, Gwalior*	*(-) 15.0*	—	—
— *Loss on sale of Assets of Textile Unit*	*(-) 16.9*	—	—
— *Employee Separation Costs at other units*	*(-) 27.6*	*(-) 11.3*	—
	(-) 83.8	**7.1**	
Profit Before Tax	**411.0**	**427.9**	**(-) 4**
Provision for Current Tax	56.5	50.0	13
Profit After Current Tax	354.5	377.9	(-) 6
Deferred Tax	51.5	—	—
Net Profit	303.0	377.9	(-) 20

Net Turnover

Net turnover has declined by 2% from Rs.4453.5 crores to Rs.4371.9 crores in FY02, due to the various factors as explained earlier under Segmental Review and Analysis.

Other Income

The Company reported a 20% rise in its other income from Rs.107.7 crores to Rs.129.3 crores. The increase is attributed to the interest on IT Refund received from the Income Tax Department.

OPERATING PROFIT (PBIDT)

The PBDIT is up by 3% to Rs.936.8 crores due to various factors as explained under Segmental Review and Analysis.

INTEREST

Interest charges declined by 20% from Rs.238.8 crores to Rs.190.3 crores even after factoring of fresh charges associated with new debts raised during the year. Continuing benefits of debt repayment, pre-payment carried out in the earlier years, raising of low cost funds and benefits of reduced interest rates on working capital borrowings have made this possible.

DEPRECIATION

Depreciation charges remained nearly flat at Rs.251.7 crores in FY02. The Company has added a sum of Rs. 260.0 crores to the Gross Block in FY02, a large part of which was associated with the grinding mill at Bhatinda and four RMC plants commissioned during the year.

EXCEPTIONAL CHARGES

The Company made several restructuring moves aimed at creating value for shareholders. These moves led to certain charges, which were of non-recurring in nature. The Company has made provisions for charges associated with closure of pulp and fibre plants at Mavoor, losses arising from sale of textile unit at Gwalior and its entire holding in software subsidiary, Birla Technologies Limited. After adjustments of these costs and employee separation costs at other locations as well as gains arising from write-back of excess tax provision made for earlier years, the Company has provided a net exceptional charge of Rs.83.8 crores in FY02.

INCOME TAX

Consequent to an 18% rise in pre-tax profits (before exceptional items), tax provisions have gone up from Rs.50.0 crores to Rs. 56.5 crores – reflecting an increase of 13% YoY in FY02.

DEFERRED TAX

In line with the Accounting Standard 22 (AS-22) relating to "Accounting for Taxes on Income" which has become mandatory from 1st April 2001, the Company has provided Rs. 51.5 crores for the year ended 31st March 2002. No provision for Deferred Tax was made in the corresponding year ended 31st March 2001 but on a comparable basis, deferred tax provision for the previous year would have been Rs. 30.3 crores.

In accordance with AS-22, the cumulative net deferred tax liability upto 31st March 2001 works out to Rs.589.0 crores, which is met out of the revenue reserves. The Deferred Tax Liability has arisen substantially on account of the timing difference between the Depreciation admissible under Income Tax Laws and Accounting Depreciation. Though, provision is being made in accordance with the AS -22 having regard to the normal capital expenditure which the company is expected to make in the future years, the timing difference is not expected to be reversed and no cash outgo is expected to materialise towards such a balance in the foreseeable future.

NET PROFIT

Net profit excluding exceptional charges has risen by 14% in FY02 from Rs. 340.5 crores to Rs. 386.8 crores. However, consequent to the exceptional charges, net profit stands at Rs.303.0 crores in FY02. Earning Per Share before exceptional charges (EPS) has risen from Rs. 37.1 in FY01 to Rs. 42.2 in FY02.

Cash Flow Analysis

	FY2002	
	Amount (Rs. Crores)	%
Sources of Cash		
Cash from Operations	818.3	64
Decrease in Working Capital	193.3	15
Non-operating cashflows	68.7	5
Increase in Debt	181.4	15
Decrease in Cash and Cash Equivalents	10.0	1
	1271.7	100
Use of Cash		
Net Increase in Investments	750.8	59
Net Capital Expenditure	245.7	20
Interest	195.8	15
Dividend (incl Corporate Dividend Tax)	79.4	6
	1271.7	100

Sources of Cash

Cash from Operation

Cash from operations was higher by 3% at Rs.818.3 crores as against Rs. 791.7 crores in FY01. Despite the increased outflow on account of the exceptional charges. Cash from operations accounted for 64% of aggregate cashflows, highlighting Grasim's ability to generate substantial cash from operations.

Decrease in Working Capital

The liquidation of VSF inventories and scaling down of trading operations have contributed significantly towards the sharp fall in working capital. Tightening of working capital across other business segments too has yielded results. Overall, Rs.193.3 crore was released from working capital, accounting for nearly 15% cash flows in FY02.

Non-operating Cash flows

Income from investment activities consists primarily of interest and dividend income. Interest received during the year was higher by 14% at Rs.57.4 crores on account of interest on IT refund and enhanced interest receipts earned on deployment of surplus funds during the year.

Increase in Debt

Net longterm debts increased by Rs. 105.90 crores which included interest free sales tax loan of Rs. 51.8 crores. Short term working capital borrowings have gone by Rs. 75.5 crores. These have been utilised to fund capex and working capital requirements. Net debt flows are to the tune of Rs.181.4 crores, accounting for 15% of aggregate cash flows in FY02. Despite higher debts, the Company's debt-equity has remained unchanged at 0.62x as at the year-end.

Uses of Cash

Net increase in Investments:

The Company made fresh investments of Rs.776.1 crores towards a strategic 10.05% stake in Larsen & Toubro Limited. Selling of its entire stake in its subsidiary, Birla Technologies Limited, has led to a Rs.29.4 crore reduction in its investment portfolio. The net investments have gone up by Rs.750.8 crores and accounted for 59% of aggregate cash utilisation in FY02.

Net Capital Expenditure:

The Company invested Rs.50.8 crores towards a new grinding unit at Bhatinda. In addition, a sum of Rs.12.7 crores was spent towards three new RMCs and Rs.24.3 crores towards augmenting capacities.. An addition of Rs.28.5 crores was invested in thermal power plants at two locations. The balance of Rs.143.7 crores was the normal capex during the year. Against a total capex of Rs.260.0 crores, the company realised a sum of Rs.14.3 crores from sale of assets. The aggregate capital expenditure thus stood at Rs.245.7 crores and accounted for 20% of cash utilisation in FY02.

Interest

The Company has effected interest payments (net of capitalised interests) of Rs. 191.0 crores in FY02, which is 15% of the aggregate cash utilisation during the year.

Dividend

The Company utilised a sum of Rs.79.4 crores towards dividend and corporate dividend tax for FY01. For the current year, the Board has recommended a dividend of Rs.9.0 per share which on approval, would lead to an outflow of Rs.82.5 crores, which is accounting for 27% of net profits in FY02.

RISK MANAGEMENT

The Company is exposed to risks from market fluctuations of foreign exchange and interest rate.

Foreign Exchange Risk

The Company's policy is to hedge its long-term foreign exchange risk as well as short-term exposures within defined parameters. Currently, the Company has a small long-term foreign exchange liability of Rs. 20 crores which is partially hedged. The short-term exposures are covered from time to time. The Company's aggregate exports stood at Rs.101.8 crores and imports at Rs.400.6 crores in FY02. Due to the excess of imports over exports, the Company has suitably hedged the differential exposure.

Interest Rate Risk

The Company is exposed to interest rate fluctuations on its Rupee denominated borrowings. The Company uses judicious mix of fixed and variable rate debts within the stipulated parameters. The company does not perceive interest rate fluctuations as a significant risk having any material impact on its profitability

INTERNAL CONTROL SYSTEM

Management Information Systems (MIS) is the backbone of our control mechanism. Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. All operating parameters are monitored and controlled. Regular internal audits and checks ensure that responsibilities are executed effectively and that the MIS is flawless among a well-conceived annual planning and budgeting system.

Any material change in the business outlook is reported to the Board. Material deviations from the annual planning and budgeting are informed to the Board on a quarterly basis. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

CONCLUSION

Despite various factors affecting the economy, Grasim has recorded a good performance during the year. Grasim's inherent strength, strong fundamentals, a continual stress on operational excellence, cost optimisation measures, effective financial management, continuous restructuring of business processes, aided by an expected improvements in the cement sector bode well for the Company.

CAUTIONARY STATEMENT

Statement in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Corporate Governance is concerned with creation of long-term value for shareholders while also balancing interests of other stakeholders, viz., Employees, Creditors, Government and the Society, at large. Corporate Governance is crucial to the very existence of a company as it builds confidence and trust, which eventually leads to a more stable and sustained resource flows and long-term partnership with its investors and other stakeholders.

The corporate governance framework will thus encourage efficient use of resources and ensures accountability for the stewardship of these resources. Its importance lays in the contribution it makes to the overall growth and direction of the business, management accountability and transparency and above all, equitable treatment for its stakeholders.

In sum, corporate governance reinforces the concept of "*Your Company*" and emphasise that the Chairman and Board of Directors are your fiduciaries and trustees, engaged in pushing the business forward and maximising value for you, the shareholders.

CORPORATE GOVERNANCE AT GRASIM

Grasim Industries Limited, part of the Aditya Birla Group, believes in adopting the best corporate governance practices and protecting rights and interests of stakeholders. We further believe that the shareholders have the right to know complete information on the Board of Directors and the management, their interests in the organisation as well as governance practices followed by them.

Towards this end, Grasim has been making extensive disclosures on the Company and its Board of Directors and also have been benchmarking its practices with the recommendations of the SEBI Committee on Corporate Governance since 1999-2000. We have continued the practice even during the year and are highlighted in this report.

Compliance with the SEBI Code on Corporate Governance

The recommendations of the Kumar Mangalam Birla Committee on Corporate Governance have been accepted by the Securities and Exchange Board of India (SEBI) in December 1999 and have since formed part of Clause 49 of the Listing Agreement with Stock Exchanges. They are mandatory for the company from 2000-01 onwards and your company is fully compliant with these recommendations, as detailed in this report.

1. The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of independent Directors where Chairman is non-executive and at least half of the Board should be independent in case of an executive Chairman.

   Grasim's Board consists of 11 directors comprising of 10 Non-Executive and Independent Directors and 1 Whole Time Director. The Non-Executive and Independent Directors together account for 91% of the Board. Of this, 7 Directors are Independent, as defined by SEBI, and have no personal / professional relationship with the Company and includes two nominee directors, one each representing Industrial Development Bank of India (Lender) and Life Insurance Corporation of India (Investor).

Directors	Executive / Non-Executive/ Independent	No. of Outside Directorship(s) held		No. of Outside Committee Positions Held	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non-Executive	9	6	—	—
Mrs. Rajashree Birla	Non-Executive	5	6	—	—
Mr. M C Bagrodia	Non-Executive[2]	9	—	1	1
Mr. J N Godbole [4]	Independent [3]	*	*	*	*
Mr. V Venkateswarlu [5]	Independent [3]	1	1	3	—
Mr. Y P Gupta	Independent [6]	5	—	6	—
Mr. R C Bargava	Independent	6	—	6	1
Mr. Cyril Shroff	Independent	4	—	—	—
Mr. S G Subrahmanyan	Independent	2	—	1	—
Mr. B V Bhargava	Independent	9	—	4	3
Mr. M L Apte	Independent	10	2	4	—
Mr. Shailendra K Jain [7]	Whole-time Director	4	—	—	—

1 *Independent director, as defined in Clause 49 of the Listing Agreement, is one, who apart from receiving Director's remuneration, do not have any other material pecuniary relationship or transactions with the Company, its promoters, management or its subsidiaries, which in judgement of the Board may affect independence of judgement of the Director.*

2 *Employee of another company of the Aditya Birla Group*

3 *Nominee of Industrial Development Bank of India (Lender) (IDBI)*

4 *Nomination withdrawn by Industrial Development Bank of India w.e.f. 30th July, 2001*

5 *Nominated by IDBI in place of Mr. J.N. Godbole w.e.f. 30th July, 2001*

6 *Nominee of Life Insurance Corporation of India (Investor) (LIC)*

7 *Appointed as Whole-Time Director w.e.f. 1st November, 2001.*

Hitherto he was Manager of the Company and President & Business Head of Fibre & Pulp Divisions.

* *Not available since he ceased to be the Director of the Company*

2. The Board should set up a committee under the chairmanship of a Non-executive/Independent Director to specifically look into shareholder issues including share transfer and redressing of shareholder complaints.

   The Company has a " Shareholders Grievance / Allotment & Transfer Committee" at the Board level to look into various issues relating to Investors Grievances including non-receipt of dividend, annual report, shares after transfer as well as delays in transfer of shares etc.

   The composition of Committee is as follows:

   - Mr. Cyril Shroff, Chairman
   - Mr. S G Subrahmanyan, Member
   - Mr. Y P Gupta, Member

3. To expedite the process of share transfers, the Board should delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority should attend to share transfer formalities at least once in a fortnight.

   The Company's shares are compulsorily traded in the dematerialised form and have to be delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, officers of the Company have been authorised to approve transfers of up to 5000 shares in physical form under one transfer deed and one Director jointly with 2 officers have been authorised to approve transfers of above 5000 shares under one transfer deed.

   The Board has designated Mr. Ashok Malu, Company Secretary, as Compliance Officer.

   Details of complaints received, number of shares transferred during the year as well as time taken for effecting transfers are highlighted in the "Shareholder Information" section of the Annual Report.

4. The Corporate Governance Section of the Annual Report should make disclosures on remuneration paid to directors in all forms including salary, benefits, bonuses, stock options, pension and other fixed as well as performance linked incentives paid to the Directors.

   Details of remuneration paid to the Non –Executive and Independent Directors are given in Para 5 of this section. Grasim has a policy of not advancing any loans to its Non-Executive and Independent Directors.

5. The Board meetings should be held at least four times in a year, with a maximum time gap of four months between any two meetings and all information recommended by the SEBI Committee should be placed at the Board.

   The Board met 7 times during the past year and agenda papers were circulated well in advance of each meeting of the Board of Directors. The Company placed before the Board, the working of all units and statements containing status of various matters pursuant to Corporate Governance practices, as required by Clause 49 of the Stock Exchange Listing Agreement.

Date of Board Meeting	City	No. of Directors Present
30th April 2001	*Mumbai*	*10*
31st July 2001	*Mumbai*	*7*
31st October 2001	*Mumbai*	*8*
18th November 2001	*Mumbai*	*9*
31st January 2002	*Mumbai*	*10*
26th February 2002	*Mumbai*	*8*
5th March 2002	*Mumbai*	*9*

Directors' interests in the Company and Attendance Record

Grasim believes that the shareholders must know the details of Directors' interest in the Company, their attendance record and contributions made by them. Your company has therefore decided to make full disclosure on the attendance record as well as of all Directors on the Board.

A. Non-Executive Directors:

	Relationship with Other Directors	Commission	Sitting Fees Fees Paid	No. of Board Meetings		Attended Last AGM@
		(Rs.)	(Rs.)	Held	Attended	
Mr. Kumar Mangalam Birla	Son of Mrs Rajashree Birla	66,38,000	32,000	7	7	No
Mrs. Rajashree Birla	Mother of Mr Kumar Mangalam Birla	2,85,000	27,000	7	6	No
Mr. M C Bagrodia	—	3,84,000	32,000	7	7	No
Mr. J N Godbole [1]	—	47,000	2,000	1*	1	No
Mr. V Venkateswarlu [2]	—	2,37,000	25,000	6**	5	No
Mr. Y P Gupta	—	3,46,000	32,000	7	7	Yes
Mr. R C Bhargava	—	5,69,000	27,000	7	6	Yes
Mr. Cyril Shroff	—	1,56,000	12,000	7	3	No
Mr. S G Subrahmanyan	—	3,51,000	27,000	7	6	Yes
Mr. B V Bhargava	—	5,60,000	22,000	7	5	No
Mr. M L Apte	—	4,27,000	27,000	7	6	No

1 *Nomination withdrawn by IDBI w.e.f. 30th July, 2001*

2 *Nominated by IDBI in place of Mr J.N. Godbole w.e.f. 30th July, 2001*

@ *Annual General Meeting (AGM) held at the Registered Office at Nagda, Madhya Pradesh on 30th June 2001*

* *No. of Board Meetings held prior to withdrawal of his nomination by IDBI*

** *No. of Board Meetings held after his nomination by IDBI*

Note: *The Company has a policy of not offering any loans and advances to its Non-Executive / Independent Directors and hence is not highlighted separately.*

B. Executive/Whole-Time Director:

Executive Director	*Relationship* with other Directors	*Business relation ship with the Company if any*	*Remuneration paid during 2001-2002*			
			All elements of remuneration package i.e. salary, benefits, bonus, pension etc. paid during the year	*Fixed component & performance linked incentives, along with performance criteria*	*Service contracts, notice period, severance fee*	*Stock option details, if any*
Mr Shailendra K. Jain	—	Whole –Time Director	Rs. 90,12,451/-	Ref. Note (a)	Ref. Note (b)	Ref. Note (c)

a) Performance Bonus is linked to the achievement of targets to be decided by the Board or Committee thereof. Mr. Shailendra K. Jain was paid a sum of Rs. 12,26,000/- for the current financial year and an additional sum of Rs. 6,47,462/- was paid towards Long Term Incentive Compensation pertaining to the previous year.

b) The appointment is subject to termination by three months notice in writing on either side. Mr. Jain was appointed to the Board w.e.f 1st November 2001 and the appointment is valid up to 30th November 2003.

c) The Company does not have any scheme for grant of stock options to its Directors or Employees.

6. As a part of disclosures related to management, in addition to the Directors' Report, Management's Discussion and Analysis should form part of the Annual Report.

   Management's Discussion and Analysis forms part of this Annual Report. The Company has been providing a detailed Management's Discussion and Analysis in its Annual Report from 1998-99 onwards.

7. All company related information like quarterly results, presentation made by companies to analysts may be put on the Company's web-site or may be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

   The Company makes presentation to institutional investors and equity analysts on a half yearly basis. Copies of the Press Release and Presentations are made available on the websites of the Company (www.grasim.com) as well as the Aditya Birla Group (www.adityabirla.com).

8. There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

   Grasim introduced a separate section on Corporate Governance in its Annual Report for the year 1999-2000 and the practice has been continued even during the year.

9. The Non-Executive Chairman of the Company should be entitled to maintain a office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively *(This is a non-mandatory recommendation).*

   At present, the Chairman does not have a separate office in the Company. However, the Corporate Office of the Company supports the Chairman for discharging his responsibilities.

10. A qualified and an independent "Audit Committee" should be set up at the Board level as it would go a long way in enhancing credibility of the financial disclosures and promoting transparency.

    Grasim has an Audit Committee at the Board level and consists of three Independent Directors. The details of its composition are as follows:

    - *Mr. B V Bhargava, Chairman*
    - *Mr. R C Bhargava, Member*
    - *Mr. M L Apte, Member*

    CFO is Permanent Invitee to the Audit Committee.

    The Company Secretary is Secretary of the Committee.

    The Audit Committee met 6 times during the past year.

11. The Board should set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

    Grasim does not have a Remuneration Committee. The Board determines the remuneration of the Whole Time Director. (This is a non-mandatory recommendation).

12. No Director should be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he/she is a Director. Furthermore, it should be a mandatory requirement for every Director to inform the company about the committee positions he occupies in other companies and changes on an annual basis.

    None of the Directors of the Company is a member of more than 10 committees or Chairman of more than 5 committees across all companies in which he/she is a Director.

13. The Company should provide a brief resume, expertise in specific functional areas and names of companies, in which he/she holds Directorship and the membership of Committees of the Board, while appointing a new Director or re-appointing an existing Director. These should form part of notice to shareholders.

    Relevant details form part of the explanatory statement of the Notice of the Annual General Meeting, annexed to this report.

14. Disclosures to be made to the Board by the management relating to all material, financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large. These include dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives, etc.

    Transactions with the related parties are disclosed in Note No.21of Part B of Schedule 22 to the Accounts in the Annual Report.

15. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

The Company sends a detailed "Performance Update" consisting of financial performance as well as Management Discussion and Analysis Report on a half yearly basis. The Company initiated the process last year and continued the practice even during the year.

16. The financial institutions should, under normal circumstances, have no direct role in the decision making of the Board of the Company. They should not have nominees on the Board, merely by virtue of their financial exposure in the company. There is however a ground for the term lending financial institutions to have nominees on the Boards of the borrower companies, to protect their interests as creditors. In such cases, the nominee directors should take an active interest in the activities of the Board and assume equal responsibility, as any other director on the Board.

Not a Company level issue.

At present, the Board has two nominee directors, one each representing a lender and an investor. Details of the nominee directors are as follows:

- *Mr. V Venkateswarlu, a nominee of Industrial Development Bank of India (IDBI) – a Lender*
- *Mr. Y P Gupta, a nominee of Life Insurance Corporation of India (LIC) – an Investor*

OTHER DISCLOSURES RECOMMENDED BY THE SEBI COMMITTEE

1. Details of Annual General Meetings

1.1. Location and time, where last three AGMs held

Year	Type	Location	Date	Time
1998-1999	AGM	Registered Office, Birlagram, Nagda, M.P	11.09.99	11.00 a.m.
1999-2000	AGM	Registered Office, Birlagram, Nagda, M.P	15.07.00	11.00 a.m.
2000-2001	EOGM	Registered Office, Birlagram, Nagda, M.P	27.01.01	11.00 a.m.
2000-2001	AGM	Registered Office, Birlagram, Nagda, M.P	30.06.01	11.30 a.m.

1.2. Whether special resolutions were put through postal ballot last year?

Yes. For disposal of Textile undertaking at Gwalior, as required u/s 293(1(a) of the Companies Act, 1956, approval of the Shareholders was sought through Postal Ballot.

1.3. Are votes proposed to be conducted through postal ballot this year?

No

2. Disclosures on materially significant related party transactions of material nature, with its Promoters, the Directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of company at large.

Transactions with the related parties are disclosed in Note No.21of Part B of Schedule 22 to the Accounts in the Annual Report.

3. Details of non-compliance by the Company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

None

4. Means of communication

4.1 Half-yearly report sent to each household of shareholders	Yes
4.2 Quarterly results	
4.2.1. Which newspapers normally published in	*Business Standard (All Editions) Nai Dunia, Indore (Hindi)*
4.2.2. Any website, where displayed	*www.grasim.com* *www.adityabirla.com*
4.3. Whether the Company Website displays	
4.3.1. All official news releases	Yes
4.3.2. Presentation made to Institutional Investors/Analysts	Yes
4.4. Whether MD&A is a part of Annual Report	Yes
4.5. Whether Shareholder Information section forms part of the Annual Report	Yes

SOCIAL REPORT

BEYOND BUSINESS, REACHING OUT TO COMMUNITIES

For us in the Aditya Birla Group success is measured by how well we fulfill our economic, environmental and social responsibility. This "triple-bottom-line" accountability lies at the heart of our Group, factoring as it does holistically the interest of all of our stakeholders-shareholders, customers, employees and the community at large.

For over a decade, we have been involved in working with the weaker sections of society, who live close to our plants through "The Aditya Birla Centre for Community Initiatives and Rural Development".This Centre, which is led by your Director, Mrs. Rajashree Birla, is the glue that holds all of the Group's projects.



Women self help groups in action at Harihar

At Grasim we work predominantly in the areas of education, health-care inclusive of family planning, capacity building through sustainable livelihood programmes and empowerment of the people, land and watershed management.

We have adopted over 1500 villages in proximity to our plants at Nagda, Jawad, Raipur in Madhya Pradesh, Bhiwani in Haryana, Kharia Khangar and Shambhupura in Rajashthan, Harihar and Malkhed in Karnataka, Kharach in Gujarat, Raigad (Salav) and Hotgi in Maharashtra and Reddipalayam in Tamil Nadu.

Health Care

Towards better health-care for the populace as also to raise the Human Development Index, immunization against polio, measles, mumps, hepatitis B, tuberculosis and administering the BCG vaccine is an ongoing endeavour.

In collaboration with the District Health Authorities, our teams have immunized 11,320 children. At the cataract operation camps, 5000 patients were examined while nearly 1200 senior citizens who were operated upon have gained better sight. Likewise in more than 400 medical camps organized by our Units, 40,000 villagers were given a thorough health check as well. At these camps over 5000 patients suffering from different ailments were treated.

Additionally in the hospitals at our Plants over 1,50,000 villagers registered themselves not only for treatment in the Out Patient Departments (OPD) but also for major and minor operations and child birth. As most of these patients come from families below the poverty line, they are treated free of cost.

More than 300 tuberculosis-afflicted patients are being treated at Khor in Madhya Pradesh by Vikram Cement.

In tandem with the Mahaveer Viklang Sahayata Samiti, 143 persons have been fitted with artificial limbs at Harihar.

Over 2000 patients have been attended to by our Nagda Unit's well-equipped mobile health-care vans. At Reddipalayam, Kharia Khangar and Salav as well mobile health clinics tend to the villagers, practically every week.

Mother and Child Health Care

To stem the population tide, our teams have intensified their efforts. At Nagda, a holistic Mother and Child Health Care Project spanning 30 villages, over a three year time frame, has been launched.

Elsewhere at Harihar, Jawad, Kharia Khangar, Malkhed, Shambhapura, Reddipalayam and Raipur, our focus on planned small healthy families continues unrelentingly.

Through our involvement, more than 3500 couples have opted for planned families, favouring the two-child family norm. It might interest you to learn that the Gulbarga Zilla Panchayat and the District Health and Family Welfare Department have given a special award to our team at Rajashree Cement for family welfare services rendered in Gulbarga.

Spreading Literacy

Our adult-education programmes, balwadis and other projects, which are headed by professionally trained teachers to raise the literacy level, are becoming increasingly popular.

To arrest the dropout rate in schools in the interiors, 32 programmes were conducted at Malkhed where the benefits of education and literacy were impressed upon on the parents and village elders.

To encourage meritorious students of the village, special scholarships have been instituted at Harihar, Malkhed, Khor, Bhiwani and Kharach, reaching out to nearly 150 students.

Besides providing clothes to adivasi children at Salav, Vikram Ispat have helped craft specially designed tables for a school run in Alibag for physically challenged children. Their endeavours have benefited 200 children.



Villagers in Nagda learning under the shade of a tree

Financial assistance has been extended to foster the education of 50 destitute girls under the Dattak Putri Yojana, operating in Khor.

Women Empowerment Processes

To help women become self reliant, we hone their skills through extensive training in different vocations. For example, at Grasim Cement at Rawan, Vikram Cement at Khor and Aditya Cement at Shambhupura, women are being trained in the craft of tailoring, dyeing of fabrics and carpet making. To develop their skills, Training Centres have been organised at Shambhupura.

A Mahila Sewing Centre has been set up at our Plant in Shambhupura, for training 80 women. For purchase of sewing machines, an interest free soft loan facility has been extended to 25 women here.

To empower women attain self-reliance through income generating programmes, availing of the facilities and funds offered by NABARD, SIDBI and other Banks to Self-Help Groups, we have helped organise them. Already more than 100 Self-Help Groups have been formed, with women from 200 villages.

Over the last one year, we have begun facilitating the setting up of Women Self-help Groups. At Reddiyapalam and Vlipringiyam 200 women have successfully started micro enterprises. They make chalk, phenyl and soap oil. Additionally, to enable them sustain their enterprise, we identified their potential markets and customers. So their products are by and large sold out. Women engaged in the Sahyog Papad Udyog and the Gokul Dugdha Pariyojana Projects at Aditya Nagar in Shambhupura, today market their entire output locally. Amazing as it may seem, so far 3000 kilos of Gokul ghee and 1,85,000 litres of milk have been processed, valued at Rs.22 lacs.

Towards Sustainable Livelihood

Through education and training, we encourage the building of skills in a number of enterprises that can provide villagers with the leeway to stand on their feet. Our stress on farmer training is ongoing. Through the seed multiplication programme, quality seeds have been distributed to farmers at Nagda, we also support them with irrigation facilities.

Likewise, helping procure healthy milch cattle for the villagers and backing them with marketing support has enabled 1800 villagers eke a livelihood. They run 18 milk collection centers at Nagda.

So that farmers prosper, in tandem with the Government, we organise veterinary camps, where besides health check-up, artificial insemination for their animals, is done by professional veterinaries. More than 20,000 farmers availed of this facility.

Basic Amenities

To mitigate the acute water shortage faced at Nagda, and to enable us run our operations, we have built four dams on the river Chambal, which together stores 803 mcft of water. Nearly one-fourth of this water is used by the farming community, the Mandi, the Railway and Khachrod Township, which is yet another service done.

At Harihar too, we have set up a potable water system at one village and maintained it at 3 villages. Working with the Tamil Nadu Water and Drainage Board, we brought in safe drinking water in 2 villages.

"Over the years, we have endeavoured to understand the problems of the communities. We have put them on the same pedestal as our customers – so that there is no contentious relationship with them. Our guiding philosophy is that — having gauged their major issues, our aim should always be to work out projects that are sustainable by the beneficiaries over the long haul, and that we then withdraw. Our reasoning is that this way we will not build a culture of dependency and instead, after the hand-holding, make them self-reliant".

Mrs. Rajashree Birla — Chairperson The Aditya Birla Centre for Community Initiatives and Rural Development.

Nagda has embarked on a phased programme of providing drinking water to 20 villages while at Salav, we cater to 31 villages through our water pipeline.

To sensitise villagers to hygiene, and indoctrinate them on cleanliness, we have provided 126 dry toilets in and around the villages surrounding Nagda. These facilities have been set up in five schools as well. Here we partner with Rotary International. A community toilet for women and children has been constructed at Reddipalyam as well.

In collaboration with the Government of Karnataka through the Swasthi Grama Yojana Scheme, we have been able to change the face of the Malkhed village. We have already built the cement-concrete drainage system, bettered the road through concretizing, renovated primary health-care centers and set up community toilets. Through a massive tree plantation drive, we have beautified the village as well. At Nagda too we have developed "Nayan" as a model village where we have provided safe drinking water, decent sanitation facilities, homes for the poorest of the poor, promoted education and strengthened the overall infrastructure. These projects have touched the lives of nearly 30,000 villagers.

Garnering Development Aid

For the year 2002, we have mobilized Rs.1900 lakhs, apart from our own contribution. Garnering aid through the Government's different development programmes, we touched the lives of over 4,15,000 people collectively across all our Units.

Making A Difference

Knowing that our Projects in their own small manner make a difference to people's lives, gives us a humble sense of fulfillment. It is also a way of living our values, and in all humility, playing a leadership role even as a caring corporate citizen.

ENVIRONMENT REPORT

ENVIRONMENTAL PROTECTION - A WAY OF LIFE AT GRASIM

As a business house, we are fully committed to sustainable development. In our view it is extremely vital to meet the needs of today without compromising the welfare of the future generations. We see a tremendous intrinsic linkage between economic growth and environmental protection. Therefore running our Plants at Nagda, Jawad and Raipur in Madhya Pradesh, Bhiwani in Haryana, Kharia Khangar and Shambhupura in Rajashthan, Harihar and Malkhed in Karnataka, Kharach in Gujarat, Raigad, (Salav) and Hotgi in Maharashtra and Reddipalayam in Tamil Nadu in an eco-efficient manner, comes naturally to us.

Barring Vikram Ispat and Bhiwani Textile Mills, all of our Plants are ISO 14001 EMS certified. Bhiwani and Vikram Ispat are stepping up their efforts to get the ISO 14001 authenticated.

We also seek validation of our Environment Management Systems, ongoingly. KPMG Peat Marwick, supported by a team of internal and external auditors are engaged in the auditing of our processes at our various Plants. Likewise the State Pollution Control Board Certified auditors carry out an intensive Environmental Audit at our Plants. Their reports confirm our commitment to environment conservation.

In recognition of our outstanding contribution towards environment protection, the Indo-German Greentech Environment Excellence Award was conferred upon our Viscose Stable Fibre Plant at Nagda. They were named the benchmark company in the Man-made Fibre Industry sector.

The Government of India's Ministry of Power, have bestowed the National Energy Conservation Award upon our Viscose Staple Fibre Plant in Nagda as well.

We are pleased to inform you that Viscose Staple Fibre produced by our Company has received the Oeko-Tex –100 certification by BTTG, U.K, stating that the fibre is eco-friendly and free from any harmful substance.

Another accolade showered upon us is by the Tata Energy Research Institute (TERI), who have bestowed their Corporate Environment Award on our Pulp Plant at Harihar.

At our cement, viscose staple fibre and pulp Units, state-of-the-art Industrial Effluent Treatment Plants are in operation. A major quantity of the treated effluent is recycled for the use at the Plants. The sludge that emerges out of the process works as a soil conditioner for the lawns and the gardens that beautify the plants.



The Secondary treatment plant at Harihar

At full-fledged sophisticated laboratories in the Units, effluents, water emissions and air quality is continually tested.

The quest to innovatively dispose wastes generated is ceaseless. At Nagda, this year we have installed and commissioned Sludge Drivers at the Effluent Treatment Plant to facilitate incineration in the Boilers.

To convert electrical energy and to avoid the use of ammonia at our Pulp Division at Harihar, vapour absorption chillers have been set up, replacing the ammonia boiler.

To lower furnace oil consumption and the steam purchased externally, a slow motion slaker has also been put up. Additionally, we have incorporated the crystallizer technology in the evaporator to enhance boiler efficiency and reduction in steam consumption, leading also to savings in the purchase of coal. An inbuilt vent condenser de-aerator helps to arrest the escape of vapour.

Importantly, in the conventional fibre processes, we have totally discarded the use of heavy metals like zinc. At Kharach, we have opted for the vermi-composting technique which converts treated effluent into an excellent nutrient for agriculture.

At Birla Cellulosic, which is a relatively new plant, we are working towards a zero effluent status.

Given that cement manufacturing is largely a dry process, no process waste water is generated. The waste water thrown up by the power plant is used for gardening. Sewage Water Treatment Plants, based on the activated sludge process, treat waste water and other solids emanating from our colonies and plants. The treated water is used innovatively for cooling plant machinery besides watering thousands of saplings.

Fly ash engendered in the captive power plant is utilized for manufacturing cement. Desilting of mines water generated from strata seepage is used for industrial cooling, for spraying in the mines and for dust suppression at our cement plant at Rawan. Here fine iron particles segregated from slag in the slag grinding process are collected and sold as scrap.

To prevent particles from being released in the environment, at our cement plants, we have installed bag filters at the coal crusher conveyor belts and limestone crushes. Additionally spray systems in the lime stone area and in close proximity to the coal crusher dump hopper are instrumental in ensuring the ambient air quality.

While water sprinkling arrangements have been made at the plant locations, to stop the dust from going into the environment, tree plantations act as dust-filters as well.

To conserve heat and also reduce the emission of dust, a six stage preheater cyclone is in operation at Aditya Cement.

At our Sponge Iron unit at Salav in Alibag, great attention is paid to Environment Management Systems as well. Based on the most modern technology, the plant has built-in pollution abatement systems. The nominal quantity of liquid effluents generated is recirculated. Separation of solids from the effluents is achieved through the Supa flow system installed at the plant. Given that our Sponge Iron facility uses natural gas as its prime source of its energy, devoid of sulphur, the few gases released from the stack carry no pollutant. Dry bag filters and wet scrubbers render the environment dust free.

Even as eco-efficiency is built into all of our operations, we sensitize our employees on the importance of sustainable development in continuum. The township for our employees at our plants is housed within the campus. Thousands of employees live within the complex. Not surprisingly, more than a quarter of the land in all of our plants, is verdant with tens of thousands of trees, swaying with the wind.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 3rd August, 2002 at 11:30 a.m.
   - Venue : Grasim Staff Club
     Registered Office: Birlagram-456 331
     Nagda, (Madhya Pradesh)

2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2002 : End July 2002
   - Financial reporting for the half year ending September 30, 2002 : End October 2002
   - Financial reporting for the quarter ending December 31, 2002 : End January 2003
   - Financial reporting for the year ending March 31, 2003 : End April/May 2003
   - Annual General Meeting for the year ended March 31, 2003 : End July/August 2003

3. Dates of Book Closure : 19th July, 2002 to 3rd August, 2002 (Both days inclusive)

4. Dividend Payment Date : On or after 3rd August, 2002

5. Registered Office & Share Department : Birlagram – 456331
   Nagda, Madhya Pradesh
   Tel: (07366) 46760-46766
   Fax: (07366) 44114/46024
   E-Mail: shares@adityabirla.com
   Web: www.grasim.com / www.adityabirla.com

6. (a) Listing Details

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. The Stock Exchange Ahmedabad Kamadhenu Complex, Near Polytechnic, Panjara Pole, Ahmedabad - 380 015 2. Bangalore Stock Exchange Ltd., Stock Exchange Tower, 51 - 1st Cross, J.C. Road, Bangalore - 560 027 3. The Calcutta Stock Exchange Assn. Ltd., 7, Lyons Range, Kolkata - 700 001 4. Cochin Stock Exchange Ltd., Veekshanam Road, Post Box No.3529, Ernakulam, Cochin - 682 035 5. Madras Stock Exchange Ltd., Stock Exchange Building, 11, Second Line Beach, Post Box No.183, Chennai - 600 001 6. Madhya Pradesh Stock Exchange, 201 Palika Plaza II, M.T.H. Compound, Indore – 452 001 7. The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 023 8. National Stock Exchange of India Limited "Exchange Plaza" Bandra-Kurla Complex Bandra (East), Mumbai 400051 9. The Delhi Stock Exchange Assn. Ltd., DSE House, 3-1, Asaf Ali Road, New Delhi - 110 002.	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Limited, "Exchange Plaza" Bandra-Kurla Complex Bandra (East), Mumbai400051

Note: Listing fees for the year 2002-03 has been paid to the respective Indian Stock Exchanges. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2002.

6. (b) Overseas Depository for GDRs

Citibank N.A
Depository Receipts
111, Wall Street, 21st Floor
NEW YORK, NY – 10043
Tel.: 1-212-657-8782
Fax: 1-212-825-5398

6. (c) Domestic Custodian of GDRs
Custody Services,

Citi Bank N.A.
77 Ramnord House,
Dr. Annie Besant Road, Worli
Mumbai 400025
Tel.: 91-22-4944167, 4949275
Fax: 91-22-4943400

7. Stock Code :

	Reuters	Bloomberg
Bombay Stock Exchange	GRAS.BO	GRASIM IN
National Stock Exchange	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRASq.L	GRDS LI

8. Stock Price Data

	Bombay Stock Exchange				*National Stock Exchange*				*Luxembourg Stock Exchange*		
	High	*Low (In Rs.)*	*Close*	*Av. Volume (In Nos)*	*High*	*Low (In Rs.)*	*Close*	*Av. Volume (In Nos)*	*High*	*Low (In US$)*	*Close*
Apr-01	322.0	230.0	290.0	656,247	321.7	230.9	287.7	490,844	7.8	6.0	7.2
May-01	348.0	282.0	338.5	538,950	356.0	275.0	337.9	478,139	8.0	7.2	7.9
Jun-01	342.8	287.5	300.6	129,206	343.1	287.3	309.9	140,006	8.3	7.5	7.8
Jul-01	340.0	293.0	314.5	60,344	336.0	295.1	315.1	62,497	8.4	7.8	8.1
Aug-01	326.5	268.1	269.1	80,239	327.0	269.1	270.4	108,453	8.1	6.9	6.9
Sep-01	278.0	235.6	260.0	142,401	279.0	235.0	260.0	136,915	6.9	5.1	5.7
Oct-01	294.3	241.0	283.6	121,769	294.0	244.1	283.7	116,075	6.3	5.4	6.2
Nov-01	305.4	261.6	297.7	197,170	306.0	261.5	297.7	196,733	6.6	6.1	6.4
Dec-01	330.0	255.0	274.6	162,717	329.9	253.3	274.1	196,500	6.9	5.9	6.0
Jan-02	298.0	272.6	282.1	104,792	301.0	272.6	281.7	117,444	6.5	5.9	6.1
Feb-02	320.0	275.0	289.3	215,630	320.0	276.1	289.2	252,651	6.4	6.0	6.3
Mar-02	309.9	285.0	288.9	83,853	309.5	284.1	287.3	96,666	6.4	6.1	6.1

9. Stock Performance



Grasim - Stock Performance (Indexed)
150
140
130
120
110
100
90
80
70
60
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Grasim
Sensex
Nifty

10. Stock Performance over the past few years:

(In %)	1 Year	3 Years	5 Years
GRASIM	16.0	83.0	(-) 15.4
Sensex	(-) 3.7	(-) 7.2	3.2
Nifty	(-) 1.6	4.8	16.7

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, demat/remat, dividend and change of address etc.) : In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent
Share Department
Grasim Industries Limited
PO Birlagram 456331, Nagda, Madhya Pradesh
Tel: (07366) 46760-46766
Fax: (07366) 44114/46024
E-Mail: shares@adityabirla.com

12. Share Transfer System :

Share transfers in physical form are registered normally within 15 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 5000 shares in physical form under one transfer deed and above 5000 shares, one Director jointly with two Officers have been authorized to approve the transfers.

Transfer Period (in days)	2001-02			2000-01		
	No. of Transfers	No. of Shares	%	No. of Transfers	No. of Shares	%
1-15	6859	480285	89.5	3082	296209	50.4
16-20	239	26665	5.0	2244	192711	32.8
21-30	85	29390	5.5	1194	97864	16.7
Above 30*	—	—	—	5	424	0.1
Total	7183	536340	100.0	6525	587208	100.0

* *Due to signature mismatch and other deficiencies, notices for which had to be sent to the sellers.*

13. Investor Services :

Complaints received during the year

Nature of Complaints	2001-02		2000-01	
	Received	Cleared	Received	Cleared
Relating to Transfer, Transmission, Dividend, Interest, Demat & Remat and Change of address	100	100	215	215
Others	2	2	25	25
Total	102	102	240	240

Legal proceedings on share transfer issues, if any : There are no major legal proceedings relating to transfer of shares.

14. Distribution of Shareholding as on 31st March:

No. of equity shares held	2002				2001			
	No. of share holders	% of share holders	No. of Shares held	% Share holding	No. of share holders	% of share holders	No. of Shares held	% Share holding
1-100	230,109	87.31	7,072,476	7.72	245,456	87.91	7,481,709	8.16
101-200	17,925	6.80	2,570,389	2.80	18,377	6.58	2,628,829	2.87
201-500	10,533	3.99	3,282,341	3.58	10,508	3.77	3,246,463	3.54
501-1000	2,919	1.11	2,040,991	2.23	2,872	1.02	1,985,228	2.17
1001-5000	1,619	0.62	3,242,909	3.54	1,560	0.56	3,055,732	3.33
5001-10000	160	0.06	1,129,746	1.23	148	0.05	1,079,450	1.18
10001 & above	284	0.11	72,330,833	78.90	286	0.11	72,192,274	78.75
Total	263,549	100.00	91,669,685	100.00	279,207	100.00	91,669,685	100.00

15. Categories of Shareholding as on 31st March:

Category	2002				2001			
	No. of share holders	% of share holders	No. of Shares held	% Share holding	No. of share holders	% of share holders	No. of Shares held	% Share holding
Promoters	37	0.02	18,718,445	20.42	38	0.02	18,688,981	20.39
Mutual Funds &UTI	100	0.04	8,723,306	9.52	84	0.03	8,476,768	9.25
Banks and FIs	340	0.13	14,087,200	15.37	469	0.17	13,419,339	14.64
FIIs	94	0.04	11,563,413	12.61	90	0.03	10,631,478	11.59
GDRs	1	0.00	10,382,333	11.33	1	0.00	10,382,533	11.33
Corporates	2,402	0.91	5,555,670	6.06	2,216	0.79	7,593,232	8.28
NRIs/OCBs	6,122	2.32	3,826,589	4.17	6,258	2.24	3,815,319	4.16
Indian Public	254,453	96.54	18,812,729	20.52	270,051	96.72	18,662,035	20.36
Total	263,549	100.00	91,669,685	100.00	279,207	100.00	91,669,685	100.00

16. Dematerialisation of Shares and Liquidity : 78.06% of outstanding equity (including 11.33% of capital in the form of Global Depository Receipts) have been dematerialised as on 31st March, 2002. Trading in equity shares of the Company is permitted only in the dematerialized form with effect from 5th April 1999, as per notifications issued by SEBI.

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDR/Warrants and Convertible Bonds : 10,382,333 GDRs (Previous Year 10,382,533) are outstanding as on 31st March 2002. Each GDR represents one underlying equity share.

There are no warrants/convertible bonds outstanding as at the year-end.

19. Plant Locations:

Fibre, Pulp & Chemical Plants

Staple Fibre Division
Birlagram 456 331, Nagda (M.P.)
Tel : (07366) 46760-46766
Fax : (07366) 44114 / 46024

Harihar Polyfibres & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123, Karnataka
Tel : (08373) 32637-39
Fax : (08373) 32465, 32875

Birla Cellulosic
Birladham, Kharach,
Kosamba 394120
Dist. Bharuch (Gujarat)
Tel : (02629) 31891 – 5
Fax : (02629) 31892, 32562

Pulp and Fibre Divisions
Birlakootam, Kozhikode
Mavoor 673 661, Kerala
Tel : (0495) 483161 – 3
Fax : (0495) 483116

Cement Plants

Vikram Cement
Dist. Neemuch, Khor 458470 (M.P.)
Tel : (07420) 35605
Fax : (07420) 35524

Aditya Cement
Adityapuram Sawa – Shambhupura
Dist. Chittorgarh, Rajasthan 312613
Tel : (01472) 87446 , 87470
Fax : (01472) 87288

Grasim Cement
Grasim Vihar, Village P.O., Rawan
Tehsil: Sigma, Dist. Raipur (M.P.)
Tel : (07726) 88213
Fax : (07726) 88215, 88209

Rajashree Cement
Aditya Nagar, Malkhed Road,
Gulbarga 585292, Karnataka
Tel : (08441) 687221-24
Fax : (08441) 687225

Grasim Cement Division – South
Reddipalayam PO: Perambalur
Ariyalur 621704, T.N.
Tel : (04329) 49240
Fax : (04329) 49253

Birla White
Rajashree Nagar, Bhopalgarh
Kharia Khangar Dt. Jodhpur 342606 (Raj.)
Tel : (02920) 64223
Fax : (02920) 64225

Others Plants

Vikram Woollens
GH I to IV, Ghironghi,
Malanpur
Dist. Bhind (M.P.) 477117
Tel : (07539) 83602, 83603
Fax : (07539) 83339

Bhiwani Textile Mills/ Elegant Spinners
Birla Colony, Bhiwani 125 021
Haryana
Tel : (01664) 43126, 42577
Fax : (01664) 42575, 43717

Sponge Iron Division

Vikram Ispat
Salav, Dist. Raigad 402 202
Maharashtra
Tel : (02141) 60110 / 60119
Fax : (02141) 60104, 60122

20. Investor Correspondence:

The Company Secretary
Grasim Industries Limited
Registered Office: Birlagram 456331, Nagda (M.P.)
Tel: (07366) 46760-46766
Fax: (07366) 44114/46024
E-Mail- shares@adityabirla.com

21. Per Share Data:

	2001-02	2000-01	1999-2000	1998-1999	1997-1998
Net Earning (Rs. Cr.)@	386.8	370.8	250.9	168.4	230.8
Cash Earning (Rs. Cr.)@	690.0	622.7	487.9	378.1	397.8
EPS (Rs)@	42.2	40.4	27.4	20.1	31.9
EPS Growth (%)	4.5	47.8	36.2	(-)37.0	(-)10.8
CEPS (Rs.)@	75.3	67.9	53.2	45.2	55.0
Dividend Per Share (Rs)	9.0	8.0	7.0	6.8	6.8
Dividend Payout (%)	21.3	19.8	25.5	33.6	21.2
Book Value Per Share (Rs.)	365.0	335.4	303.0	285.3	320.2
Price to Earning*	6.8	6.2	11.1	7.9	9.8
Price to Cash Earnings*	3.8	3.7	5.7	3.5	5.7
Price to Book Value*	0.8	0.7	1.0	0.6	1.0

* *Based on Stock Price as on 31st March*

@ *Before exceptional items*

22. Other Useful Information for Shareholders

Unpaid/Unclaimed Dividends

1. Shareholders who have not yet encashed their dividend warrants for the years 1995-96 to 2000-2001 may approach the Company for revalidation/issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers.

2. In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj , Gwalior Pin-474 009 (M.P.) by submitting an application in the prescribed form.

3. Shareholders are advised that dividends for the financial year ended 31st March, 1996 onwards which remains unpaid/ unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members.

ECS Facility

It is tentatively proposed to introduce *'Electronic Clearing Service'* (ECS) mode of payment of dividend to shareholders residing in some selected cities, depending on the number of requests received from the shareholders in this respect. Shareholders are requested to provide particulars of their bank account details for availing this facility in the form attached. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the facility may provide their mandate to the Company in writing, in the form attached with the AGM Notice.

Share Transfer/Dematerialisation

1. Share transfer requests are acted upon within 7-10 days from the date of their receipt at the Share Department. In case no response is received from the Company within 35 days of lodgement of transfer request, the lodger may write to the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

2. Dematerialisation requests duly completed in all respects are normally processed within 7-10 days from the date of their receipt at the Share Department of the Company.

3. Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

Correspondence with the Company

Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Share Department of the Company at the Registered Office at Birlagram, Nagda (456 331) and not to any other office(s) of the Company.

Non-Resident Shareholders

Non-resident members are requested to immediately notify :-

- Indian address for sending all communications, if not provided so far;
- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

Others

1. Beneficial Owners of shares in demat form are advised that in terms of the regulations of NSDL & CDSL, their Bank Account details, as furnished to the Depository Participants(DP), will be printed on their dividend warrants. The Company will not entertain requests for change of such bank details printed on their dividend warrants.

2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.

3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.

4. In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to Company along with original or certified copy of FIR/acknowledged copy of complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

7. Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form which can be obtain from the Share Department of the Company or send your request for the said Form on email on shares@adityabirla.com

9. Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

10. Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

DIRECTORS' REPORT

Dear Shareholders,
Your Directors have pleasure in submitting the 55th Annual Report and Audited Accounts of the Company for the year ended 31st March 2002.

FINANCIAL RESULTS

		(Rs. in Crores)
	2001-2002	2000-2001
Gross Turnover	5069.8	5183.9
Gross Profit	746.5	672.7
Less : Depreciation	251.7	251.9
Profit before exceptional items and tax expenses	494.8	420.8
Exceptional Items		
Profit on transfer of Undertaking	—	18.4
Retrenchment Compensation	(55.3)	—
Write Down of Fixed Assets on retirement from active use	(19.0)	—
Loss on sale of Shares in Subsidiary	(18.1)	—
Loss on sale of a Textile Unit	(15.0)	—
Loss on sale of Assets of a Textile Unit	(16.9)	—
Employees Separation Compensation	(27.6)	(11.3)
Profit before Tax	342.9	427.9
Tax Expenses		
Provision for Current Tax	(56.5)	(50.0)
Tax provision of earlier years written back	68.1	—
*Deferred Tax	(51.5)	*
Profit after Tax	303.0	*377.9
Add: Balance brought forward from Previous Year	1457.0	1216.0
Surplus available for Appropriation	1760.0	1593.9
Appropriations :		
General Reserve	700.0	50.0
Debenture Redemption Reserve	48.2	6.0
Proposed Dividend (subject to tax)	82.5	73.4
Corporate Tax on Dividend	—	7.5
Balance carried to Balance Sheet	929.3	1457.0
	1760.0	1593.9

[* *In the year 2000-2001, there was no requirement to provide for Deferred Tax and accordingly no provision was made in previous year for the deferred tax. To that extent figures are not comparable*].

Your Company's performance during the year has indeed been impressive. While turnover has been maintained, gross profit and net profit (before exceptional items) have gone up. The cement business has been a major growth driver – recording enhanced turnover in volumes and higher realisations. The VSF sector has also been a major contributor. While in the first quarter VSF output has had a setback due to the water shortage, in the ensuing three quarters, its performance has been noteworthy.

A sharp focus on continuously optimizing operational efficiencies through de-bottlenecking, plant up gradation, energy reduction and modernisation processes have led to a significant upsurge in productivity. The economic slowdown has constrained the working of the Company's Chemical, Textiles and Sponge Iron businesses during the year under review. This was offset by the enhanced performance of the Cement business. Paring financing costs considerably through bringing down high cost debts, substituting them, and ensuring effective working capital management, has contributed in a great measure to up scaling your Company's net profit. Collectively, these factors have had a positive bearing on your Company's results.

DIVIDEND

Considering these good results, your Board has recommended a dividend of Rs.9 per share. Your Board seeks your approval for the same.

The total outgo of the dividend to be paid to the shareholders will be Rs.82.5 crores as against Rs.80.8 crores (inclusive of Corporate Tax on Dividend) paid in the previous year.

DEBENTURES

During the year under review, your Company issued long term Secured Redeemable Non-Convertible Debentures of an aggregate value of Rs.275 crores [comprising Rs.75 crores (Series XXVIII), Rs.50 crores (Series XXIX) and Rs.150 crores (Series XXX)] on private placement basis. The funds were utilised to meet the requirements of capital expenditure, modernisation, working capital and general corporate purposes.

The Directors confirm that the funds raised through the issue of debentures have been utilised for the purposes stated.

Additionally, during the year, the Company repaid debentures and term loans aggregating to Rs.226 crores.

BUSINESS RESTRUCTURING

Your Company has taken a series of restructuring measures, which will enhance shareholder value. While apparently these have impacted the bottom line of the current year on a one-time basis, it is important to bear in mind that these will result in recurring savings year after year and enhance your Company's financial strength from a long-term perspective. In this regard, your Directors have had to make provisions for the shut down of Mavoor plants, the disposal of its Textile unit at Gwalior and the divestment of its shares in Birla Technologies Limited.

An exceptional charge of Rs.55 crores has been provided for payment to the 2300 employees at its Mavoor Plants, which has been shut down, and an obsolescence charge of Rs.19 crores towards value of fixed assets retired from active use. Importantly, the closure of the Mavoor plants translates into savings in recurring expenditure on employees and other standing charges to the tune of Rs.27 crores annually.

Your Company has divested its stake in Birla Technologies Limited (BTL) which was a subsidiary company engaged in software business. This move is yet another step to keep your Company's focus on its main businesses viz. VSF and Cement.

Your Company has divested the Company's loss making fabric-manufacturing operation at Gwalior, as a going concern. The written down value of its fixed assets as shown in the books of accounts were approximately Rs.12.9 crores as on 31st March 2002. This under performing unit has been incurring losses for the past several years. Despite your management's best efforts, the turnaround was not possible and the unit was dragging down the profitability of the Company, eroding shareholder value. Consequent upon the sale of Gwalior fabric unit, your Company will now manufacture both of its brands "Grasim" and "Graviera", at a single location at Bhiwani. This is a strategic move to bring in better synergy, which will help your Company to considerably reduce its fixed costs, substantially bring down its current assets and improve the performance of its textile business.

Since this tantamounts to the sale / disposal of an Undertaking of the Company in terms of Section 293 (1) (a) of the Companies Act, 1956, your Board sought the approval of shareholders under the provisions of Section 192A of the Act read with provisions of Companies (Passing of Resolution by Postal Ballot) Rules, 2001 through a resolution. This has since been passed through a Postal Ballot.

RESEARCH AND DEVELOPMENT

To remain a cutting edge Company, your Company has and continues to build upon product innovations and invests considerably of management time and effort in R&D activities. Your Company aims to constantly provide superior quality products to its customers and bring in better efficiencies at its Plants.

At your Company's Birla Research Institute of Applied Sciences (Nagda), considerable progress has been attained in developing new technologies for the production of fourth generation fibres. These would aid your Company in making inroads into new markets.

Your Company is working in tandem with the National Council for Cement and Building Materials for superior cement grades. Collaboration with HOLTEC for process improvement is ongoing. Simultaneously, at your Cement divisions' Central R&D lab (recognized by the Govt. of India's Scientific and Industrial Research), we are ceaselessly working on the development of masonry, slag and other grades of blended cement. These efforts have paid off not only in customer preference of its products but recognition at the national level as well.

Your Company's Staple Fibre Division received encomiums from the renowned Indo-German Environment body "Greentech". They eulogized Grasim's efforts by according them the "Indo-German Greentech Award For Environment Excellence and the First position in Man-made Fabric Industry Sector, for outstanding achievement in the field of Environment Protection."

Your Company's Rajashree Cement has been the recipient of the first "Best Quality Excellence Award for the year 2001" recently instituted by the National Council for Cement and Building Materials.

The Birla Super Cement at Hotgi in Maharashtra was honoured by the CII who conferred upon it "The National Award for Excellence in Energy Management". It might interest you to know that most of your Company's units have received National Recognition for Energy Conservation Measures.

HUMAN RESOURCE DEVELOPMENT

Your Company believes in people power. It recognizes the fact that people are key to its sustainable success. Consequently, an HR vision forms an integral part of your Company's overall business vision and strategy.

Your Company is fully committed to people development. We therefore strive to create a working environment that is challenging and motivates people to be performance-oriented and customer-focused.

Building, developing and upgrading employee competencies in line with business needs and strategies is now an institutionalised process.

At Gyanodaya, the Aditya Birla Institute of Management Learning, customised training programmes, at which your Company's managers and executives are nominated, help hone their competencies. This is a very enabling training process as participants are exposed to the latest trends and practices in related fields, and emerge more self-assured.

Delegation, empowerment and decentralisation are being pushed downward, dependent on competency levels, to foster the sense of intrapreneurship. Performance-linked reward mechanisms and pay systems have and continue to generate the desire to do better among employees. Additional recognition mechanisms have been instituted too. To move towards a leaner delayered organisation so as to build speed of response, your Company's drive towards manpower optimisation is on.

CORPORATE GOVERNANCE

Committed to good corporate governance practices, your Company fully prescribes to the standards set out by the Securities And Exchange Board of India's (SEBI) Corporate Governance practices. Your Company has implemented all of its major stipulations. Your Company's Statutory Auditors Certificate dated 2nd May, 2002 in line with Clause 49 of the Stock Exchange Listing Agreement, validates our claim. This certificate is annexed to and forms part of the Directors' Report.

As stipulated in Section 217(2AA) of Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm as under:

i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) that the directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company at the end of the financial year and of the profit or loss of the company for that period ;

iii) that the directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities;

iv) That the directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

As required under Section 212 of the Companies Act, 1956, the audited statement of accounts along with report of the Board of Directors and Auditors' Report of your Company's subsidiaries, namely, Samruddhi Swastik Trading and Investments Limited, Sun God Trading And Investments Limited and Shree Digvijay Cement Company Limited, are annexed to this report.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, as required under Section 217(2A) of the Companies Act, 1956, are given as an Annexure to this report.

The additional information regarding conservation of energy, technology absorption and foreign exchange earnings and outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956 is set out in a separate statement, attached to this report and forms part of it.

DIRECTORS

Mr. V. Venkateswarlu, Executive Director, Industrial Development Bank of India (IDBI) was appointed as a nominee Director on the Board in place of Mr. J.N. Godbole. Your Directors record their appreciation for the valuable services rendered by Mr. Godbole during his tenure in office.

Mr. Shailendra K. Jain, hitherto Manager and President & Business Head of Fibre and Pulp Divisions of the Company, has been appointed as Whole Time Director of the Company w.e.f. from 1st November, 2001, for the remaining period of his appointment as Manager expiring on 30th November, 2003.

Mr. Kumar Mangalam Birla, Mr. M.L. Apte, Mr. B.V. Bhargava and Mr. S.G. Subrahmanyan retire from office by rotation and being eligible offer themselves for reappointment.

AUDITORS/AUDITORS' REPORT

Your Directors request you to appoint Auditors for the current financial year and fix their remuneration. The observations made in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

APPRECIATION

Your Directors wish to place on record their appreciation of the dedication and commitment of your Company's employees to the growth of your Company during a challenging year. Their unstinted support has been and continues to be integral to your Company's ongoing success.

Your Directors express their gratitude to the Central and State Governments, banks, financial institutions, shareholders and business associates for their continued co-operation and guidance.

On behalf of the Directors

KUMAR MANGALAM BIRLA
Chairman

Mumbai, 2nd May, 2002

ANNEXURE TO THE DIRECTORS' REPORT

Information under Section 217(1) (e) of the Companies Act, 1956 read with Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors Rules, 1988 and forming part of the Directors' Report for the year ending 31st March, 2002.

A. CONSERVATION OF ENERGY

a) **Energy Conservation measures taken**

The Company is engaged in the continuous process of further energy conservation through improved operational and maintenance practices:

i) **Viscose Staple Fibre Units**

— Transferring Slurry from Pulper to Homogenizer by Gravity, thus eliminating Transfer Pumps
— Reduction of one Wagner filter in each slurry system
— Modified taper impeller for dissolvers
— Pre-cooling of Soft Water by Cooling Tower in Caustic Dilution Plant
— Removal of dry end blower of Fibre dryer by modifying hopper
— Reduction in Double effect Evaporator run by improving the Multi Stage flash Evaporator capacity & economy
— Installation of Pressure reducing De-superheating Station in EC4 for HP Steam supplies to SFD
— Installation of Frequency Drives on PA Fans for boiler No. 1 & 2 in EC4
— Installation of Desuperheating Station in Steam Line & Modified Condensate Handling system of Fibre Dryer
— Introduction of Static Separator in place of Conventional Cylinders for Cooling Towers Fans in Viscose, CS2 and Power Plant Departments
— Introduction of Static Separator in place of Rotary Separator for Fibre Bailing Press
— Use of HP Ejector in place of LP Ejector for Viscose Deaeration
— Introduction of Flat Belts in place of V Belts for Air Compressor Drive System in Power Plant
— Elimination of Air Washer Chilled Water Spray Pumps by rerouting pipelines
— Elimination of Cooling Tower Spray Pump by lifting the Mixing Condenser of Anhydrous Evaporator & Inter Condensers of MSFE, AAC and Anhydrous Evaporator
— Minimizing the use of Electrical Heater for producing Distilled water by utilizing Demin water in Chemical Laboratory
— Auto Temperature Controller for maintaining Salt Dryer outlet air temperature

ii) **Pulp Units**

— Replacement of old inefficient motors (18 Nos.) with higher efficiency IP 55 protection motors
— Improvements in chemical preparation plant by :
: incorporating higher efficiency chlorine scrubber
: larger capacity sulphuric acid and sodium chlorate service tanks to reduce pump running hours
— II Phase Automation for blow line steam control in Digester & other process controls in brown stock washing
— Replacement of primary clarifier sludge pump with suitable capacity higher efficiency pump
— Installation of vapour absorption chiller in place of Ammonia Compressor
— Crystalizer technology in evaporator plant for improved availability of high dry solids
— Slow motion slaker in causticizing
— Inbuilt vent condenser deaerator

iii) **Cement Units**

— Installation of frequency converter and variable frequency drives
— Installation of online Energy monitoring system
— Raw mill Classifier Modification
— Installation of belt bucket elevator for feeding raw meal in place of pneumatic conveying
— Installation of water spray system in top cyclone of calciner string
— Upgradation of U-I Preheater from 5th stage to 6th stage
— Installation of Kiln outlet seal
— Retrofitting of Process fan impeller with high efficiency impeller
— Introduction of agriculture and other wastes low cost fuels in kiln firing
— Installation of storage, handling, conveying and firing of pet coke to maximize the usage
— Installation of high efficiency water pumps for raw and soft waters in Skoda generators
— Installation of SPRS for Raw Mill fan

b) **Additional investment and proposals, if any, being implemented for reduction of consumption of energy:**

i) **Viscose Staple Fibre Units**

— Installation of additional Frequency drive for Slurry press & GCF feed pumps
— Elimination of reject pump of GCF by adopting control valves
— Lifting of Mixing Condenser of Crystalliser and Anhydrous Evaporators in Aux. 1
— Installation of Variable Frequency drive on FD fan for Boilers in EC1 & 2

— Installation of Variable Frequency drive for pumping station
— Replacement of Desiccant type Air Dryer by Refrigerated Air Dryer for Compressed Air
— Automatic level and Temperature Controllers for Desulph Bath in after treatment
— Installation of De-aerator in Acid Plant
— Installation of Energy Efficient induced Draft Fan for IJT # 1 in Power Plant

ii) Pulp Units

— Replacement of existing lower capacity white liquor supply pump no. 2 with higher capacity and higher efficiency pump to conserve electrical power
— Replacement of primary clarifier sludge pump No. 2 with optimum capacity & higher efficiency pump to save electrical power
— Replacement of existing lower efficiency filter water pump with higher efficiency pump to save electrical power
— Replacement of old inefficient motors (22 Nos.) with higher efficiency, IP55 protection motors for electrical energy conservation
— Replacement of purged type air dryer with non purging type air dryer to conserve electric power in non lubricating type air compressor
— Variable frequent drive for vacuum filters to replace existing dyno drive system to conserve electric power
— Improved screening system for the bleached centricleaner rejects to save power
— Medium consistency pumping system with modern mixer in ClO2 stage

iii) Cement Units

— Close circuiting of Cement Mill for producing high Blaine Blended Cements
— Installation of recirculation duct and bypassing Booster fan in coal mill
— Installation of energy efficient water pumps for water supply
— Retrofit of Grate Cooler by IKN / CFG technology
— Installation of Low pressure Cyclone in Preheater with Triplet
— Installation of V Separator in Raw Mill
— Mechanical Transport in place of Pneumatic transport
— Intermediate controller for compressors

c) Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The above measures have resulted in energy saving and consequent reduction in cost of production

d) Total Energy Consumption and Energy Consumption per Unit of Production:

As per Form "A" attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption in Form "B"

RESEARCH & DEVELOPMENT (R&D)
FORM "B"

1 Specific areas in which R&D carried out by the Company:

(i) VSF & Pulp Units

— Close collaboration with Birla Research Institute for Applied Science (BRIAS) for various R &D activities

(ii) Cement Units

— Use of low-grade limestone & reduction of screen rejects for mineral conservation
— Usage of more petroleum refinery waste i.e. pet coke as a replacement for fossil fuel in clinkerisation
— Optimisation in usages of fly ash with suitable improvement in clinker quality
— Raw material handling has been optimized indigenously

2 Future Plan of Action

— Cement - Utilisation of marginal grade limestone /Optimisation of Raw mix with coal mix / Development of Application specific cements / Utilisation of alternative waste fuels

3 Expenditure on R & D

Expenditure on in-house Research & Development has been shown under respective heads of expenditure in the Profit & Loss Account. Further, a total sum of Rs. 111.19 Lacs was paid to various Research Institutes for carrying out Research and Development work related to Company's products.

4 Technology Absorption, Adoption and Innovation

The latest technology adopted for improving productivity and product quality and reducing consumption of scarce raw material and fuels.

Information regarding technology imported during the last five years : Nil

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on Foreign Exchange earnings and outgo is contained in Schedule 24 (4) and (5) of accounts. The Company is exporting Viscose Staple Fibre, Chemicals, Sponge Iron, Cement, Textiles and Sophisticated Plant & Machinery of non-traditional nature.

FORM 'A'

Total Energy Consumption and Energy Consumption per unit of Production

(A) POWER & FUEL CONSUMPTION

		Unit	Current Year	Previous Year
1.	**Electricity**			
	a) Purchased — Units	'000	254469	236703
	Total amount	Rs in lacs	11177.76	10394.20
	Rate per Unit	Rs./Unit	4.39	4.39
	b) Own Generation			
	I) Through Diesel Generator — Units	'000	496922	462051
	Unit per Litre of Diesel Oil	Units/Ltr.	3.93	3.89
	Cost / Unit	Rs./Unit	2.75	3.09
	II) Through Steam Turbine — Units	'000	832471	933854
	Units per Kg. of Steam	Co-generation of Steam & Power		
	Cost / Unit	Rs./Unit	1.93	1.68
	(Cost of fuel and duties only)			
2.	**Coal (Slack, Steam & ROM including Lighting Coal)**			
	For Co-generation of Steam & Power	Tonnes	920032	972829
	For Process in Cement Plants	Tonnes	1118112	1094958
	Total amount	Rs in lacs	40748.62	42372.92
	Average rate	Rs./Tonne	1999.30	2049.19
3.	**Furnace Oil (Including LSHS)**			
	Quantity	K. Ltrs.	138954	134559
	Total amount	Rs in lacs	12265.28	13126.94
	Average rate	Rs./K. Ltr.	8827	9756
4.	**Light Diesel Oil (LDO)**			
	Quantity	K. Ltrs.	2791	1715
	Total amount	Rs in lacs	409.19	257.18
	Average rate	Rs./K. Ltr.	14663	14993
5.	**High Speed Diesel Oil (HSD)**			
	Quantity	K. Ltrs.	2329	3735
	Total amount	Rs in lacs	376.88	580.87
	Average rate	Rs./K. Ltr.	16180	15552
6.	**Internal Generation**			
	Steam			
	a) From Chemical Recovery Boiler in Rayon Pulp plants			
	Quantity	Tonnes	561091	545135
	Total Cost	Rs in lacs	37.61	38.99
	Rate/Unit	Rs./Tonne	6.70	7.15
	(Cost of Oil used for firing support in Boiler)			
	b) From Waste Heat Boiler in Sulphuric Acid Plants			
	Quantity	Tonnes	186657	213437
	Total Cost	Rs in lacs	N.A.	N.A.
	Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION

	Name of the Product	Unit	(Electricity units) Current Year	Previous Year	(Furnace Oil (Kgs.) Current Year	Previous Year	Coal (Kgs.) Current Year	Previous Year	Steam (Tonnes) Current Year	Previous Year
1.	Viscose Staple Fibre (incl. for intermediate & by products)									
	Standard	Per Tonne	1,500.00	1,500.00	—	—	—	—	12.50	12.50
	Actual	Per Tonne	1,133.95	1,160.97	—	—	—	—	7.99	8.54
2.	Caustic Soda (For Cell House only)									
	a. Mercury Plant									
	Standard	Per Tonne	3,400.00	3,400.00	—	—	—	—	—	—
	Actual	Per Tonne	2,828.00	2,820.00	—	—	—	—	—	—
	b. Membrane Cell Plant									
	Standard	Per Tonne	2,400.00	2,400.00	—	—	—	—	—	—
	Actual	Per Tonne	2,135.00	2,112.00	—	—	—	—	—	—
3.	**Cement**									
	Grey									
	Standard	Per Tonne	120.00	120.00	—	—	220.00	220.00	—	—
	Actual	Per Tonne	90.86	89.67	—	—	129.51	122.75	—	—
	White									
	Actual	Per Tonne	108.25	104.35	0.09	0.12	—	—	—	—
4.	**Textiles**									
	Actual									
	Yarn	Per 100 Kgs.	590.95	419.52	—	—	—	—	—	—
	Fibre Dyeing	Per 100 Kgs.	—	—	—	—	—	—	0.40	0.37
	Cloth	Per 100 Kgs.	370.32	518.88	—	—	—	—	0.49	0.61
5.	**Stable Bleaching Powder (SBP)**									
	Standard	Per Tonne	230.00	230.00	—	—	—	—	0.28	0.28
	Actual	Per Tonne	144.00	160.00	—	—	—	—	0.15	0.15
6.	**Poly Aluminium Chloride**									
	Standard	Per Tonne	75.00	75.00	—	—	—	—	0.33	0.33
	Actual	Per Tonne	55.00	53.00	—	—	—	—	0.26	0.26
7.	**Chlorosulphonic Acid**									
	Standard	Per Tonne	125.00	125.00	—	—	—	—	0.33	0.33
	Actual	Per Tonne	140.00	125.00	—	—	—	—	0.15	0.19

Note : Form 'A' is not applicable to Sponge Iron Division

AUDITORS' REPORT

TO THE MEMBERS' OF GRASIM INDUSTRIES LIMITED

We have audited the attached Balance Sheet of GRASIM INDUSTRIES LIMITED as at 31st March, 2002 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that-

(a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books. Proper returns adequate for the purposes of our audit have been received from the branches not visited by us;

(c) The reports on the accounts of the Branches audited by other Auditors, have been forwarded to us and have been appropriately dealt by us in preparing our report;

(d) The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of account and with the audited returns from the branches;

(e) In our opinion, the Profit and Loss Account and Balance Sheet comply with the accounting standards referred to in Section 211(3C) of the Companies Act, 1956;

(f) On the basis of information and explanations given to us and representations received from the directors of the Company, we report that no director is disqualified from being appointed as director of the Company under clause (g) of sub section (1) of section 274 of the Companies Act, 1956.

(g) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes appearing in Schedule of Significant Accounting Policies and Notes on Accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.

   i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002

   and

   ii) in the case of the Profit and Loss Account, of the Profit for the year ended on that date.

As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 ('the Act') and on the basis of such checks as considered appropriate, we further report that :

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets. All Fixed Assets have been physically verified by the Management according to the regular programme of periodical verification in phased manner which in our opinion is reasonable having regard to the size of the Company and the nature of its Fixed Assets. The discrepancies noticed on such physical verification were not material.

2. None of the Fixed Assets have been revalued during the year.

3. The Stocks of Finished Goods, Stores, Spare Parts, Packing Material, Fuel and Raw Materials of the Company at all its locations (except stocks lying with third parties and in transit) have been physically verified by the Management at reasonable intervals.

4. The procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and nature of its business.

5. The discrepancies noticed on such physical verification of stocks as compared to book records were not material.

6. On the basis of our examination of stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. In our opinion the rate of interest and other terms and conditions on which unsecured loans have been taken from companies or other parties listed in the register maintained under Section 301 of the Act are not prima facie, prejudicial to the interest of the Company.

8. In respect of unsecured loans, granted to Companies, listed in the register maintained under section 301 of the Act the rate of interest and other terms and conditions of such loans are not prima facie prejudicial to the interest of the Company.

9. The parties to whom the loans, or advances in the nature of loans have been given by the Company are repaying the principal amount as stipulated and are also regular in payment of interest , where applicable.

10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.

11. According to the information and explanations given to us, purchases of goods and materials and sale of goods, materials and services aggregating during the year to Rs.50,000 or more in respect of each party in pursuance of contracts or arrangements entered into the register maintained under section 301 of the Act have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services or the prices at which transactions for similar goods, materials or services have been made with other parties.

12. As explained to us the Company has regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on items so determined.

13. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A of the Act and the Companies (Acceptance of Deposit) Rules, 1975framed thereunder with regards to the deposits accepted.

14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realizable by-products and scrap.

15. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

16. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of the Company's products to which the said rules are made applicable and are of the opinion that prima facie the prescribed records have been made and maintained. We have, however, not made a detailed examination of the said records with a view to determine whether they are accurate or complete.

17. According to the records of the Company, Provident Fund and Employees State Insurance dues have been regularly deposited during the year with the appropriate authorities.

18. According to the information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs duty and Excise duty were outstanding as at the last day of the financial year for a period of more than six months from the date they became payable.

19. During the course of our examination of books of account carried out in accordance with the generally accepted auditing practices, we have not come across any personal expenses other than expenses under contractual obligations and/or generally accepted business practices, which have been charged to revenue account.

20. The Company is not a sick Industrial Company within the meaning of Clause (o) of sub section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

21. In respect of Service activities we report that : (a) the Company has a reasonable system of recording receipts, issues and consumption of material commensurate with its size and the nature of its business, (b) as the Processing jobs are undertaken

at prices agreed with the parties, allocation of labour to individual jobs is not considered necessary , and (c) the Company has a reasonable system of authorization at proper levels and an adequate system of internal control on issue and allocation of stores.

22. In respect of the Company's trading activities we are informed that there are no damaged stocks.

	For LODHA & CO., Chartered Accountants	For G.P.KAPADIA & CO., Chartered Accountants
Place : Mumbai Dated: 2nd May, 2002	NARENDRA LODHA Partner	ATUL B. DESAI Partner

AUDITORS' CERTIFICATE

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance procedures implemented by Grasim Industries Limited for the year ended on March 31, 2002, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

On the basis of our review and according to the information and explanations given to us, the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement(s) with the Stock Exchange have been complied with in all material respect by the Company and that no investor grievance(s) is/are pending for a period exceeding one month against the company as per the records maintained by the Shareholders Grievance/Allotment & Transfer Committee of the Board.

	For LODHA & CO., Chartered Accountants	For G.P.KAPADIA & CO., Chartered Accountants
Place : Mumbai Dated: 2nd May, 2002	NARENDRA LODHA Partner	ATUL B. DESAI Partner

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	1 A	91.67		91.67
Share Capital Suspense	1 B	0.02		0.02
Reserves and Surplus	2	2622.51		3001.66
			2714.20	3093.35
Deferred Tax Balance			640.50	
Loan Funds				
Secured Loans	3	1484.50		1411.68
Unsecured Loans	4	475.09		366.39
Deferred Payment Credits		—		0.08
Documentary Bills Discounted with Banks	5	105.15		122.29
			2064.74	1900.44
TOTAL			5419.44	4993.79
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	6	5249.21		5246.24
Less: Depreciation		2108.06		2008.82
Net Block		3141.15		3237.42
Capital Work-in-Progress		102.90		83.06
			3244.05	3320.48
Fixed Assets held for disposal			26.48	
Investments	7		1416.04	682.48
Current Assets, Loans and Advances				
Interest accrued on Investments		0.01		0.17
Inventories	8	548.89		725.91
Sundry Debtors	9	497.85		616.46
Cash and Bank Balances	10	148.32		158.35
Loans and Advances	11	363.90		408.27
		1558.97		1909.16
Less:				
Current Liabilities and Provisions				
Liabilities	12	723.60		747.31
Provisions	13	102.50		171.02
		826.10		918.33
Net Current Assets			732.87	990.83
TOTAL			5419.44	4993.79
Accounting Policies and Notes on Accounts	22			

As per our separate report attached

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

ASHOK MALU
Secretary

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

Rs. in Crores

	Schedules		Previous Year
INCOME			
Sales		5069.80	5183.92
Interest and Dividend Income	14	66.60	61.20
Other Income	15	62.74	46.54
Increase / (Decrease) in Stocks	16	(95.42)	67.36
		5103.72	5359.02
EXPENDITURE			
Raw Materials Consumed	17	996.15	1237.05
Manufacturing Expenses	18	1082.67	1089.89
Purchases of Finished and Other Products		245.71	297.25
Payments to and Provisions for Employees	19	321.87	312.57
Selling, Distribution, Administration and Other Expenses	20	822.66	780.30
Excise Duty		697.88	730.47
Interest	21	190.25	238.78
Depreciation [Note A of Schedule 6]		251.70	251.90
		4608.89	4938.21
Profit before Tax & Exceptional Items		494.83	420.81
Profit on transfer of Undertaking		–	18.44
Retrenchment Compensation		(55.33)	–
Write-down of fixed assets on retirement from active use		(19.01)	–
Loss on Sale of Shares in Subsidiary		(18.11)	–
Loss on Sale of a Textile Unit		(15.00)	–
Loss on Sale of Assets of a Textile Unit		(16.93)	–
Employee Separation Compensation		(27.60)	(11.35)
Profit before Tax		342.85	427.90
Provision for Current Tax		(56.50)	(50.00)
Deferred Tax		(51.50)	
Tax Provision of earlier years written back		68.11	
Profit after Tax		302.96	377.90
Balance brought forward from Previous Year		1457.01	1215.99
Profit available for Appropriation		1759.97	1593.89
Appropriations			
Debenture Redemption Reserve		48.23	6.06
Proposed Dividend (subject to tax)		82.50	73.34
Corporate Dividend Tax		–	7.48
General Reserve		700.00	50.00
Balance carried to Balance Sheet		929.24	1457.01
		1759.97	1593.89
Basic and diluted earnings per share (in Rs.)		33.04	41.22
Accounting Policies and Notes on Accounts	22		

As per our separate report attached

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

ASHOK MALU
Secretary

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 1

A. SHARE CAPITAL

			Rs. in Crores Previous Year
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15 % "A" Series	**1.50**	1.50
100000	8.57 % "B" Series	**1.00**	1.00
300000	9.30 % "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid up			
91669685	Equity Shares of Rs.10 each fully paid (Previous year 91669685 Equity Shares)	**91.67**	91.67

Of the above, 29532500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19355679 Equity Shares of Rs.10 each issued as fully paid up for acquiring the cement business pursuant to Scheme of Arrangement without payment being received in cash.

B. SHARE CAPITAL SUSPENSE

19800	Equity Shares (Previous year 19800) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Indian Rayon and Industries Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02

SCHEDULE 2

RESERVES AND SURPLUS — **Rs. in Crores**

		Balance as at 31st March, 2001	Addition during the year	Deduction/ Adjustments during the year	**Balance as at 31st March, 2002**
1.	Capital Reserve				
	— On Revaluation of Fixed Assets	17.95		10.63*	**7.32**
	— Capital Subsidy	1.51	0.02		**1.53**
2.	Amalgmation Reserve	1.38	—		**1.38**
3.	Preference Share Capital Redemption Reserve	1.48			**1.48**
4.	Debenure Redemption Reserve	360.28	48.23		**408.51**
5.	Share Premium Account	823.32			**823.32**
6.	General Reserve	330.00	700.00	589.00	**441.00**
7.	Investment Allowance Reserve	8.73			**8.73**
8.	Surplus as per Profit and Loss Account	1457.01	—	527.77	**929.24**
		3001.66	748.25	1127.40	**2622.51**
	Previous year	2704.57	298.76	1.67	3001.66

* Deduction/adjustment on account of : -

a) assets sold/discarded	Rs.9.40 Crores
b) Depreciation provided on revalued block	Rs.1.23 Crores
	Rs.10.63 Crores

SCHEDULE 3

SECURED LOANS

		Rs. in Crores Previous Year
Non-Convertible Debentures	**1263.53**	1,088.75
Other Loans:		
Term Loans from Financial Institutions:		
Rupee Loans		
Secured by first pari passu charge on assets of Caustic Soda Plant at Nagda and Cement Plant at Raipur	**95.19**	202.02
Secured by hypothecation of the machineries/movable assets purchased there against	**—**	3.75
Deferred Sales-tax Loan secured by first available charge on assets of		
Cement Units I & II at Jawad [subject to charge referred in Note 1 (c) & (f)]	**30.79**	33.82
Dharani Cement at Reddipalayam	**0.55**	0.81
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company.	**94.44**	82.53
	1484.50	1,411.68

Notes:

1) Non-Convertible Debentures are secured by first legal/equitable mortgage on immovable assets,hypothecation of movable assets and floating charge on other assets, both present and future, of the specified divisions, ranking pari passu with the charges created in favour of Financial Institutions for their term loans. This charge is subject to hypothecation/charge in favour of Banks on stocks and bookdebts for working capital borrowings (except XXII, XXIII, XXVI, XXVII,XXVIII, XXIX and XXX Series debentures which do not have any charge on current assets)

a) 11% - XIII Series Non-convertible Debentures (redeemable in three equal annual instalments commenced from 11.7.2000) are secured on assets of Caustic Soda plant at Nagda and CementPlant at Raipur.	**15.00**	30.00
b) 11% - XVI Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 3.12.2000) are secured on assets of 40MW Power Plant at Nagda.	**16.67**	33.34
c) 11% - XVII Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 1.1.2002) are secured on assets of Cement Units - I, II and III at Jawad.	**56.67**	85.00
d) i) 14.75% - XVIII Series Non-Convertible Debentures (redeemable at par on 5.6.2002) and	**50.00**	50.00
ii) 14.50% - XIX Series Non-Convertible Debentures (redeemable at par on 16.7.2002) are secured on assets of Staple Fibre Division (excluding 40 MW Power Plant at Nagda)	**50.00**	50.00
e) 12.25% - XX Series Non-Convertible Debentures (redeemable at par in three annual instalments of 35%, 35% and 30% respectively of the face value of the debentures, commencing from 10.12.2002) are secured on assets of Staple Fibre Division at Kharach.	**200.00**	200.00
f) 13.50% - XXI Series Non-Convertible Debentures (redeemable at par on 15.7.2003) are secured on assets of Cement Plants at Jawad and Shambhupura	**150.00**	150.00

SCHEDULE 3 (contd.)

			Rs. in Crores	Previous Year
g)	i)	13.25% - XXII Series Non-convertible Debentures (redeemable at par in three equal annual instalments commencing from 31.3.2005);	**80.00**	80.00
		and		
	ii)	12.6% - XXIII Series Non-convertible Debentures (redeemable at par in three annual instalments of 33%, 33% and 34% respectively of the face value of the debentures, commencing from 17.8.2005) are secured on a plot of land situate in Maharashtra and on the assets of Cement Division- South at Reddipalayam.	**130.00**	130.00
h)	i)	11% - XXIV Series Non-convertible Debentures (redeemable at par in three equal annual instalments commenced from 31.7.2000);	**40.19**	80.41
		and		
	ii)	11% - XXV Series Non-convertible Debentures (redeemable at par in three equal annual instalments commenced from 29.11.2000) are secured on assets of Birla Super Cement division at Hotgi, Rajashree Cement Division at Malkhed and Birla White Cement Division at Kharia Khangar.	**10.00**	20.00
i)	i)	10.75% - XXVI Series Non-convertible Debentures (redeemable at par on 07.06.2005);	**120.00**	120.00
	ii)	11.25% - XXVII Series Non-convertible Debentures (redeemable at par on 15.12.2007 with put and call option at the end of 3rd & 5th year from the date of allotment i.e. 15.12.2000);	**60.00**	60.00
	iii)	10.10% - XXVIII Series Non-Convertible Debentures (redeemable at par on 01.06.2006);	**75.00**	—
		and		
	iv)	9.70% - XXIX Series Non-Convertible Debentures (redeemable at par on 03.07.2008 with put and call option at the end of 5th year from the date of allotment i.e. 03.07.2001) are secured on assets of Sponge Iron division at salav.	**50.00**	—
j)		8.85% - XXX Series Non-Convertible Debentures (redeemable at par on 04.12.2008 with put and call option at the end of 5th year from the date of allotment i.e. 04.12.2001) are secured on plot of land situate in Maharashtra and on the assets of Caustic Soda Plant at Nagda and Cement Plant at Raipur.	**150.00**	—
k)		Series 2002-B Short term Mibor Linked Debentures (Redeemed on 02.04.2002)	**10.00**	—
			1,263.53	1,088.75

2) In the case of Term Loans which carry pari passu charge on the movable assets, such charge on movable assets is subject to prior charge of Banks on stocks and book debts for the working capital borrowings.

SCHEDULES

SCHEDULE 4

UNSECURED LOANS

Rs. in Crores

		Previous Year
Fixed Deposits	1.16	1.64
Short Term Loans and Advances:		
From Banks:		
Commercial Paper		
(Maximum Balance Rs.270 Crores, Previous Year Rs. 100 Crores)	95.00	
Buyers' Import Credit	18.50	39.78
Cash Credit Account with Overseas Banks	5.63	27.83
	119.13	67.61
Other Loans and Advances:		
From Banks	26.77	18.73
From Others:		
Deferred Sales tax Loan	328.03	272.96
Other Loans		5.45
	328.03	278.41
	354.80	297.14
	475.09	366.39

SCHEDULE 5

DOCUMENTARY BILLS DISCOUNTED WITH BANKS

Against Demand/ Usance Bills under Letter of Credit (Secured)	104.55	105.87
Against Usance Bills (Unsecured)	0.60	16.42
	105.15	122.29

SCHEDULE 6

FIXED ASSETS

Rs. in Crores

S. No.	PARTICULARS	GROSS BLOCK				DEPRECIATION				NET BLOCK	
		As at 31.3.01	Additions and/or transfers	Deductions and/or transfers	As at 31.3.02	Upto 31.3.01	Deductions and/or transfers	For the Year	Upto 31.3.02	As at 31.3.02	As at 31.3.01
1.	FREEHOLD LAND	54.16	12.07	2.11	**64.12**	—	—	—	—	**64.12**	54.16
2.	LEASEHOLD LAND	51.82	1.08	0.01	**52.89**	2.17	—	0.70	**2.87**	**50.02**	49.65
3.	BUILDINGS	438.95	23.64	20.62	**441.97**	74.33	9.91	10.45	**74.87**	**367.10**	364.62
4.	WORKERS' QUARTERS UNDER GOVERNMENT SUBSIDISED SCHEMES	2.15	—	1.60	**0.55**	1.16	0.70	0.01	**0.47**	**0.08**	0.99
5.	RAILWAY SIDINGS	101.03	0.41	0.19	**101.25**	18.98	0.06	4.90	**23.82**	**77.43**	82.05
6.	PLANT & MACHINERY	4318.49	182.11	188.88	**4311.72**	1802.36	130.33	217.20	**1889.23**	**2422.49**	2516.13
7.	SHIPS	108.23	—	—	**108.23**	26.86	—	5.30	**32.16**	**76.07**	81.37
8.	FURNITURE, FITTINGS & OFFICE EQUIPMENTS	144.82	13.95	16.29	**142.48**	72.04	10.54	11.83	**73.33**	**69.15**	72.78
9.	LIVESTOCK	0.01	—	—	**0.01**	—	—	—	—	**0.01**	0.01
10.	VEHICLES ETC.	26.58	3.45	4.04	**25.99**	10.92	2.24	2.63	**11.31**	**14.68**	15.66
		5246.24	236.71	233.74	**5249.21**	2008.82	153.78	253.02	**2108.06**	**3141.15**	3237.42
	Previous Year	4911.23	417.22#	82.21	**5246.24**	1804.58	49.24	253.48	**2008.82**		
	CAPITAL WORK-IN-PROGRESS									**102.90**	83.06
	(including Advances & Pre-operative Expenses)									**3244.05**	3320.48

Includes Assets of Rs.49.24 CroresTaken over, persuant to the Scheme of Amalgamation of Dharani Cement Limited with the Company

SCHEDULE 6 (Contd.)

Notes:

			Rs. in Crores Previous Year
A. Depreciation for the year			
Total Depreciation		253.02	253.48
Less:			
Additional depreciation on revalued assets withdrawn from capital reserve	1.23		1.53
Depreciation included under other heads of expenses	0.04		0.02
Transferred to Pre-operative expenses	0.05		0.03
		1.32	1.58
		251.70	251.90

B. 1. Freehold/Leasehold Land includes -

a) Value of Shares of Rs.3750 (Previous year Rs. 3750) issued by the Co-Operative Housing Society under its Bye-laws, in the name of Company's nominees.

b) Execution of documents in respect of Land at Malkhed, Shambhupura, Veraval and Cochin amounting toRs.0.06 Crore, Rs.0.12 Crores andRs.2.78 Crores and Rs.1.92 Crores respectively, is still pending.

c) Rs.0.88 Crores jointly owned with other corporates

2. The title deeds of some of the immovable properties transferred pursuant to the Scheme of Arrangement are yet to be transferred in the name of company.

3. Buildings and Workers' Quarters include -

a) Those mortgaged with State Governments against subsidies received.

b) Cost of Ownership Flat/Office Premises Rs.1.53 Crores (Previous Year Rs. 1.53 Crores) (including Electrical Installations) held singly and jointly in Formed/Proposed Co- operative Housing Societies including value of Shares of Rs.500 (Previous year Rs. 500) issued by the Societies under their Bye-laws.

c) Cost of Land and Buildings (including Electrical Installations) amounting to Rs.0.12 Crore (Previous Year Rs. 0.12 Crore) held on Co-ownership with Other Companies.

d) Buildings of Rs.0.61 Crores (Previous Year Rs. 0.61 Crores), yet to be registered in the name of the Company.

e) Building include Rs.15.13 crores towards shares and debentures for right of exclusive use, possession and occupation of office space.

4. Railway siding amounting to Rs.14.98 Crores (Previous Year Rs. 14.57 Crores) is held on Co-ownership with other Company for which documents are being executed

5. Addition to Plant & Machinery/Capital work-in-progress include Loss on Cancellation of Forward Covers, Increase due to Foreign Exchange fluctuation on loans/liabilities and Roll-over charges of Rs. NIL (Previous Year Rs.1.21 Crores).

6. Fixed Assets include assets of Rs.7.01 Crores (Previous year Rs.6.25 Crores) not owned by the Company

7. Plant and Machinery include assets given on operating lease amounting to Rs.25.53 crores (Previous year Rs.25.53 crores)

8. Capital work in progress include advance against Capital Orders, Technical know-how and Supervision fees,Machinery under installation/ in transit; construction materials purchases and other assets under erection; and pre-operative expenses.

9. Leasehold Land include mining rights.

SCHEDULE 6 (Contd.)

				Rs. in Crores Previous Year
C	Pre-operative Expenses pending Allocation / Appropriation :			
1.	Raw Material Consumed		—	0.35
2.	Power & Fuel		**0.96**	0.63
3.	Repairs to Other Assets		**0.02**	0.01
4.	Salaries, Wages, Bonus, Gratuity, etc.		**0.82**	0.48
5.	Contribution to Providend & Other Funds		**0.14**	(42101)
6.	Employee's Welfare Expenses		**0.07**	0.01
7.	Insurance		**0.15**	0.11
8.	Rent and Hire Charges		**0.03**	0.04
9.	Rates & Taxes		**0.02**	(400)
10.	Stationery, Printing, Postage and Telephone Expenses		**0.04**	0.03
11.	Travelling & Conveyance		**0.45**	0.33
12.	Legal and Professional Charges		**8.07**	0.09
13.	Miscellaneous Expenses		**1.78**	1.04
14.	Interest			
	— On Loans and Debentures	**4.83**		5.62
	Less :			
	— Interest Received (Tax deducted at source Rs.0.40 Crore Previous year Rs.0.93 Crores)	**1.95**		4.10
			2.88	1.52
15.	Depreciation		**0.05**	0.03
			15.48	4.67
	Less :			
	Stock of Finished Goods under Trial Run		—	0.15
	Sale of Trial Run Production		—	0.18
	Waste/scrape		**0.04**	—
			15.44	4.34
	Add: Pre-operative Expenditure incurred upto Previous Year		**2.17**	35.46
	Total Pre-operative Expenditure		**17.61**	39.80
	Less: Allocated/transferred to Fixed Assets/Capital Work-in-progress		**7.34**	37.53
	Charged to Profit & Loss Account			0.10
	Balance transferred to Capital Work-in-progress		**10.27**	2.17

SCHEDULES

SCHEDULE 7

INVESTMENTS - Long Term

				Rs. in Crores Previous Year
1.	**Government and Trust Securities**			
	i) Government Securities Unquoted - Securities deposited with Government Departments		**0.02**	0.03
	ii) Trust securities - In Units Quoted (Unquoted in Previous Year) - 500000 Units of Rs.10 each in Units (1964 Scheme) of Unit Trust of India		**0.76**	0.76
2.	**Shares, Bonds and Debentures**			
	A TRADE INVESTMENTS			
	Equity Shares - Fully paid			
	a) Quoted - Rs.10 each			
2964111	Indian Rayon and Industries Limited	**38.10**		38.10
996000	TANFAC Industries Limited	**1.00**		1.00
27641445	Indo Gulf Corporation Limited	**61.18**		61.18
150379023	Mangalore Refinery & Petrochemicals Ltd.	**238.70**		238.70
		338.98		338.98
	b) Unquoted -			
1398857	Thai Rayon Public Company Limited, Thailand of Thai Baht 10 each.	**1.07**		1.07
5000	P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62625 (US $100) each.	**0.40**		0.40
15000	A.V Cell Inc., Canada Class 'A' Share of total value of Canadian Dollar 2.5 Million	**6.88**		6.88
149250	Alexandria Carbon Black Co., S.A.E. of L.E. 100 each	**14.99**		14.99
157013894	Birla Tata AT & T Communications Limited (Pledged with Toronto Dominion Bank (South East Asia) Limited and Bank of America)	**157.01**		157.01
		180.35		180.35
			519.33	519.33
	B OTHER INVESTMENTS			
	a) Quoted - Fully Paid :			
	i) Equity Shares of Rs. 10 each.			
15	Mysore Cement Limited (Rs.117, Previous Year Rs. 117)			
2117170	Century Enka Limited	**1.35**		1.35
400000	Mangalam Cement Limited	**1.15**		1.15
1001440	Industrial Development Bank of India	**8.02**		8.02
25000000	Larsen & Toubro Ltd.	**776.13**		
	ii) Optionally Convertible Cumulative Preference Shares- of Rs.10 each			
400000	Mangalam Cement Limited	**0.40**		0.40
		787.05		10.92
	b) Unquoted - Fully Paid:			
	i) Equity Shares			
422496	Indophil Textile Mills Inc.,Philippines of peso 10 each	**0.04**		0.04
825000	Thai Carbon Black Public Company Limited, Thailand of Thai Baht 10 each	**2.18**		2.18
2500	Birla International Ltd. - Isle of Man of CHF 100 each	**0.53**		0.53
1300	Gwalior Rayon Consumers Co- operative Stores Limited of Rs.100 each	—		0.01
468	Industry House Limited of Rs. 100 each (Rs.31200) (Previous year Rs.31200)			
500	Super Bazar Co-operative Society Limited of Rs.10 each (Rs.5000, Previous year Rs.5000)			

SCHEDULE 7 (Contd.)

			Rs. in Crores Previous Year
ii) Unquoted - Fully Paid - Equity Shares of Rs.10 each			
12000 Birla Consultants Limited	0.01		0.01
100 Eastern Spg.Mills & Industries Limited	—		0.01
1982125 Gwalior Properties and Estates Pvt. Limited	6.41		6.41
1982125 Seshasayee Properties Pvt. Limited	6.41		6.41
1909550 Turquoise Investments and Finance Pvt. Limited	15.21		15.21
1911500 Trapti Trading & Investments Pvt. Limited	15.22		15.22
iii) Others			
— 15.50% Secured Redeemable Non-Convertible Bond of Rs.500000 each in Sardar Sarovar Narmada Nigam Limited	—		0.03
— 13.50% IDBI 2003 of Rs.5000000 each	—		2.08
— 13.50% SIDBI 2003 of Rs.10000000 each	—		1.06
	46.01		49.20
		833.06	60.12
3. Shares In Subsidiary Companies			
Quoted - Fully Paid - Equity Shares of Rs.10 each			
4652870 Shree Digvijay Cement Company Limited	56.37		66.37
	56.37		66.37
Unquoted -			
a) Fully Paid - Equity Shares of Rs.10 each			
9791350 Birla Technologies Limited	—		29.37
6500000 Samruddhi Swastik Trading And Investments Limited	6.50		6.50
520 Sun God Trading And Investments Limited (Rs.5200, Previous Year Rs.5200)			
b) Partly Paid:			
100 Preference Shares of Rs.100 each, Paid up Rs.25 each in Samruddhi Swastik Trading And Investments Limited (Rs.2500, Previous Year Rs.2500)			
100 Preference Shares of Rs.100 each, Paid up Rs.25 each in Sun God Trading And Investments Limited (Rs.2500, Previous Year Rs.2500)			—
	6.50	62.87	102.24
		1416.04	682.48
Aggregate Book Value of :			
a) Quoted Investments		1183.16	416.27
b) Unquoted Investments		232.88	266.21
		1416.04	682.48
Aggregate Market Value of Quoted Investments		713.51	335.85

Notes:

1. The Company has earmarked 500000 units of the Unit Trust of India (UTI) 1964 Scheme of Rs. 10 each Cost being Rs. 0.76 Crores (Market Price Rs. 0.32 crores) in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975
2. 7841445 Equity Shares of Indo Gulf Corporation Ltd. And 95379023 Equity Shares of Mangalore Refinery And Petrochemicals Limited are not transferrable for a period of 5 years from 7th January, 1998 and 26th December, 1998 respectively.
3. During the year the Company has purchased and sold units of Mutual Funds as under:

Name of Mutual Fund	No. of units	Face Value
Birla Cash Plus Growth Fund	199470011	10
Birla Income Plus - Growth Mutual Fund	14077747	10
Alliance Cash Manager	997427	1000

SCHEDULE 7 (Contd.)

	No. of Units	Face Value
Alliance Term Plan	70000	1000
Grindlays Super Saver Income Fund	9502207	10
Grindlays Super Saver Income Fund - I.P.	8650836	10
Grindlays Cash Fund	20036738	10
HDFC Liquid Fund	176863358	10
HDFC Fixed Investment Plan	45000000	10
HDFC Income Fund	4286694	10
Prudential ICICI Liquid Plan	190234178	10
Prudential ICICI Fixed Maturity Plan	37944486	10
Prudential ICICI Income Fund	6695772	10
Prudential ICICI Short Term Plan	18760815	10
Templeton India Liquid Fund	14844528	10
Birla Fixed Maturity Plan	31000000	10
4. During the year the Company has purchased and sold following Bonds :		
10.25% ICICI 2006	1500	100000
10.25% IDBI Omni Bonds (series 2001/A)	2000	100000
9% NTPC 2002 (Tax free Bonds)	100000	1000

5. Pursuant to undertaking given to some financial institutions and others, the company can not dispose of shareholding without their prior approval (till such time the loans given to these companies by these institutions are repaid in full.) in following companies:
   (a) Indo Gulf Corporation Ltd.
   (b) Mangalam Cements Ltd.
   (c) Century Enka Limited and (d) Mangalore Refinery and Petrochemicals Ltd.

SCHEDULE 8

INVENTORIES

		Rs. in Crores Previous Year
(As valued and certified by the Executives of the respective Divisions)		
At lower of cost and net realisable value unless otherwise stated		
Stores and Spare parts, Packing Materials and Fuels	**195.61**	220.09
Raw Materials	**146.95**	204.11
Finished Goods	**163.61**	239.40
By Products	**1.98**	7.08
Process Stock	**39.07**	54.09
Waste/Scrap (at net realisable value) @	**1.67**	1.14
	548.89	725.91

@ Include Rs.0.04 Crores (Previous Year Nil) generated in trial run.

Rs. in Crores

SCHEDULE 9
SUNDRY DEBTORS

			Previous Year
Exceeding six months :			
Good and Secured	0.42		1.03
Good and Unsecured	58.01		88.27
Doubtful and Unsecured	1.70		0.50
	60.13		89.80
Less: Provision for Doubtful Debts	1.70		0.50
		58.43	89.30
Others			
Good and Secured	139.68		125.33
Good and Unsecured	299.74		401.83
		439.42	527.16
		497.85	616.46

SCHEDULE 10
CASH AND BANK BALANCES

Cash balance on hand		4.75	0.92
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	140.93		53.76
Saving Accounts (Earmarked for Employees Security Deposits and others) (Rs.33265, Previous year Rs.65730)			
Deposit Accounts (Note 1)	2.61		103.54
		143.54	157.30
With Others (Note 2)			0.10
		143.54	157.40
In Post Office Savings & Deposit Accounts (Rs.2336, previous year Rs.389)			
In Government Treasury Saving Account		0.03	0.03
		148.32	158.35

Notes :

1. Deposits include (a) Rs.0.19 Crore (Previous Year Rs.0.29 Crore) lodged as security with Government Department (b) Rs.0.15 Crore (Previous year Rs. 0.17 Crore) earmarked for Employees' Security Deposit and (c) Rs.0.12 Crore (Previous Year Rs.1.19 Crore) as Interest accrued.
2. Balances with Others represents :

Rs. in Crores

Name of the Bank Nature of Account	Bank Balance As at 31.3.02	Bank Balance As at 31.3.01	Maximum Outstanding	Previous Year
Current Account with :				
Mashreq Bank, Dubai	(48617)	—	0.49	—
Standard Chartered Bank, Dubai	—	—	0.01	—
British Bank of Middle East, Dubai	—	0.10	—	0.10

Rs. in Crores

			Previous Year
SCHEDULE 11			
LOANS AND ADVANCES (Considered Good)			
Secured Loan		0.09	0.10
Unsecured-			
Deposits with Bodies Corporate		31.92	69.21
Deposits and Balances with Government and other Authorities (including accrued interest)		41.86	31.68
Other Deposits		24.66	27.59
Advances to Subsidiaries		60.58	23.58
Advances recoverable in cash or in kind or for value to be received (Due from Officers of the Company Rs.0.11 Crore, Previous Year Rs.0.06 Crore, Maximum outstanding during the Year Rs.0.14 Crore, Previous Year Rs. 0.06 Crore)		144.77	152.29
Advance Income tax (Net of Provision)		60.02	103.82
		363.81	408.17
		363.90	408.27
SCHEDULE 12			
CURRENT LIABILITIES			
Sundry Creditors :			
a) Small scale industrial undertakings * (To the extent identified with available information)	0.35		0.38
b) Others	503.53		543.91
		503.88	544.29
Security and Other Deposits		82.05	65.32
Unclaimed Dividends		4.35	2.99
Other Liabilities		43.50	44.18
Interest accrued but not due on debentures/loans		89.82	90.53
		723.60	747.31

* Names of small scale industrial undertakings to whom an amount of Rs. 1.00 lac or more was outstanding for more than 30days are as under:
Fine polycolloids P. Ltd. and Sankalp Chemical, Mumbai

		Previous Year
SCHEDULE 13		
PROVISIONS		
Retirement Benefits	20.00	90.20
Interim & Proposed Final Dividends	82.50	73.34
Corporate Dividend tax	—	7.48
	102.50	171.02

SCHEDULES

SCHEDULE 14
INTEREST AND DIVIDEND INCOME

		Rs. in Crores Previous Year
i) On Long Term Investments		
Interest (Gross) on :		
a) Government and other Securities	0.25	0.04
b) Other Investments	0.38	0.01
(Tax deducted at source Rs.0.06 Crores, Previous Year Rs.Nil)		
Dividend (Gross) from :		
a) Trade Investments	8.99	12.29
b) Other Investments	2.32	2.41
ii) Others : Interest (Gross) on: Bank and Other Accounts (Tax deducted at source Rs.5.07 Crores, Previous Year Rs.5.95 Crores)	54.66	46.45
	66.60	61.20

SCHEDULE 15
OTHER INCOME

Export Incentives	8.78	11.49
Rent Received (Tax deducted at source Rs.0.11 Crore, Previous Year Rs.0.09 Crore)	1.44	1.22
Lease Rent	4.03	4.03
Processing Charges (Tax deducted at source Rs.0.01 Crore, Previous Year Nil)	0.32	0.26
Insurance Claims	4.84	6.42
Profit on Sale of Long Term Investments (Net)	—	0.23
Profit on Sale of Current Investments (Net)	10.87	0.09
Excess Provisions written back (Net)	19.03	10.79
Prior period Adjustments (Net)	0.30	
Commission Income	0.33	1.03
Miscellaneous Receipts	12.80	10.98
	62.74	46.54

SCHEDULE 16
INCREASE / (DECREASE) IN STOCKS

Closing Stock		
Finished Goods	163.61	239.40
By-Products	1.98	7.08
Process Stock @	39.07	54.24
Waste/Scrap	1.63	1.14
	206.29	301.86
Opening Stock		
Finished Goods	239.40	173.58
By-Products	7.08	8.29
Process Stock	54.09	48.19
Waste/Scrap	1.14	1.28
	301.71	231.34
Add: Stock of transferred business of Dharni Cement pursuant to the Scheme of arrangement & stock of trial run production		
Finished Goods		0.66
Process Stock		2.50
	301.71	234.50
Increase in Stocks	(95.42)	67.36

@ Includes Rs. Nil (Previous Year Rs.0.15 Crores) of transferred Software Division.

Rs. in Crores

SCHEDULE 17

RAW MATERIALS CONSUMED

			Previous Year
Opening Stock	204.11		191.85
Add: Stock of transferred business of Dharni Cement pursuant to the Scheme of arrangement & stock of trial run production	—		2.68
	204.11		194.53
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	943.23		1250.98
		1147.34	1445.51
Less:			
Sales	4.24		4.35
Closing Stock	146.95		204.11
		151.19	208.46
		996.15	1237.05

SCHEDULE 18

MANUFACTURING EXPENSES

Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses - Less sales Rs.0.24 Crore (Previous year Rs.0.82 Crore)	259.01	261.99
Power & Fuel	739.28	720.19
Processing Charges	20.68	48.16
Technical Know-how fees	—	2.35
Repairs to Buildings	18.66	19.49
Repairs to Machinery (excluding Spare Parts and Components)	34.57	27.56
Repairs to Other Assets	10.47	10.15
	1082.67	1089.89

SCHEDULE 19

PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

Salaries, Wages & Bonus, etc.	254.83	246.57
Contribution to Provident and Other Funds	25.01	25.10
Welfare Expenses	42.03	40.90
	321.87	312.57

Rs. in Crores

SCHEDULE 20

SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

		Previous Year
Commission to Selling Agents	26.74	28.55
Brokerage and Discount	10.61	9.26
Freight, handling and other expenses	510.56	480.47
Advertisements & Publicity	68.98	47.24
Insurance	19.20	19.33
Rent (including Lease Rent)	13.03	14.87
Rates and Taxes	11.47	11.90
Stationery, Printing, Postage and Telephone Expenses	19.17	20.14
Travelling and Conveyance	27.07	27.71
Legal and Professional charges	13.44	9.88
Bad debts written off	25.51	19.81
Provision for Bad & Doubtful Debts	1.20	—
Research contribution (including Expenses)	1.11	1.04
Donations (including Political Contribution Rs.0.01 Crores, Previous Year Rs. Nil)	1.65	3.50
Directors' Fee	0.04	0.01
Directors' Commission	1.00	—
Exchange Rate difference (Net)	3.35	7.92
Prior period Adjustments (Net)	—	2.14
Loss on Sale and/or discard of Fixed Assets (Net)	5.39	9.86
Loss on Sale of Long Term Investments (Net)	0.02	—
Miscellaneous Expenses	63.12	66.67
	822.66	780.30

SCHEDULE 21

INTEREST

On Fixed Loans and Debentures	161.40*	203.04*
On Other Accounts	28.85	35.74
	190.25	238.78

* Includes Rs.Nil (Previous Year Rs.0.03 Crore) paid to the Manager of the Company in respect of Fixed Deposits/Debentures.

SCHEDULES

SCHEDULE 22

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A **Significant Accounting Policies:**

1. **Accounting Concepts:**

   The financial statements are prepared under the historical cost convention (except for certain fixed assets which are revalued) on an accrual basis and in accordance with the applicable mandatory Accounting Standards.

2. **Fixed Assets:**

   Fixed assets are stated at cost (including other expenses related to acquisition and installation) adjusted by revaluation of certain fixed assets.

3. **Translation of foreign currency items:**

   Foreign currency assets and liabilities covered by forward contracts are stated at the forward contract rates while those not covered are restated at year end rate. Exchange differences relating to fixed assets are adjusted in the cost of the asset. Any other exchange difference is dealt with in the profit and loss account.

   Premium in respect of forward contracts is recognised over the life of contracts.

   Transactions relating to overseas offices have been converted as under:

   i) Net revenues at the average rate for the year.

   ii) Fixed assets at rates prevailing on the dates of addition. Depreciation is accounted for at the same rate at which assets are converted.

   iii) Other current assets and liabilities, at rates prevailing at the end of the year.

4. **Treatment of expenditure during construction period:**

   Expenditure during construction period is included under Capital Work in Progress and the same is allocated to the respective Fixed Assets on the completion of its construction.

5. **Investments:**

   Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made for permanent diminution in the value.

6. **Inventories:**

   Inventories are valued at the lower of cost and net realisable value except waste/scrap which is valued at net realisable value.

   The cost is computed on weighted average/FIFO basis.

   Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Obsolete, defective and unserviceable stocks are duly provided for.

7. Research and development expenditure: Revenue expenditure is charged to the profit and loss account and capital expenditure is added to the cost of fixed assets in the yearin which it is incurred.

8. **Depreciation:**

   Depreciation is charged in the Accounts on the following basis:

   a) On fixed assets (other than Revalued Assets) - on written down value method in respect of Viscose Staple Fibre Division and Engineering Division at Nagda;

SCHEDULE 22 (Contd.)

Textiles Division at Gwalior,Bhiwani Textiles Mills at Bhiwani, BirlaInternational Marketing Corporation,

and

on Straight Line Method in other Divisions including Power Plants at Nagda applying the rates of Schedule XIV of the Companies Act, 1956.

Continuous process plant as defined in Schdule XIV has been taken on technical assessment.

b) In respect of Revalued Fixed Assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

c) In respect of the amounts capitalised during the year on account of foreign exchange fluctuation is provided prospectively over the residual life of the assets.

d) In respect of assets added/disposed of during the year on pro-rata basis with referenceto the month of addition/deduction except in case of new projects where it is provided for the period of use.

e) Leasehold land is being amortised over the period of lease.

f) Capital expenditure on assets not owned by the company is amortised over a period of five years.

9. Retirement Benefits:

The Company makes regular contribution to provident fund and superannuation fund and these contributions are charged to Profit & Loss Account.

Contributions to the Gratuity Fund and provision for leave encashment are made on the basis of actuarial valuation and charged to Profit & Loss Account.

10. Government Grants:

Capital grants relating to specific assets are reduced from the gross value of the Fixed Assets and capital grants for Project Capital Subsidy are credited to Capital Reserve.

Other revenue grants are credited to Profit and Loss account or deducted from the relatedexpenses.

11. Borrowing Cost:

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

12. Provision for Current and Deferred Tax:

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period and in accordance with the provisions as per Income Tax Act, 1961.

Deferred Tax resulting from "timing difference" between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the balance sheet date. The deferred tax asset is recognized and carried forward only to the extent that there is a reasonable certainty that the assets will be adjusted in future.

13. Contingent Liabilities:

Contingent liabilities are not provided for and are disclosed by way of Notes.

SCHEDULE 22 (Contd.)

		Rs. in Crores	Previous Year
B	**NOTES ON ACCOUNTS**		
1.	Contingent Liabilities not provided for in respect of :		
	a) Claims not acknowledged as debts (Net of tax Rs. 80.61 Crores, Previous YearRs.249.05 Crores)	**158.72**	305.84
	b) Uncalled liability on partly paid shares (Rs.15000, Previous year Rs. 15000)		
	c) Custom duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of tax Rs. 2.94 Crores, Previous year Rs. 6.10 Crores)	**4.65**	10.09
	d) Custom duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs. 5.68 Crores is furnished	**10.81**	10.81
2	The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.		
3	Estimated amount of Contracts remaining to be executed on capital account and not provided (advance paid Rs. 30.60 Crores, Previous year Rs. 20.07 Crores).	**181.91**	105.18
4	Value of Assets taken on Lease	**41.48**	41.60
	Future obligation of Lease Rent as Lessee	**9.73**	20.72

5 Land, Building and Plant & Machinery of some of the Units were revalued on 1.4.1974, 1.4.1980,1.4.1982 and 1.4.1985 by approved valuers on the basis of assessment about the current value of the similar assets. As a result book value of such assets was increased by Rs. 116.40 Crores which had been transferred to Capital Reserve.

6 The Company has sold its entire holdings of 97,91,350 equity shares in Birla Technologies Limited, its subsidiary at Rs. 11.50 per equity share. The resultant loss of 18.11 Crores has been charged to Profit & Loss Account.

7 The Company has sold, as on the closing 31st March 2002, its textiles manufacturing units/undertakings at Gwalior as a going concern at a consideration for Rs.1 lac, pursuant to the resolution passed at its Board Meeting held on 26th February 2002 and subsequent approval of its shareholders by Postal Ballot on 27th April 2002.The Company has also agreed to pay Rs.15 Crores to Purchasers for taking over of certain liabilities including the employees' liabilities. The total resultant loss of Rs.31.93 Crores (including Rs. 15 Crores) has been charged to Profit and Loss Account.

8 During the year, the Company entered into a Memorandum of Settlement with the Workers' and Staff Unions of its Pulp and Fibre Units situated at Mavoor (Kerala) ("the units") for closure of the units effective 1st July2001 . The Company paid retrenchment compensation Rs. 55.33 Crores to the employees of the units in terms of the said settlement. On closure of the units some of the assets of the units stand retired from active use; and, accordingly, the difference between the book value and the net realizable value (as estimated by the management) amounting to Rs.19.01 Crores is charged to the profit and loss account in addition to the amounts so paid to the employees. The net realizable value of these assets of the units is reflected separately under the head "Assets held for disposal".

9 The Company had filed a Scheme of Arrangement under Section 391/394 of the Companies Act, 1956 in the High Court of Madhya Pradesh in October, 2000 inter alia providing for sale/ transfer of assets of the Mavoor Units, which is pending for disposal.

SCHEDULE 22 (Contd.)

10 As it is not possible to ascertain with reasonable certainty the quantum of accruals in respectof certain insurance and railway claims, export incentives and interest on overdue bills from customers, the same are accounted on acceptance basis.

11 The Company has discontinued the practice of including Inter divisional transfer of goods as independent marketable products of separate divisions for captive consumption in respective head of accounts. The change in accounting treatment has no impact on the profits for the year.

12 Advances recoverable in cash or in kind include the payments made to / on behalf of Rosa Power Supply Co. Ltd. Rs. 2.05 Crores (Previous year Rs.1.79 Crores) and paymentsmade to / on behalf of Bina Power Supply Co. Ltd. Rs.14.59 Crores (Previous yearRs.14.59 Crores) which are intended to be adjusted against the value of the Equity Shares to be issued by such Co-promoted Companies in the event of relative projects are implemented after procuring all regulatory approvals.

13 The Company has an investment of Rs.56.37 crores in share capital of Shree Digvijay Cement Company Limited (SDCC), a subsidiary company. SDCC is a sick company and a Scheme of revival is under consideration. This being the long term strategic investment, in the opinion of the management, no provision is required to be made for diminution in the value of this investment as the same is of temporary nature.

14 The Company has an investment of Rs.238.70 crores in share capital of Manglore Refinery & Petrochemicals Limited (MRPL). This being the long term strategic investment, in the opinion of the management, no provision is required to be made for diminution in the value of this investment as the same is of temporary nature.

15 The Following are included under other heads of expenses in the Profit and Loss account :

		Rs. in Crores Previous Year
i) Stores and Spares Consumed	**24.76**	28.65
ii) Power & Fuel	**7.10**	5.77
iii) Repairs to Machinery	**5.71**	3.63
iv) Repairs to Buildings	**0.14**	0.11
v) Repairs to Other Assets	**0.56**	0.97
vi) Salaries, Wages, Bonus & Gratuity	**5.84**	5.41
vii) Contribution to Provident and Other Funds	**0.53**	0.53
viii) Welfare Expenses	**1.16**	0.99
ix) Insurance	**0.66**	0.84
x) Hire Charges	**0.59**	0.39
xi) Royalty & Cess	**50.69**	46.64
xii) Rates & Taxes	**6.88**	3.11
xiii) Ship Operation and Management charges	**5.43**	3.49
xiv) Depreciation	**0.04**	0.02
xv) Lease Rent	**0.23**	9.11

SCHEDULE 22 (Contd.)

			Previous Year Rs.
16	Auditors' remuneration		
	a) Statutory Auditors:		
	Audit Fee	1840000	1680000
	Tax Audit Fee	287000	262500
	For Certification and Other Work	267775	506800
	Reimbursement of Expenses	511546	584236
	b) Branch Auditors:		
	Audit Fee	1189640	1427675
	Tax Audit Fee	103000	45875
	For Certification and Other Work	201791	207697
	Reimbursement of Expenses	145689	74951
	c) Cost Auditors:		
	Audit Fee	311602	266300
	For Certification and other work	18,798	—
	Reimbursement of Expenses	46329	53313

			Rs. in Lacs
17	Manager's / Whole Time Directors remuneration *:		
	Salary	90.89	38.96
	Contribution to Provident Fund & Other Funds	11.56	9.17
	Perquisites	6.41	22.51
		108.86	70.64

* appointment and remuneration of whole-time director is subject to shareholders' approval

Commission to other than whole-time directors	100.00	—

	Rs. in Crores
Computation of net profit in accordance with Section 198 of the Companies Act, 1956	
Profit before taxation as per profit and loss account	342.85
Add :	
Managerial Remuneration	1.09
Directors' Fee	0.04
Commission to other than whole-time directors	1.00
Provision for Bad & Doubtful Debts	1.20
Loss on Sale of Shares in Subsidiary	18.11
Loss on Sale of Long Term Investments (Net)	0.02
	364.31
Less :	
Profit on Sale of Current Investments (Net)	10.87
Net Profit	353.44
Commission	
— Amount	1.00
— Percentage to net profit	0.28%

SCHEDULE 22 (Contd.)

				Rs. in Crores Previous Year
18	Earnings per share:			
	Net profit for the period attributable to equity shareholder's	(Rs. in Crores)	**302.96**	377.90
	Weighted average number of equity shares outstnding	Numbers	**91689485**	91689485
	Basic and diluted earnings per share (face value of Rs.10 each)	(Rs.)	**33.04**	41.22

19 Accounting Standard 22 ("Accounting for Taxes on Income") has been brought into effect from this accounting year. The accumulated net deferred tax as on 1st April, 2001 amounting to Rs.589 crores has been debited to General Reserve. Deferred Tax Assets and Liabilitties as on 31st March, 2002 are as under:

Deferred Tax Assets:	
Accrued Expenses deductible on payment basis	**26.33**
Expenses allowable in installments in Income Tax	**13.52**
Others	**3.66**
	43.51
Deferred Tax Liabilty :	
Accumulated Depreciation	**684.01**
Net Deferred Tax Balance	**640.50**

The deferred tax balance has arisen principally on account of the timing difference between the depreciation admissible under Income Tax and the depreciation adjusted in the accounts. Though adjustment is being made in terms of Accounting Standard 22, having regard to the normal capital expenditure which the Company is expected to continue to make in future years, the "timing difference" is not expected to be effectively reversed and no cash outgo likely to materialize on account thereof.

Deferred tax asset is recognised and carried forward only to the extent that there is reasonable certainity that sufficient future taxable income will be available against which such deferred tax asset can be adjusted.

20 Segment Reporting

a. **Primary Segment Reporting (by business segment)**

1 Segment have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	—	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	—	Caustic Soda & Allied Chemicals
Cement	—	Grey & White Cement
Sponge Iron	—	Sponge Iron
Textiles	—	Fabrics & Yarn

2 Inter-segment transfers of independent marketable products are at market rates

SCHEDULE 22 (Contd.)

3 **Information about Business Segments (For the year 2001-2002):**

Rs. in Crores

	Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A REVENUE								
1a Gross Sales (External)	1489.81	173.63	2452.94	383.17	300.22	270.03		5069.80
1b Gross Sales (Inter-segment)	52.67	80.09	1.01	—	0.47		(134.24)	—
Total Gross Sales	1542.48	253.72	2453.95	383.17	300.69	270.03	(134.24)	5069.80
2a Other Income	6.79	2.51	23.92	10.82	12.78	5.14		61.96
2b Unallocated Corporate Other Income								67.38
Total Other Income	6.79	2.51	23.92	10.82	12.78	5.14	—	129.34
3 Total Revenue	**1549.27**	**256.23**	**2477.87**	**393.99**	**313.47**	**275.17**	**(134.24)**	**5199.14**
B RESULTS								
1 Segment Result (PBIT)	**305.89**	**11.42**	**338.67**	**11.86**	**(37.71)**	**0.22**		**630.35**
2 Unallocated CorporateIncome / (Expenses)								54.73
3 Interest Expense								(190.25)
4 Profit from ordinary activities								**494.83**
5 Exceptional Items:								
— Loss on Sale of Shares in Subsidiary								(18.11)
— Loss on Sale of Undertaking					(31.93)			(31.93)
— Write-down of fixed assets on retirement from active use	(19.01)							(19.01)
— Retrenchment Compensation	(55.33)							(55.33)
— Employee Separation Compensation	(9.10)	(1.63)	(13.49)		(3.38)			(27.60)
6 Profit Before Tax								**342.85**
7 Provision for Current Tax								(56.50)
8 Deferred Tax								(51.50)
9 Tax Provision of earlier year written back								68.11
10 Profit after Tax								**302.96**
C OTHER INFORMATION								
1 Segment Assets	**999.05**	**253.52**	**2404.00**	**590.57**	**209.64**	**68.36**		**4525.14**
2 Unallocated Corporate Assets								1720.40
3 Total Assets								**6245.54**
4 Segment Liabilities	**119.81**	**26.01**	**348.90**	**20.19**	**76.51**	**33.21**		**624.63**
5 Unallocated Corporate Liabilities								2266.21
6 Total Liabilities								**2890.84**
7 Capital Expenditure	**31.00**	**4.51**	**210.95**	**1.36**	**8.41**	**1.92**		**258.15**
8 Depreciation	48.21	16.26	130.30	38.71	17.15	0.13		250.76
9 Non Cash Expenses other than Depreciation	19.01							19.01

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

SCHEDULE 22 (Contd.)

21 **Related Party Transactions :**

a. **Parties where control exists -**
Birla Technologies Limited (Subsidiary till 31.01.2002)
Sun God Trading & Investment Ltd.
Samruddhi Swastik Trading & Investment Ltd.
Shree Digvijay Cement Co. Ltd.

b. **Other Related Parties with whom transactions have taken place during the year :**
Joint Ventures :
Mangalore Refinery & Petrochemicals Ltd.
Birla Tata AT&T Ltd.
Indo-Gulf Corporation Limited
AV Cell Inc. , Canada
TANFAC Industries Limited
Key Management Personnel & Relatives :
Shri Shailendra K. Jain, Manager / Whole Time Director
Relatives of Shri Shailendra K.Jain
Smt. Niharika Jain, Wife
Shri Suvvrat Jain, Son
Shri Devavrat Jain, Son

c. **Nature of Transaction**

	Rs. in Crores
i) Sales & Services	
Subsidiaries	9.51
Joint Venture	1.81
ii) Interest and other Income Received / Receivable	
Subsidiaries	4.58
Joint Venture	2.46
Key Management Personnel & Relatives	(28202)
iii) Purchases of goods / Payment for other services	
Subsidiaries	13.02
Joint Ventures	88.64
Key Management Personnel & Relatives	1.12
iv) Interest paid	
Joint Ventures	(19726)
Key Management Personnel & Relatives	0.01
v) Sale of Fixed Assets	
Subsidiaries	0.01
Joint Ventures	8.69
vi) Outstanding Balances as at 31st March , 2002	
Debtors :	
Subsidiaries	0.52
Joint Ventures	0.04
Loans & Advances :	
Subsidiaries	60.58
Joint Ventures	20.24
Key Management Personnel & Relatives	0.11
Creditors :	
Subsidiaries	0.59
Joint Ventures	0.46
Unsecured Loan :	
Key Management Personnel & Relatives	0.10

22 Previous year's figures have been regrouped and rearranged whereever necessary to confirm to this year's classification.

23 All the amounts in rupees have been rounded off to crores with lacs in decimals as approved under Section 211 (1) of the Companies Act, 1956. Figures of Rs.50,000 or less have been shown at actuals in brackets.

24 Additional information required under Part II of Schedule VI to the Companies Act, 1956 (as certified by the Executives of the respective Divisions) is as per Schedule 23.

SCHEDULE 23

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

1. CAPACITY & PRODUCTION

	Products	Unit	Licensed/ Registered * Capacity		Installed Capacity		Production # (Quantity)	
			2001-02	2000-01	2001-02	2000-01	2001-02	2000-01
1.	Viscose Staple Fibre/Polynosic/ HWM/ /Hi-Performance/ Speciality Fibre	Tonne						
	— At Nagda, Mavoor, Harihar & Kharach		322100	354950	220775	246775	176462	218847
2.	Sulphuric Acid (Captive & Intermediate Products)	Tonne						
	— At Nagda, Mavoor, Harihar & Kharach		298070	324570	188970	210370	153434	177104
3.	Carbon-di-Sulphide (Captive & Intermediate Products)	Tonne						
	— At Nagda, Mavoor, Harihar & Kharach		67615	73265	42306	46798	31271	39679
4.	Rayon Grade Pulp (At Mavoor & Harihar)	Tonne	72000	108000	70000	130000	71251	69729
5.	Paper	Tonne		2700	—	2700	—	—
6.	Rayon Grade Caustic Soda	Tonne	175800	175800	160600	160600	129784	131253
7.	Stable Bleaching Powder	Tonne	45000	45000	15000	15000	17523	17528
8.	Man-Made Fibre Fabrics (At Gwalior & Bhiwani)	Mtr. (in 000's)	600 Looms	1598 Looms	126 Looms	244 Looms	15478	15762
		Kg. (in 000's)					307	348
9.	Man-Made Fibre Yarn (At Bhiwani & Malanpur)	Kg. (in 000's)	117500 Spindles	117500 Spindles	43488 Spindles	43488 Spindles	9203	11029
10.	Cement	Tonne						
	At Jawad, Raipur, Shambhupura, Malkhed & Reddipalayam		17166000	15166000	11366000	9866000	9528418	9098622
	At Reddipalayam (Under Implementation)							
11.	White Cement (At Khariakhangar)	Tonne	400000	400000	400000	400000	267915	251594
12.	Industrial Machinery	Tonne	25000	25000	15950	15950	##	##
13.	Poly Aluminium Chloride	Tonne	66000	66000	13860	13860	20587	21805
14.	Chloro Sulphonic Acid	Tonne	49500	49500	16500	16500	11106	15054
15.	Sponge Iron	Tonne	600000	600000	900000	900000	559567	663998

Notes:

(a) * Registered capacities are those capacities for which registrations granted pursuant to the schemes of delicensing.

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) # Includes third party processing

(d) Installed capacities for the year indicated above include those vested in the Company consequent to the Scheme of arrangement. Necessary applications have been submitted to obtain endorsement of the name of the Company.

(e) ## Quantitative data can not be given as production represents fabrication,machining, etc. against individual tailor made orders.

SCHEDULES

SCHEDULE 23 (Contd.)

2. .TURNOVER AND STOCKS

(Value Rs. in Crores)

	Products	Unit	Turnover				Stock					
			2001-02		2000-01		As on 31.3.2002		As on 31.3.2001		As on 31.3.2000	
			Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value
1.	Viscose Staple Fibre (At Nagda,Mavoor, Harihar & Kharach)	Tonne	175902 5618*	1400.39	197825 6029*	1597.47	14333	78.97	19391	116.23	4398	23.41
2.	Rayon Grade Pulp (At Mavoor & Harihar)	Tonne	71397*		70148*		1015	1.57	1161	1.73	1580	2.37
3.	Rayon Grade Caustic Soda	Tonne	73306 55745*	109.03	60580 72870*	81.61	2551	2.63	1818	1.65	4015	3.92
4.	Stable Bleaching Powder	Tonne	17213 73*	14.74	17844 72*	17.32	417	0.25	180	0.14	568	0.37
5.	Man-Made Fibre Fabrics (At Gwalior & Bhiwani)	Mtr. (in 000's) Kg. (in 000's)	17213 325	196.90	17738 358	184.14	2558 25	30.98	3567 43	41.19	4489 53	42.48
6.	Man-Made Fibre Yarns — At Bhiwani & Malanpur	Kg. (in 000's)	7625 2073*	101.76	7641 3492*	113.27	854	11.87	1349	19.79	1453	18.67
7.	Industrial Machinery (At Nagda & Harihar)	Tonne		2.25 3.03#	—	0.72 1.32#		—		—		—
8.	Poly Aluminium Chloride	Tonne	20190 749*	11.86	20958 1017*	12.58	336	0.16	688	0.32	858	0.44
9.	Chlorosulphonic Acid	Tonne	11002	4.07	15066	8.27	180	0.06	76	0.04	88	0.03
10.	Cement (At Jawad, Raipur, Shambhupura & Malkhed)	Tonne	9556830 121101*	2176.45 2.42#	9139467 24141*	1989.26 1.83#	166484	25.74	138188	21.88	193550$	31.28$
11.	White Cement (At Khariakhangar)	Tonne	266105	191.87	251291	166.47	3681	1.59	1871	0.89	1568	0.60
12.	Sponge Iron	Tonne	562334	365.67	673852	448.13	7848	4.49	10615	5.97	20469	11.26
13.	Trading Activities :											
	Spices	Tonne	667	5.13	1786	25.61			409	3.40	174	3.41
	Sulphur	Tonne	268,692	37.12	425322	90.00			13998	2.29	6763	1.62
	Coal	Tonne	458,569	140.54	470769	77.73			39984	7.29	17999	2.34
	S. Kerosene oil	Tonne	33,495	39.21	72280	86.73			4680	4.44	25103	25.76
	Coffee, Rice, Oil, Sugar etc.			41.91		46.94		5.30		11.88		4.56
14.	Others @			225.45		234.52				0.27		1.72
				5064.35 5.45#		5180.77 3.15#						
				5069.80		5183.92		163.61		239.40		174.24

Notes:

1. * Inter-Divisional transfers
2. # Inter-Divisional transfers to Fixed Assets at Cost
3. @ Includes Service Income Rs.15.41 Crores (Previous Year Rs.27.36 Crores), Tax deducted at source Rs 0.31 Crore (Previous Year Rs.0.64 Crore).
4. $ Includes Stock of transferred business of Dharni Cement as on 1.11.2000 pursuant to the Scheme of arrangement & stock of trial run production

SCHEDULE 23 (Contd.)

3. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS (Value Rs. in Crores)

	Unit	2001-02		2000-01	
		Quantity	Value	Quantity	Value
a) Raw Materials Consumed:					
Pulp Wood	Tonne	217303	59.37	212659	50.81
Dissolving Pulp	Tonne	107737 71367*	314.62	153174 70146*	480.49
Caustic Soda	Tonne	47499 53430*	68.56	53969 70478*	60.55
Sulphur	Tonne	77824	19.00	93111	27.69
Salt	Tonne	204054	17.19	206813	17.69
Hydrated Lime	Tonne	13273	3.77	13638	3.82
Man-made Fibre Yarn	Kg.(in 000's)	2201 2022*	23.89	2666 2350*	31.18
Cotton Man-made Fibres	Kg.(in 000's)	5497 5617*	27.67	6722 6028*	38.50
Lime Stone	Tonne	12433301	97.10	12606300	94.07
Steel Plates, Sheets etc.	Tonne	587	1.51	500	1.34
Natural Gas	SMQ('000)	192547	58.29	216599	65.10
Naptha	Tonne	8185	8.97	7765	9.96
Iron Ore Pellets	Tonne	413229	83.62	589559	120.00
Iron Ore Lumps	Tonne	414357	58.23	402764	55.44
Others			154.36		180.41
			996.15		1237.05
* Consumption of own Production					
b) Purchase of Finished Goods:					
Fabrics	Mtr.(in 000's)	726	5.33	1054	9.16
Cement	Tonne	177809	35.22	9624	2.26
Spices	Tonne	258	1.97	2021	24.44
Sulphur	Tonne	254694	25.10	432557	79.37
Coal	Tonne	418585	101.37	492754	74.83
S. Kerosene oil	Tonne	28815	37.09	51857	55.98
Coffee, Rice, Oil, Sugar etc.	Tonne		39.63		51.21
			245.71		297.25
c) Imports at CIF Value :					
Raw Materials			210.25		374.26
Finished Goods			131.68		151.19
Spare Parts, Components & Coal			52.74		118.89
Capital Goods			5.93		3.72

SCHEDULE 23 (Contd.)

d) **Total Value of Raw Materials, Stores, Spare Parts and Components consumed:**

(Value Rs. in Crores)

	Raw Materials				Stores, Spare parts, Components etc.			
	2001-02		2000-01		2001-02		2000-01	
	Value	%	Value	%	Value	%	Value	%
Imported	283.23	28.43	401.72	32.47	38.64	13.62	35.51	12.22
Indigenous	712.92	71.57	835.33	67.53	245.13	86.38	255.13	87.78
	996.15	100.00	1237.05	100.00	283.77	100.00	290.64	100.00

4. **EXPENDITURE IN FOREIGN CURRENCY:**

	2001-02	2000-01
i) Technical know-how and Services	0.35	2.89
ii) Professional and Consultancy Fees	0.69	0.99
iii) Interest and Commitment Charges on Foreign Currency Loans/Debentures	2.38	11.48
iv) others	6.00	28.08

5. **EARNINGS IN FOREIGN EXCHANGE:**

	2001-02	2000-01
i) Export of Goods - On F.O.B basis	101.78	177.32
ii) Technical Know-how & Service charges	0.44	0.23
iii) Interest and Dividend	1.50	5.99
iv) Others	4.44	10.93

6. **DIVIDEND TO NON-RESIDENT SHAREHOLDERS:**

	For 2000-01			For 1999-00		
	No. of Shareholders	Shares held	* Gross Amount of Dividends (Rs.in lacs)	No. of Shareholders	Shares held	*Gross Amount of Dividends (Rs.in lacs)
Equity — Interim				6166	30758424	1845.50
— Final	6373	26619548	2130.00	6083	29737529	297.38
			2130.00			2142.88

* Includes Rs. 2126.35 Lacs (Previous Year, Interim Rs.1845.50 Lacs and Final Rs.297.38 Lacs) pertaining to Dividend Warrants of Non-Resident shareholders sent to their Bankers/Mandates in India.

Signatures to Schedules '1' to '23'

As per our separate report attached

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

ASHOK MALU
Secretary

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet abstract and General Business Profile

1 Registration Details

Registration No.	10-00410	State Code	10
Balance Sheet Date	31-03-02		

2 Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	Private Placement
NIL	NIL

3 Position of mobilisation and deployment of funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
54148675	54148675

Sources of Funds :

Paid up Capital	Reserves & Surplus
916895	32584275
Secured Loans	Unsecured Loans
15896646	4750859

Application of Funds :

Net Fixed Assets	Investments
32705471	14160430
Net Current Assets	Miscellaneous Expenditure
7282774	NIL
Accumulated Losses	
NIL	

4 Performance of the Company (Amount in Rs. Thousands)

Turnover	Total Expenditure
50697992	48563097
+ - Profit / (Loss) before Tax	+ - Profit / (Loss) after Tax
+3428493	+3029593
Earnings per Share (Rs.)	Dividend Rate (%)
33.04	90.00

5 Generic names of three principal products / services of the Company (As per monetary terms)

a) Item Code No.	550410-00
Product Description	STAPLE FIBRE
b) Item Code No.	252329-01
Product Description	GREY PORTLAND CEMENT
c) Item Code No.	720310-00
Product Description	SPONGE IRON

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

ASHOK MALU
Secretary

D.D.RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2002

Rs.in Crores

		Current Year		Previous Year	
A.	**Cashflow from Operating Activities**				
a.	Net profit before tax and exceptional item	494.83		420.81	
	Adjustment for :				
	Depreciation	251.70		251.90	
	Interest expenses	190.25		238.78	
	Interest Income	(55.29)		(46.50)	
	Dividend Income	(11.31)		(14.70)	
	Provision for Bad and Doubtful debts	1.20			
	Profit/Loss on sale of Fixed Assets	5.39		9.86	
	Profit on sale of Investments	(10.85)		(0.32)	
b.	Operating profit before working capital changes	865.92		859.83	
	Adjustments for :				
	Trade and other receivables	100.81		(44.13)	
	Inventories	177.02		(77.57)	
	Trade Payables	(84.56)		78.64	
c.	Cash generated from Operations	1,059.19		816.77	
	Direct Taxes Paid (Net)	55.41		(56.75)	
	Cash from operating activities before exceptional item	1,114.60		760.02	
d.	Exceptional items	(103.04)		(11.35)	
	Net Cash from operating activities		1,011.56		748.67
B.	**Cashflow from investing activities**				
	Purchase of fixed assets	(253.56)		(134.75)	
	Sale of fixed assets	7.86		15.30	
	Purchase of investments	(776.13)		(3.16)	
	Sale of Shares in Subsidiary	11.26			
	Sale of Investments	3.18		1.28	
	Investments/Advances in Joint Ventures, Subsidiaries & Others	0.03		27.39	
	Gain on sale of current investments	10.87		0.09	
	Interest received	57.40		50.46	
	Dividend received	11.31		14.70	
	Net Cash from / (used in) investing activities		(927.78)		(28.69)
C.	**Cashflow from financing activities**				
	Proceeds from borrowings	455.02		238.85	
	Repayments of borrowings	(273.58)		(573.20)	
	Interest paid	(195.79)		(206.72)	
	Dividends paid	(71.98)		(68.14)	
	Corporate dividend tax	(7.48)		(8.07)	
	Net Cash from / (used in) financing activities		(93.81)		(617.28)
D.	**Net increase/(Decrease) in Cash and Cash equivalent**		(10.03)		102.70
	Cash and Cash equivalent at beginning of the year		158.35		56.76
	Add: Cash of Dharani Cement Ltd. amalgamated w.e.f. 1-11-2000		—		0.08
	Less: Cash of Undertaking Transferred on 1-2-2001		—		1.19
	Cash and Cash equivalent at end of the year		148.32		158.35
	(Cash and cash equivalent represent Cash and Bank balances)				

Note :
1 Previous year figures have been regrouped/recast wherever necessary
2 Retirement of fixed assets of Mavoor units is a non-cash transaction. Loss on such retirement Rs. 19.01 Crs. has been dealt accordingly.

KUMAR MANGALAM BIRLA
Chairman

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

ASHOK MALU
Secretary

Auditor's Certificate

We have examined the above Cash Flow Statement of Grasim Industries Limited for the year ended 31st March, 2002. The Statement has been prepared by the Company in accordance with the requirements of listing agreement with Stock Exchanges and is based on and in agreement with the corresponding Profit and Loss Account and Balance Sheet of the Company covered by our report of 2nd May, 2002 to the Members of the Company.

For G.P.KAPADIA & CO.,
Chartered Accountants,
ATUL B.DESAI
Partner

For LODHA & CO.
Chartered Accountants,
NARENDRA LODHA
Partner

Mumbai,
Dated : 2nd May, 2002

Statement pursuant to Section 212 of the Companies Act, 1956 relating to Subsidiary Companies

	Name of the Subsidiary Company	Shree Digvijay Cement Company Limited	Sun God Trading And Investments Limited	Samruddhi Swastik Trading And Investments Limited
1	Financial year of the Subsidiary ended on	30.9.2001	31.03.2002	31.03.2002
2	Holding Company's Interest			
	i) Equity Shares of Rs.10 each			
	a) Number of Shares Fully paid	4652870	520	6500000
	b) Extent of holding	62.42%	100%	100%
	ii) 15% Redeemable Cumulative Preference Shares			
	a) Number of Shares (Face Value Rs.100 each) Partly Paid (Rs.25 per share paid up)	—	100	100
	b) Extent of holding	—	100%	100%
		Rs. in Lacs	Rs. in Lacs	Rs. in Lacs
3	Net aggregate amount of Profit/(Losses) of the Subsidiary, so far as they concern members of Grasim Industries Limited			
	i) For the Financial Year of Subsidiary			
	a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL
	b) Not dealt with in the accounts of the Holding Company	(1801.92)	(0.02)	22.06
	ii) For the previous Financial years of the Subsidiary since it became the holding Company's Subsidiary			
	a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL
	b) Not dealt with in the accounts of the Holding Company	(7848.28)	(0.14)	79.24
4	As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212(5) of the Companies Act, 1956, is not applicable.	*	N.A.	N.A.
*	Changes in the interest of the Holding Company between the end of the subsidiary's financial year and 31st March, 2002 :			
	Number of shares acquired	NIL		
	Material changes between the end of the subsidiary's financial year and 31st March, 2002			
	a) Fixed assets (net additions)	NIL		
	b) Investments (Net)	NIL		
	c) Moneys lent by the subsidiary	NIL		
	d) Moneys borrowed by the subsidiary company other than for meeting current liabilities	NIL		

As per our separate report attached

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

ASHOK MALU
Secretary

D.D.RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF THE AUDITORS TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

1. We have audited the attached Consolidated Balance Sheet of Grasim Industries Limited and its subsidiary companies as at March 31, 2002 and also the related Profit & Loss Account and the Cash Flow Statement for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the subsidiary companies Sun God Trading and Investments Limited and Samruddhi Swastik Trading and Investments Limited for the year ended March 31, 2002 (except of Shree Digvijay Cement Company Limited whose Financial Statements were audited by M/s Lodha & Co.). These Statements were audited by their auditors whose reports has been furnished to us, and our opinion, so far as it relates to this Company is based solely on the report of the their auditors.

2. We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting, the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle used and significant estimate made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

3. We report that the consolidated financial statement have been prepared by the Company in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements' issued by the Institute of Chartered Accountants of India, on the basis of individual financial statements of Grasim Industries Limited and its subsidiary companies included in the aforesaid Consolidation.

4. In our opinion, based on our audit and the reports of other auditors, the Consolidated Financial Statements referred to above give a true and fair view of the financial position of Grasim Industries Limited and its subsidiary companies as at March 31, 2002 and of the results of their operations and their cash flows for the year ended in conformity with generally accepted accounting principles in India.

For LODHA & CO.,
Chartered Accountants

NARENDRA LODHA
Partner

For G.P.KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Place : Mumbai
Dated: 2nd May, 2002

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedules	Rs.in Crores
SOURCES OF FUNDS		
Shareholders'Funds		
Share Capital	1 A	91.67
Share Capital Suspense	1 B	0.02
Reserves and Surplus	2	2518.49
		2610.18
Deferred Tax Balance	25	640.86
Loan Funds		
Secured Loans	3	1616.65
Unsecured Loans	4	506.01
Documentary Bills Discounted with Banks	5	105.15
		2227.81
TOTAL		5478.85
APPLICATION OF FUNDS		
Fixed Assets		
Gross Block	6	5451.86
Less: Depreciation		2191.98
Net Block		3259.88
Capital Work-in-Progress		103.83
		3363.71
Fixed Assets held for disposal		26.48
Investments	7	1353.21
Goodwill	23	87.08
Current Assets, Loans and Advances		
Interest accrued on Investments		0.01
Inventories	8	577.72
Sundry Debtors	9	516.27
Cash and Bank Balances	10	153.94
Loans and Advances	11	319.34
		1567.28
Less:		
Current Liabilities and Provisions		
Liabilities	12	834.29
Provisions	13	104.54
		938.83
Net Current Assets		628.45
Deffered Tax Assets	25	19.92
TOTAL		5478.85
Accounting Policies and Notes on Accounts	26	

As per our separate report attached

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

ASHOK MALU
Secretary

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

	Schedules	Rs.in Crores
INCOME		
Sales		5249.10
Interest and Dividend Income	14	62.49
Other Income	15	65.93
Increase / (Decrease) in Stocks	16	(95.81)
		5281.71
EXPENDITURE		
Raw Materials Consumed	17	1026.68
Manufacturing Expenses	18	1122.13
Purchases of Finished and Other Products		246.68
Payments to and Provisions for Employees	19	341.59
Selling, Distribution, Administration and Other Expenses	20	872.64
Excise Duty		723.49
Interest	21	217.48
Depreciation [Note A of Schedule 6]		260.34
		4811.03
Profit before Tax & Exceptional Items		470.68
Retrenchment Compensation		(55.33)
Write-down of Assets on Retirement from Active Use		(19.01)
Loss on Sale of Shares in a Subsidiary		(18.11)
Loss on Sale of a Textile Unit		(15.00)
Loss on Sale of Assets of a Textile Unit		(16.93)
Employee Separation Compensation		(27.60)
Profit before Tax		318.70
Provision forCurrent Tax		(56.52)
Deferred Tax		(42.85)
Tax Provision of earlier years written back		68.13
Profit after Tax		287.46
Investment Allowance Reserve Written Back		0.15
Deferred Tax Credit for earlier years on initial adoption		11.16
Balance brought forward from Previous Year		1356.61
Profit available for Appropriation		1655.38
Appropriations		
Transferred to Deffered Tax Balance		0.25
Debenture Redemption Reserve		48.23
Proposed Dividend (Subject to Tax)		82.50
General Reserve		700.00
Balance carried to Balance Sheet		824.40
		1655.38
Basic and diluted earnings per share (in Rs.)		31.35
Accounting Policies and Notes on Accounts	26	

As per our separate report attached

For LODHA & Co.,
Chartered Accountants

For G. P. KAPADIA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

ATUL B. DESAI
Partner

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

ASHOK MALU
Secretary

Rs.in Crores

SCHEDULE 1

A. SHARE CAPITAL

Authorised

95000000	Equity Shares of Rs.10 each	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each	
150000	15 % "A" Series	1.50
100000	8.57 % "B" Series	1.00
300000	9.30 % "C" Series	3.00
		100.50

Issued, Subscribed and Paid up

91669685	Equity Shares of Rs.10 each fully paid	91.67

Of the above, 29532500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19355679 Equity Shares of Rs.10 each issued as fully paid up for acquiring the cement business pursuant to Scheme of Arrangement without payment being received in cash.

B. SHARE CAPITAL SUSPENSE

19800	Equity Shares of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Indian Rayon and Industries Limited under Scheme of Arrangement without payment being received in cash.	0.02

SCHEDULE 2

RESERVES AND SURPLUS

Rs in Crores

		Balance as at 31st March, 2001	Addition during the year	Deduction/ Adjust-ments during the year	Balance as at 31st March, 2002
1.	Capital Reserve				
	— On Revaluation of Fixed Assets	17.95		10.63*	7.32
	— Capital Subsidy	1.78	0.02		1.80
2.	Amalgmation Reserve	1.38	—		1.38
3.	Preference Share Capital Redemption Reserve	1.83			1.83
4.	Debenure Redemption Reserve	360.28	48.23		408.51
5.	Share Premium Account	823.52			823.52
6.	General Reserve	330.00	700.00	589.00	441.00
7.	Investment Allowance Reserve	8.88		0.15	8.73
8.	Surplus as per Profit and Loss Account	1356.61		532.21	824.40
		2902.23	748.25	1131.99	2518.49

* Deduction/adjustment on account of :

a)	assets sold/discarded	Rs.9.40 Crores
b)	Depreciation provided on revalued block	Rs.1.23 Crores
		Rs.10.63 Crores

SCHEDULE 3

SECURED LOANS

	Rs. in Crores
Non-Convertible Debentures	1303.53
Interest accrued and due on above	0.77
Other Loans:	
Term Loans from Financial Institutions:	
Rupee Loans	
Secured by first pari passu charge on assets of Caustic Soda Plant at Nagda and Cement Plant at Raipur	95.19
Secured by first pari passu charge on fixed assets of SDCC Limited	80.00
Deferred Sales-tax Loan secured by first available charge on assets of Cement Units I & II at Jawad [subject to charge referred in Note 1 (c) & (f)]	30.79
Dharani Cement at Reddipalayam	0.55
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company.	105.82
Total	1616.65

Notes:

1) Non-Convertible Debentures are secured by first legal/equitable mortgage on immovable assets,hypothecation of movable assets and floating charge on other assets, both present and future, of thespecified divisions, ranking pari passu with the charges created in favour of Financial Institutions for their term loans. This charge is subject to hypothecation/charge in favour of Banks on stocks and bookdebts for working capital borrowings (except XXII, XXIII, XXVI, XXVII, XVIII, XXIX and XXX Series debentures which do not have any charge on current assets)

a) 11% - XIII Series Non-convertible Debentures (redeemable in three equal annual instalments commenced from 11.7.2000) are secured on assets of Caustic Soda plant at Nagda and CementPlant at Raipur.	15.00
b) 11% - XVI Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 3.12.2000) are secured on assets of 40MW Power Plant at Nagda.	16.67
c) 11% - XVII Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 1.1.2002) are secured on assets of Cement Units - I, II and III at Jawad.	56.67
d) i) 14.75% - XVIII Series Non-Convertible Debentures (redeemable at par on 5.6.2002);	50.00
and	
ii) 14.50% - XIX Series Non-Convertible Debentures (redeemable at par on 16.7.2002) are secured on assets of Staple Fibre Division (excluding 40 MW Power Plant) at Nagda)	50.00
e) 12.25% - XX Series Non-Convertible Debentures (redeemable at par in three annual instalments of 35%, 35% and 30% respectively of the face value of the debentures, commencing from 10.12.2002) are secured onassets of Staple Fibre Division at Kharach.	200.00
f) 13.50% - XXI Series Non-Convertible Debentures (redeemable at par on 15.7.2003) are secured on assets of Cement Plants at Jawad and Shambhupura	150.00

SCHEDULE 3 (Contd.)

			Rs. in Crores
g)	i)	13.25% - XXII Series Non-convertible Debentures (redeemable at par in three equal annual instalments commencing from 31.3.2005); and	80.00
	ii)	12.6% - XXIII Series Non-convertible Debentures (redeemable at par in three annual instalmentsof 33%, 33% and 34% respectively of the face value of the debentures, commencing from 17.8.2005) are secured on a plot of land situate in Maharashtra and on the assets of Cement Division-South at Reddipalayam.	130.00
h)	i)	11% - XXIV Series Non-convertible Debentures (redeemable at par in three equal annual instalments commenced from 31.7.2000); and	40.19
	ii)	11% - XXV Series Non-convertible Debentures (redeemable at par in three equal annual instalments commenced from 29.11.2000) are secured on assets of Birla Super Cement division at Hotgi, Rajashree Cement Division at Malkhed and Birla White Cement Division at Kharia Khangar.	10.00
i)	i)	10.75% - XXVI Series Non-convertible Debentures (redeemable at par on 07.06.2005);	120.00
	ii)	11.25% - XXVII Series Non-convertible Debentures (redeemable at par on 15.12.2007 with put and call option at the end of 3rd & 5th year from the date of allotment i.e. 15.12.2000);	60.00
	iii)	10.10% - XXVIII Series Non convertible debentures (redeemable at par on 01.06.2006); and	75.00
	iv)	9.7% - XXIX Series Non Convertible Debentures (redeemeble at par on 03.07.2008 with put and call option at the end of 5th year from the date of allotment i.e 03.07.2001) are secured on assets of Sponge Iron Division at Salav.	50.00
j)		8.85% - XXX series Non Convertible Debentures (redeemable at par on 04.12.2008 with put and call option at the end of 5th year from the date of allotment i.e 04.12.2001) are secured on plot of land situate in Maharashtra and on the assets of Caustic Soda plant at Nagda and Cement plant at Raipur.	150.00
k)		Series 2002-B Short term Mibor Linked Debentures (Redeemed on 02.04.2002)	10.00
l)	i)	12.25% Non Convertible Debentures privately placed with a Bank are redeemable on expiry of 12 months from the date of subscription i.e 19.09.1999 are secured by a residual charge on fixed assets of Shree Digvijay Cement Company Ltd..	5.00
	ii)	12.25% Non Convertible Debentures privately placed with a Bank (redeemable in four equal instalments commencing from 01.07.2002 pending execution of documents for revised terms) are secured by first mortgage on fixed assets of Shree Digvijay Cement Company Ltd. and shall rank pari passu with other charges.	20.00
	iii)	12.25% Non Convertible Debentures privately placed with a Bank (redeemable in seven half yearly instalments during the period 1st July 2002 to 1st July 2005) are secured by first mortgage on fixed assets of Shree Digvijay Cement Company Ltd. and shall rank pari passu with other charges.	15.00
			1,303.53

2) In the case of Term Loans which carry pari passu charge on the movable assets, such charge on movable assets is subject to prior charge of Banks on stocks and book debts for the working capital borrowings.

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 4	Rs. in Crores
UNSECURED LOANS	
Fixed Deposits	1.16
Short Term Loans and Advances:	
From Banks:	
Commercial Paper (Maximum Balance Rs.270 Crores)	95.00
Buyers' Import Credit	18.50
Cash Credit Account with Overseas Banks	5.63
	119.13
Other Loans and Advances:	
From Banks:	26.77
From Others:	
Deferred Sales tax Loan	328.03
Other Loans (including interest accrued & due Rs. 0.92 Crs.)	30.92
	358.95
	385.72
	506.01

SCHEDULE 5

DOCUMENTARY BILLS DISCOUNTED WITH BANKS

Against Demand/ Usance Bills under Letter of Credit (Secured)	104.55
Against Usance Bills (Unsecured)	0.60
	105.15

SCHEDULE 6

FIXED ASSETS

Rs. in Crores

S. No.	PARTICULARS	GROSS BLOCK				DEPRECIATION				NET BLOCK
		As at 31.3.01	Additions and/or transfers	Deductions and/or transfers	As at 31.3.02	Upto 31.3.01	Deductions and/or transfers	For the Year	Upto 31.3.02	As at 31.3.02
1.	FREEHOLD LAND	54.30	12.07	2.12	64.25	—			—	64.25
2.	LEASEHOLD LAND	51.82	1.08	0.01	52.89	2.17		0.70	2.87	50.02
3.	BUILDINGS	454.24	23.64	20.62	457.26	77.42	9.91	10.97	78.48	378.78
4.	WORKERS' QUARTERS UNDER GOVERNMENT SUBSIDISED SCHEMES	2.15		1.60	0.55	1.16	0.70	0.01	0.47	0.08
5.	RAILWAY SIDINGS	102.70	0.41	0.19	102.92	19.79	0.06	4.94	24.67	78.25
6.	PLANT & MACHINERY	4457.78	223.60	188.88	4492.50	1871.32	130.33	224.94	1965.93	2526.57
7.	SHIPS	108.23		—	108.23	26.86	—	5.30	32.16	76.07
8.	FURNITURE, FITTINGS & OFFICE EQUIPMENTS	148.53	14.09	16.33	146.29	74.10	10.57	12.09	75.62	70.67
9.	LIVESTOCK	0.01			0.01	—			—	0.01
10.	VEHICLES ETC.	27.59	3.46	4.09	26.96	11.33	2.26	2.71	11.78	15.18
		5407.35	278.35	233.84	5451.86	2084.15	153.83	261.66	2191.98	3259.88
	CAPITAL WORK-IN-PROGRESS									103.83
	(including Advances & Pre-operative Expenses)									3363.71

SCHEDULE 6 (Contd.)

Rs. in Crores

Notes:

A. Depreciation for the year

Total Depreciation		261.66
Less:		
Additional depreciation on revalued assets withdrawn from capital reserve	1.23	
Depreciation included under other heads of expenses	0.04	
Transferred to Pre-operative expenses	0.05	
		1.32
		260.34

B. 1. Freehold/Leasehold Land includes -

a) Value of Shares of Rs.3750 issued by the Co-Operative Housing Society under its Bye-laws, in the name of Company's nominees.

b) Execution of documents in respect of Land at Malkhed, Shambhupura Veraval and Cochin amounting to Rs.0.06 Crore, Rs.0.12 Crores, Rs.2.78 Crores and Rs. 1.92 Crores, respectively, is still pending.

c) Rs.0.88 Crores jointly owned with other corporates.

2. The title deeds of some of the immovable properties transferred pursuant to the Scheme of Arrangement are yet to be transferred in the name of company.

3. Buildings and Workers' Quarters include -

a) Those mortgaged with State Governments against subsidies received.

b) Cost of Ownership Flat/Office Premises Rs.1.53 Crores (including Electrical Installations) held singly and jointly in Formed/ Proposed Co- operative Housing Societies including value of Shares of Rs.500 issued by the Societies under their Bye-laws.

c) Cost of Land and Buildings (including Electrical Installations) amounting to Rs.0.12 Crore held on Co-ownership with Other Companies.

d) Buildings of Rs.0.61 Crores , yet to be registered in the name of the Company.

e) Building include Rs.15.13 crores towards shares and debentures for right of exclusive use, possession and occupation of office space.

4. Railway siding amounting to Rs.14.98 Crores is held on Co-ownership with other Company for which documents are being executed.

5. Fixed Assets include assets of Rs.7.01 Crores not owned by the Company.

6. Plant and Machinery include assets given on operating lease amounting to Rs.25.53 crores.

7. Capital work in progress include advance against Capital Orders, Technical know-how and Supervision fees,Machinery under installation/ in transit; construction materials purchases and other assets under erection; and pre-operative expenses.

8. Leasehold Land include mining rights.

C. Pre-operative Expenses pending Allocation /Appropriation :

1.	Power & Fuel	0.96
2.	Repairs to Other Assets	0.02
3.	Salaries, Wages, Bonus, Gratuity, etc.	0.82
4.	Contribution to Providend & Other Funds	0.14
5.	Employee's Welfare Expenses	0.07
6.	Insurance	0.15
7.	Rent and Hire Charges	0.03
8.	Rates & Taxes	0.02
9.	Stationery, Printing, Postage and Telephone Expenses	0.04
10.	Travelling & Conveyance	0.45
11.	Legal and Professional Charges	8.07
12.	Debenture Issue Expenses	—
13.	Miscellaneous Expenses	1.78

SCHEDULE 6 (Contd.)

		Rs. in Crores
14. Interest -		
— On Loans and Debentures	4.83	
Less :		
— Interest Received (Tax deducted at source Rs.0.40 Crore)	1.95	
		2.88
15. Depreciation		0.05
		15.48
Less :		
Miscellaneous Receipts		0.04
		15.44
Add: Pre-operative Expenditure incurred upto Previous Year		2.17
Total Pre-operative Expenditure		17.61
Less: Allocated/transferred to Fixed Assets/Capital Work-in-progress		7.34
Balance transferred to Capital Work-in-progress		10.27

SCHEDULE 7

INVESTMENTS - Long Term

1. Government and Trust Securities		
i) Government Securities		
Unquoted -		
Securities deposited with Government Departments		0.03
ii) Trust securities - In Units		
Quoted		
508685	Units of Rs.10 each in Units (1964 Scheme) of Unit Trust of India	0.77
2. Shares, Bonds and Debentures		
A TRADE INVESTMENTS		
Equity Shares - Fully paid		
a) Quoted - Rs.10 each		
2964111	Indian Rayon and Industries Limited	38.10
996000	TANFAC Industries Limited	1.00
27641445	Indo Gulf Corporation Limited	61.18
150379023	Mangalore Refinery & Petrochemicals Ltd.	238.70
		338.98
b) Unquoted —		
1398857	Thai Rayon Public Company Limited, Thailand of Thai Baht 10 each.	1.07
5000	P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62625(US $100) each.	0.40
15000	A.V Cell Inc., Canada Class 'A' Share of total value of Canadian Dollar 2.5 Million	6.88
149250	Alexandria Carbon Black Co., S.A.E. of L.E. 100 each	14.99
157013894	Birla AT & T Communications Limited Pledged with TorontoDominion Bank (South East Asia) Limited and Bank of America	157.01
		180.35
		519.33

SCHEDULE 7 (Contd.)

		Rs. in Crores
B OTHER INVESTMENTS		
a) Quoted - Fully Paid :		
i) Equity Shares of Rs. 10 each.		
15	Mysore Cement Limited (Rs.117)	
2117170	Century Enka Limited	1.35
400000	Mangalam Cement Limited	1.15
1001440	Industrial Development Bank of India	8.02
25000000	Larsen & Toubro Ltd.	776.13
ii) Optionally Convertible Cumulative Preference Shares of Rs.10 each		
400000	Mangalam Cement Limited	0.40
		787.05
b) Unquoted - Fully Paid:		
i) Equity Shares		
422496	Indophil Textile Mills Inc.,Philippines of peso 10 each	0.04
825000	Thai Carbon Black Public Company Limited, Thailand of Thai Baht 10 each	2.18
2500	Birla International Ltd. - Isle of Man of CHF 100 each	0.53
1300	Gwalior Rayon Consumers Co-operative Stores Limited of Rs.100 each	—
468	Industry House Limited of Rs. 100 each (Rs.31200)	
500	Super Bazar Co-operative Society Limited of Rs.10 each (Rs.5000)	
ii) Unquoted - Fully Paid - Equity Shares of Rs.10 each		
12000	Birla Consultants Limited	0.01
100	Eastern Spg.Mills & Industries Limited	—
1982125	Gwalior Properties and Estates Pvt. Limited	6.41
1982125	Seshasayee Properties Pvt. Limited	6.41
1909550	Turquoise Investments and Finance Pvt. Limited	15.21
1911500	Trapti Trading & Investments Pvt. Limited	15.22
9000	Birla Technologies Limited	0.02
		46.03
		833.08
		1353.21

Aggregate Book Value of :	
a) Quoted Investments	1126.03
b) Unquoted Investments	227.18
	1353.21
Aggregate Market Value of Quoted Investments	708.96

Notes:

1. The Company has earmarked 500000 units of the Unit Trust of India (UTI) 1964 Scheme of Rs. 10 each Cost being Rs. 0.76 Crores (Market Price Rs. 0.32 crores) in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975.
2. 7841445 Equity Shares of Indo Gulf Corporation Ltd. And 95379023 Equity Shares of Mangalore Refinery And Petrochemicals Limited are not transferrable for a period of 5 years from 7th January, 1998 and 26th December, 1998 respectively.

SCHEDULE 7 (Contd.)

Rs. in Crores

3. During the year the Company has purchased and sold units of Mutual Funds as under:

Name of Mutual Fund	No. of Units	Face Value
Birla Cash Plus Growth Fund	199470011	10
Birla Income Plus - Growth Mutual Fund	14077747	10
Alliance Cash Manager	997427	1000
Alliance Term Plan	70000	1000
Grindlays Super Saver Income Fund	9502207	10
Grindlays Super Saver Income Fund - I.P.	8650836	10
Grindlays Cash Fund	20036738	10
HDFC Liquid Fund	176863358	10
HDFC Fixed Investment Plan	45000000	10
HDFC Income Fund	4286694	10
Prudential ICICI Liquid Plan	190234178	10
Prudential ICICI Fixed Maturity Plan	37944486	10
Prudential ICICI Income Fund	6695772	10
Prudential ICICI Short Term Plan	18760815	10
Templeton India Liquid Fund	14844528	10
Birla Fixed Maturity Plan	31000000	10

4. During the year the Company has purchased and sold units of following Bonds :

10.25% ICICI 2006	1500	100000
10.25% IDBI Omni Bonds (series 2001/A)	1000	100000
9% NTPC 2002 (Tax free Bonds)	10000	1000

5. Pursuant to undertaking given to some financial institutions and others, the company can not dispose of shareholding without their prior approval (till such time the loans given to these companies by these institutions are repaid in full.) in following companies:

   (a) Indo Gulf Corporation Ltd. (b) Mangalam Cements Ltd. (c) Century Enka Limited and (d) Mangalore Refinery and Petrochemicals Ltd.

SCHEDULE 8

INVENTORIES

(As valued and certified by the Executives of the respective Divisions)
At lower of cost and net realisable value unless otherwise stated

Stores and Spare parts, Packing Materials and Fuels	209.65
Raw Materials	149.36
Finished Goods	167.16
By Products	1.98
Process Stock	47.71
Waste/Scrap (at net realisable value) @	1.86
	577.72

@ Include Rs.0.04 Crores generated in trial run.

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 9 — Rs. in Crores

SUNDRY DEBTORS

Exceeding six months :	
Good and Secured	0.53
Good and Unsecured	60.53
Doubtful and Unsecured	6.63
	67.69
Less: Provision for Doubtful Debts	6.63
	61.06
Others	
Good and Secured	142.78
Good and Unsecured	312.43
	455.21
	516.27

SCHEDULE 10

CASH AND BANK BALANCES

Cash balance on hand	4.77
Bank Balances:	
With Scheduled Banks:	
Current Accounts (including cheques under collection and staff security deposit Rs.960)	144.73
Saving Accounts (Earmarked for Employees Security Deposits and others)	(33265)
Deposit Accounts (Note 1)	4.41
	149.14
With Others (Note 2)	(48617)
	149.14
In Post Office Savings & Deposit Accounts	(2336)
In Government Treasury Saving Account	0.03
	153.94

Notes :

1. Deposits include (a) Rs.0.19 Crore lodged as security with Government Department (b) Rs.0.17 Crore earmarked for Employees' Security Deposit and (c) Rs.0.12 Crore as Interest accrued.
2. Balances with Others represents : Rs. in Crores

Name of the Bank Nature of Account	Bank Balance As at 31.3.02	Maximum Outstanding Current Year
Current Account with :		
Mashreq Bank, Dubai	(48617)	0.49
Standard Chartered Bank, Dubai		0.01

SCHEDULE 11

LOANS AND ADVANCES (Considered Good) — Rs. in Crores

Secured Loan	0.09
Unsecured-	
Deposits with Bodies Corporate	31.92
Deposits and Balances with Government and other Authorities (including accrued interest)	52.95
Other Deposits	24.96
Advances recoverable in cash or in kind or for value to be received (Due from Officers of the Company Rs.0.11 Crore, Maximum outstanding during the Year Rs.0.14 Crore)	148.20
Advance Income tax (Net of Provision)	61.22
	319.25
	319.34

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 12

Rs. in Crores

CURRENT LIABILITIES

Sundry Creditors :	
a) Small scale industrial undertakings * (To the extent identified with available information)	0.51
b) Others	563.12
	563.63
Security and Other Deposits	86.53
Unclaimed Dividends	4.35
Other Liabilities	87.87
Interest accrued but not due on debentures/loans	91.91
	834.29

* Names of small scale industrial undertakings to whom an amount of Rs. 1.00 lac or more was outstanding for more than 30days are as under:
Fine polycolloids P. Ltd.
Sankalp Chemical, Mumbai
VRW Refractories
Bright Star Industries

SCHEDULE 13

PROVISIONS

Retirement Benefits	22.04
Interim & Proposed Final Dividends	82.50
	104.54

SCHEDULE 14

INTEREST AND DIVIDEND INCOME

i) On Long Term Investments	
Interest (Gross) on :	
a) Government and other Securities	0.25
b) Other Investments (Tax deducted at source Rs.0.06 Crores)	0.38
Dividend (Gross) from :	
a) Trade Investments	8.99
b) Other Investments (Tax deducted at source Nil)	2.32
ii) Others : Interest (Gross) on:	
Bank and Other Accounts (Tax deducted at source Rs.5.07 Crores)	50.55
	62.49

SCHEDULE 15

OTHER INCOME

Export Incentives	8.78
Rent Received (Tax deducted at source Rs.0.11 Crore)	1.82
Lease Rent	4.03
Processing Charges (Tax deducted at source Rs.0.01 Crore)	0.32
Insurance Claims	5.36
Profit on Sale of Long Term Investments (Net)	—
Profit on Sale of Current Investments (Net)	10.87
Excess/Short Provisions (Net)	19.96
Prior period Adjustments (Net)	0.30
Commission Income	0.33
Miscellaneous Receipts	14.16
	65.93

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 16

INCREASE / (DECREASE) IN STOCKS	Rs. in Crores
Closing Stock	
Finished Goods	167.16
By-Products	1.98
Process Stock	47.71
Waste/Scrap	1.82
	218.67
Opening Stock	
Finished Goods	242.24
By-Products	7.08
Process Stock	64.02
Waste/Scrap	1.14
	314.48
Increase/ (Decrease) in Stocks	(95.81)

SCHEDULE 17

RAW MATERIALS CONSUMED

Opening Stock	206.26
Add:	
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	974.02
	1180.28
Less:	
Sales	4.24
Closing Stock	149.36
	153.60
	1026.68

SCHEDULE 18

MANUFACTURING EXPENSES

Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses - Less sales Rs.0.24 Crore	269.73
Power & Fuel	765.83
Processing Charges	20.68
Repairs to Buildings	18.89
Repairs to Machinery (excluding Spare Parts and Components)	36.43
Repairs to Other Assets	10.57
	1122.13

SCHEDULE 19

PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

Salaries, Wages & Bonus, etc.	272.09
Contribution to Provident and Other Funds	26.62
Welfare Expenses	42.88
	341.59

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 20

Rs. in Crores

SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

Commission to Selling Agents	29.49
Brokerage and Discount	10.61
Freight, handling and other expenses	546.61
Advertisements	69.59
Insurance	20.24
Rent (including Lease Rent)	13.21
Rates and Taxes	11.93
Stationery, Printing, Postage and Telephone Expenses	19.94
Travelling and Conveyance	28.14
Legal and Professional charges	16.37
Bad debts written off	26.53
Provision for Bad & Doubtful Debts	2.74
Research contribution (including Expenses)	1.17
Donations	1.65
Directors' Commission	1.00
Directors' Fee	0.05
Exchange Rate difference (Net)	3.35
Loss on Sale and/or discard of Fixed Assets (Net)	5.39
Loss on Sale of Long Term Investments (Net)	0.02
Miscellaneous Expenses	64.61
	872.64

SCHEDULE 21

INTEREST

On Fixed Loans and Debentures	173.06
On Other Accounts	44.42
	217.48

SCHEDULE 22

Segment Reporting

a. **Primary Segment Reporting (by business segment)**

1 Segment have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	—	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	—	Caustic Soda & Allied Chemicals
Cement	—	Grey & White Cement
Sponge Iron	—	Sponge Iron
Textiles	—	Fabrics & Yarn

2 Inter-segment transfers of independent marketable products are at market rates

3 **Information about Business Segments (For the year 2001-2002):**

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A		REVENUE								
	1a	Gross Sales (External)	1489.81	173.63	2632.40	383.01	300.22	270.03		5249.10
	1b	Gross Sales (Inter-segment)	52.67	80.09	1.01	0.16	0.47		(134.40)	0.00
		Total Gross Sales	1542.48	253.72	2633.41	383.17	300.69	270.03	(134.40)	5249.10
	2a	Other Income	6.79	2.51	26.73	10.82	12.78	5.80	(0.19)	65.24
	2b	Unallocated Corporate Other Income								63.18
		Total Other Income	6.79	2.51	26.73	10.82	12.78	5.80	(0.19)	128.42
	3	**Total Revenue**	**1549.27**	**256.23**	**2660.14**	**393.99**	**313.47**	**275.83**	**(134.59)**	**5377.52**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE 22 (Contd.)

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
B	RESULTS								
1	**Segment Result (PBIT)**	305.89	11.42	345.82	11.86	(37.71)	0.53	(0.19)	637.62
2	Unallocated Corporate Income / (Expenses)								50.54
3	Interest Expense								(217.48)
4	**Profit from ordinary activities**								**470.68**
5	Exceptional Items:								
	— Loss on Sale of Shares in Subsidiary								(18.11)
	— Loss on Sale of Undertaking					(31.93)			(31.93)
	— Write-down of fixed assets on retirement from active use	(19.01)							(19.01)
	— Retrenchment Compensation	(55.33)							(55.33)
	— Employee Separation Compensation	(9.10)	(1.63)	(13.49)		(3.38)			(27.60)
6	**Profit Before Tax**								318.70
7	Provision for Current Tax								(56.52)
8	Deferred Tax								(42.85)
9	Tax Provision of earlier year written back								68.13
10	**Profit after Tax**								**287.46**
C	OTHER INFORMATION								
1	**Segment Assets**	999.05	253.52	2584.85	590.57	209.64	76.26	(0.19)	4713.70
2	Unallocated Corporate Assets								1684.06
3	**Total Assets**								**6397.76**
4	**Segment Liabilities**	119.81	26.01	459.27	20.19	76.51	33.64		735.43
5	Unallocated Corporate Liabilities								2431.21
6	**Total Liabilities**								**3166.64**
7	**Capital Expenditure**	31.00	4.51	234.12	1.36	8.41	1.92		281.32
8	Depreciation	48.21	16.26	138.60	38.71	17.15	0.47		259.40
9	Non Cash Expenses other than Depreciation	19.01							19.01

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

SCHEDULE 23

Rs. in Crores

GOODWILL

Goodwill has been derived in accordance with AS-21 for which calculations are as under:

Carrying Cost of Investment for Subsidiaries	62.87
Less : Grasim's Share in Net Worth of Subsidiaries on acquisition	(24.21)
Goodwill	87.08

SCHEDULE 24

CONTINGENT LIABILITIES

Contingent Liabilities not provided for in respect of :

1)	a)	Claims not acknowledged as debts (Net of tax Rs. 80.61 Crores)	129.29
	b)	Uncalled liability on partly paid shares (Rs.15000)	
	c)	Custom duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of tax Rs. 2.94 Crores)	7.11
	d)	Custom duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs. 5.68 Crores is furnished.	10.81
2)		The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in packaging Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute Bags in respect of earlier years.	
3)		Estimated amount of Contracts remaining to be executed on capital account and not provided (Advance paid Rs. 30.65 Crores.).	182.54

SCHEDULE 25

DEFERRED TAX ASSETS AND LIABILITIES

Rs. in Crores

Deferred Tax Assets and Liabilitties are as under:

Deferred Tax Assets:	Grasim	Samruddhi	SDCC	Consolidated
Accrued Expenses deductible on payment basis	26.33		21.39	47.72
Unabsorbed Depreciation			5.41	5.41
Carried Forward Losses			5.06	5.06
Expenses allowable in installments in Income Tax	13.52			13.52
Others	3.66		1.96	5.62
	43.52	—	33.82	77.34
Deferred Tax Liabilty :				
Accumulated Depreciation	684.02	0.36	13.90	698.28
Net Deferred Tax Balance	640.50	0.36	(19.92)	620.94

SCHEDULE 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Principles of Consolidation:

(a) The Consolidated Financial Statements (CFS) comprise the financial statements of Grasim Industries Limited and its following subsidiaries as on 31.03.2002:

Name of the Company	Country of Incorporation	% Shareholding & Voting Power
Shree Digvijay Cement Company Limited	India	62.42%
Samruddhi Swastik Trading and Investment Limited	India	100.00%
Sun God Trading and Investment Limited	India	100.00%

The Financial Statements of Birla Technologies Ltd (BTL), erstwhile subsidiary of the Company, are excluded in consolidation, [the entire share holding in said company was sold on 31st January 2002]. The Company's control over BTL was temporary and the investment was held for disposal.

(b) The consolidated financial statements have been prepared using uniform accounting policies, in accordance with the generally accepted accounting policies.

(c) The effects of intra group transactions are eliminated in consolidation.

(d) As this is the first year of reporting consolidated financial statement, figures for the previous year are not given.

2. The reporting financial year for Shree Digvijay Cement Co Ltd is for 12 months ending 30th September. However, the financial statements for the year ended 31st March 2002 are made, audited and considered for consolidation.

3. Demand raised by Gujarat Electricity Board (GEB) contested by Shree Digvijay Cement Company Limited in Gujarat High Court Rs. 715.20 Lacs including delayed payment charges. Sum of Rs. 715.20 Lacs has been deposited with GEB under protest.

4. The Company has an investment of Rs.238.70 crores in share capital of Manglore Refinery & Petrochemicals Limited (MRPL).In view of the long term strategic investment of the Company, in the opinion of the management, no provision is required to be made for diminution in the value of this investment as the same is of temporary nature.

5. Accounting Policies and Notes on Accounts of the financial statement of the Company and all the subsidiaries are set out in their respective financial statement.

As per our separate report attached

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

ASHOK MALU
Secretary

Mumbai
Dated: 2nd May, 2002

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2002

	Rs.in Crores Current Year
A. Cashflow from Operating Activities	
a. Net profit before tax and exceptional item	470.68
Adjustment for :	
Depreciation	260.34
Interest expenses	217.48
Interest Income	(51.18)
Dividend Income	(11.31)
Provision for doubtful debts and advances	2.75
Profit/Loss on sale of Fixed Assets	5.39
Profit on sale of Investments	(10.85)
b. Operating profit before working capital changes	883.30
Adjustments for :	
Trade and other receivables	100.81
Inventories	178.57
Trade Payables	(82.31)
c. Cash generated from Operations	1,080.37
Direct Taxes Paid (Net)	55.27
Cash from operating activities before exceptional item	1,135.64
d. Exceptional items	(103.04)
Net Cash from operating activities	1,032.60
B. Cashflow from investing activities	
Purchase of fixed assets	(275.25)
Sale of fixed assets	7.91
Purchase of investments	(776.13)
Sale of Shares in Subsidiary	11.26
Sale of Investments	3.18
Investments/Advances in Joint Ventures, Subsidiaries & Others	41.03
Gain on sale of current investments	10.87
Interest received	53.27
Dividend received	11.31
Net Cash from/(used in) investing activities	**(912.55)**
C. Cashflow from financing activities	
Proceeds from borrowings	445.02
Repayments of borrowings	(273.87)
Interest paid	(221.61)
Dividends paid	(71.98)
Corporate dividend tax	(7.48)
Net Cash from/(used in) financing activities	**(129.92)**
D. Net increase/(Decrease) in Cash and Cash equivalent	(9.87)
Cash and Cash equivalent at beginning of the year	163.81
Cash and Cash equivalent at end of the year	153.94
(Cash and cash equivalent represent Cash and Bank balances)	

Note : Retirement of fixed assets of Mavoor units is a non-cash transaction. Loss on such retirement Rs. 19.01 Crs. has been dealt accordingly.

As per our separate report attached

For LODHA & Co., Chartered Accountants — NARENDRA LODHA, Partner

For G. P. KAPADIA & Co., Chartered Accountants — ATUL B. DESAI, Partner

D. D. RATHI, Group Executive President & CFO

SHAILENDRA K. JAIN, Whole-time Director

ASHOK MALU, Secretary

KUMAR MANGALAM BIRLA, Chairman

M. L. APTE
M. C. BAGRODIA
B. V. BHARGAVA
R. C. BHARGAVA
Y. P. GUPTA
S. G. SUBRAHMANYAN
V. VENKATESWARLU
Directors

Mumbai
Dated: 2nd May, 2002

SHREE DIGVIJAY CEMENT COMPANY LIMITED

DIRECTORS' REPORT

To
The Members

Your Directors present the fifty-sixth Annual Report together with the audited accounts of the Company for the year ended 30th September, 2001.

FINANCIAL RESULTS:

(Rs. in lacs)

	Current year Ended 30.9.2001	Previous year Ended 30.9.2000
Turnover	15668	17556
Gross Operating Profit (PBDIT)	1312	1031
Less: Interest	3442	3193
Cash Loss	(2130)	(2162)
Add: Depreciation	757	755
Net Operating Loss, before extraordinary items	(2887)	(2917)
Add: Loss to assets due to earthquake	(341)	—
Less: Provision written back	—	650
Net Loss after extraordinary items	(3228)	(2267)
Add: Balance brought forward from previous year	(12573)	(10306)
Loss carried over	(15801)	(12573)

The turnover of the Company was adversely affected by heavy damage to the dry process clinker line, as a result of the earthquake on 26th January 2001. As a consequence, the main production line was inoperative for 8 months, during which period the Company endeavoured to partially meet the cement requirements of its customers by outsourcing clinker and running the wet process plant at full capacity. This enabled the Company to retain a presence in the market, though with reduced volumes and earnings.

Despite this adverse circumstance, the Gross Operating Profit (PBDIT) during the year registered a growth of 27% over the previous year.

The dry process clinker line has since been restored, with operations now stable. This was made possible with financial assistance from the promoter company. The Company has since successfully regained market share in its core market of Gujarat. Re-construction activity in Gujarat, supported by a favourable monsoon, has led to a resurgence of demand in the State.

PLANT PERFORMANCE

Production and sale of clinker during the year has been as follows:

(Qty. in lac MT)

	Current year Ended 30.9.2001	Previous year Ended 30.9.2000
Production		
Clinker	4.15	9.56
Cement	6.41	8.91
Sales		
Clinker	0.18	0.28
Cement	6.77	8.96

EXPORTS

The Company has outstanding Export Obligation of 1.95 lac tonnes of Clinker and Cement as of 30-09-2001 against duty free imports of coal and packing materials. The Government of India, through Public Notice No.48(RE-01)/1997-2002 dated 7th November 2001 has extended the time limit to fulfill the export obligation by 6th May 2002.

Your Company's export effort suffered a set back due to the dis-location of its production facilities, consequent to the earthquake; but the Company has since finalised a long term export order to meet its export commitments.

MODERNISATION

The modernisation of the Company's cement mill, with close circuiting and installation of a pre-grinding system is now complete. This is now yielding significant power savings, the impact of which will be reflected in the working results of the current year.

BIFR REFERENCE

The Rehabilitation Package submitted to the Operating Agency, under the directive of the Board for Industrial and Financial Re-construction (BIFR) is in the process of finalisation.

DIRECTORS

Shri M.C.Bagrodia and Shri S.G.Subrahmanyan resigned from the Board of the Company. The Board records, with appreciation, their advice and guidance.

Shri C. P. Jajoo and Shri O. P. Puranmalka were appointed as Additional Directors of the Company. They hold office up to the date of ensuing annual general meeting and are eligible for re-appointment.

Shri S.Misra, who retires by rotation under Article 167 of the Articles of Association of the Company, being eligible, offers himself for re-appointment.

AUDITORS

M/s Lodha & Co., Chartered Accountants, New Delhi, the existing Auditors of the Company will retire at the forthcoming Annual General Meeting and are available for a fresh term, and have furnished certificate of their eligibility for re-appointment.

AUDITORS' REPORT

The observations made in the Auditors' report are self explanatory and do not require any further comments u/s 217(3) of the Companies Act, 1956.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

Particulars of employees, as required under Section 217 (2A) of the Companies Act, 1956; and information relating to conservation of Energy, Technology Absorption and Foreign Exchange Earning/Outgo, required under Section 217(1)(e) of the Companies Act, 1956 are annexed and form part of this Report.

CORPORATE GOVERNANCE

The Company has initiated steps to strengthen management through formation of Audit Committee of the Board and a Shareholder Grievance Committee.

As stipulated in Section 217(2AA) of the Companies Act, 1956, Directors subscribe to the "Directors Responsibility Statement" and confirm that:

i) in the preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period;

iii) the directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the directors have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENT

The Directors take this opportunity to express their appreciation for the support and co-operation received from the State and Central Government, the financial institutions, lenders and the promoter company. The Directors also recognise the commitment and dedication of the Company's employees.

On Behalf of the Board

Mumbai
27th December, 2001

K.D.AGRAWAL
Chairman

Information Under Section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988 and forming part of the Directors' Report for the year ended 30th September, 2001.

Particulars

(A) CONSERVATION OF ENERGY

(a) Energy conservation measures taken

1. Installation of Belt Bucket Elevators for Kiln Feed System in replacement of existing FK Pumps.
2. Installation of high efficiency multi channel burner with low requirement of primary air in replacement of existing low efficiency conventional burner.
3. Automation of plant operation by incorporating PLC System for full plant operation from common CCR.
4. Upgradation of electrical infrastructure.
5. Optimisation of plant operation
6. Installation of soft start system in various drives.
7. Incorporation of pre-grinding system and close circuiting system in KCP Cement Mill.

(b) Additional investments and proposals,

1. Magnetic fuel saver for Wartsila DG Sets if any, being implemented for reduction
2. New generation LV technology high efficiency separator for UBE Raw Mill and Atox Coal Mill. of consumption of energy
3. Increasing the size of TA duct , Riser duct and Calciner vessel.
4. Replacement of Wet process cooler fans with high efficiency fans.
5. Automation & upgradation of Wet process plant operation.

(c) Impact of the measures at (a) & (b) Reduction in electrical power consumption by around 10 units / tonne of cement and thermal above for reduction of energy energy consumption upto 10 K Cal / Kg of Clinker consumption and consequent impact on the cost of production of goods.

(d) Total energy consumption and energy Form 'A' attached. consumption per unit of production.

(B) TECHNOLOGY ABSORPTION

Research & Development (R & D):

(a) Specific areas in which

1. Company is associated with National Council for Cement & Building Materials for research and R & D carried out by the Company development activities.
2. In co-operation with Regional Training Centre, technical employees are being trained in various fields where latest technology is being taught and employees are trained to utilize.
3. Conversion of Daihatsu DG Set for operation on LDO instead of HSD as at present.

(b) Benefits derived as a result of the

1. Consistency in product quality above R & D
2. Manufacturing of Special Cements as import substitutes.
3. Motivation towards technical development among employees.

(c) Future plan of action

1. Further improvement in raw-meal design and quality of Clinker and Cement.
2. Incorporation of pre-heater low pressure cyclone to reduce pressure drop and improve productivity.

(d) Expenditure on R & D	(Rs in lacs)
1. Capital	NIL
2. Recurring	4.82
Total	4.82

3. Total R & D expenditure as a percentage of total turnover – Negligible

Technology Absorption, Adaption & Innovation:

(a) Efforts in brief, made towards technology absorption and innovation

(b) Benefits derived as a result of the above efforts e.g product improvement, cost reduction, product development, import substitution etc.

(c) In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year)

Technology imported
Year of import

Has technology been fully absorbed
If not fully absorbed areas where this has not taken place. The reason thereof, and future plans of action.

Not applicable

(C) FOREIGN EXCHANGE EARNING AND OUTGO

(a) Activities relating to export, initiatives Company's efforts are on to increase the level of exports. There is, however, a set-back due to take in ncrease exports, development crises in south east economies of new export markets for products and services and export plans:

(b) Total foreign exchange used and earned		
	Used	Rs. 2348.67 lacs
	Earned	Rs. 200.31 lacs

FORM "A"

Form for disclosure of particulars with respect to Conservation of Energy

			CEMENT	
			Current Year 2000-2001	Previous Year 1999-2000
A) POWER & FUEL CONSUMPTION :				
1) Electricity:				
(a) Purchased:				
Units KWH	lac		**NIL**	57
Total amount	Rs. lacs		**NIL**	436
Rate per Unit	Rs.		**NIL**	7.71
(b) Own Generation:				
Through Diesel / Furnace Oil Genset				
Units KWH	lacs		**627**	962
Units per Ltrs. of Diesel / Furnace Oil	Kwh		**4.05**	4.20
Cost per Unit	Rs.		**3.06**	2.99
2) Coal for Kilns (various grades)				
Quantity	In thousand Tonnes		**64**	136
Total Cost	Rs. in lacs		**1258**	2401
Average rate	Rs. per tone		**1969**	1767
3) HSD/Furnace Oil/LDO				
Quantity	K. Ltrs.		**14829**	22397
Total Cost	Rs. in lacs		**1452**	2404
Average rate	Rs./K Ltr.		**9.79**	10.48
B) CONSUMPTION PER UNIT OF PRODUCTION:				
		Standard (If any)	**Current Year 2000-01**	Previous Year 1999-2000
a) Electricity/Kwh/Tonne of Cement				
Wet process		120	**100**	99
Dry process		120	**104**	101
c) Coal				
Cement (K.Cal/Kg. Clinker)				
Wet Process		1350-1450	**1423**	1376
Dry Process		800	**808**	769

INFORMATION UNDER SECTION 217 (2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES PARTICULARS OF EMPLOYEES (AMENDMENT) RULES, 1988 AND FORMING PART OF DIRECTORS' REPORT FOR THE YEAR ENDED 30TH SEPTEMBER, 2001.

Name of Employee	Age (Years)	Designation / Nature of duties	Remuneration Rs.	Qualification & Experience (years)	Date of Commencement of employment	Last employment / Position held
(A) Employed throughout the Financial year under review and were in receipt of remuneration for the financial year in aggregate of not less than Rs.12.00 lacs p.a.						
			NIL			
(B) Employed for the part of the Financial year under review and were in receipt of remuneration at the rate not less than Rs.1,00,000/- per month.						
Shri J.K. Mobondra	58	Jt. President (Tech.)	14,85,329	B.E. (Elect.) (32)	1.11.98	Grasim Industries Ltd. VP (Tech.)

NOTES :

1. Remuneration includes Salary, Contribution to Provident Fund, Gratuity and Superannuation Funds, Allowances and taxable value of perquisites as per Income Tax Rules, 1962.
2. He was not related to any Director or Manager of the Company.

AUDITORS' REPORT

TO THE MEMBERS OF SHREE DIGVIJAY CEMENT COMPANY LIMITED

We have audited the attached Balance Sheet of Shree Digvijay Cement Company Limited as at 30th September, 2001 and the annexed Profit and Loss Account of the Company for the year ended on that date which are in agreement with the Company's books of accounts and report that:

1. As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 and on the basis of such checks as we considered appropriate, we report that:

   i) The Company has maintained proper records to show full particulars, including quantitative details and situation of fixed assets. As explained to us, the fixed assets have been physically verified by the management at reasonable intervals during the year and no material discrepancies between the physical balance and book records have been found on such verification.

   ii) None of the fixed assets have been revalued during the year.

   iii) As explained to us, the stock of finished goods, stores & spares, trading goods and raw materials have been physically verified by the management during the year, except stock-in-transit and material lying with third parties.

   iv) According to the information given to us, the procedures of physical verification of stocks followed by the management are in our opinion reasonable and adequate in relation to the size of the Company and the nature of its business.

   v) The discrepancies noticed on physical verification of stocks as compared to book records were not material.

   vi) On the basis of our examination of stock records, we are of the opinion that the valuation of stocks is fair and proper and is in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

   vii) In our opinion, the rate of interest and other terms and conditions on which loans have been taken from Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not prima facie prejudicial to the interest of the Company.

   viii) The Company has not granted any loans to Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

   ix) The Company has given loans and advances in the nature of loans to its employees, employees societies and other parties, who are generally repaying the principal amount and interest, wherever applicable, as stipulated except in few cases where time limits are extended on merits.

   x) The Company invites tenders / quotations etc. in respect of purchases other than items which are of specialized nature and where the user departments show a preference for a particular brand, taking into consideration the quality, urgency and such other factors. In our opinion, the internal control procedure is, therefore, adequate and commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipments and other assets as also for the sale of goods.

   xi) The transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or agreements entered in the register maintained under section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 or more in value in respect of each party have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials and services or the prices at which transactions for similar goods or services have been made with other parties.

   xii) The Company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods and adequate provision for the loss in this respect has been made in the accounts.

   xiii) The Company has not accepted any deposits from public during the year in terms of provisions of Section 58A of the Companies Act, 1956 and the Rules framed there-under.

   xiv) In our opinion the Company is maintaining reasonable records for the sale and disposal of realizable scraps. We are informed that the Company has no realizable by-products.

   xv) The Company has an Internal Audit system commensurate with its size and nature of its business.

   xvi) We have broadly reviewed the books of accounts maintained by the Company pursuant to the rules made by the Central Government for maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima-facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records.

   xvii) According to the records of the Company, Provident Fund and Employees' State Insurance dues have been generally regularly deposited during the year with the appropriate authorities.

   xviii) As explained to us, there were no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales Tax, Customs duty and Excise duty, which were outstanding as at 30.09.2001 for a period of more than six months from the date they became payable, except Rs.1966.80 lacs and interest thereon (excluding Rs. 2513.84 lacs payable in installments with interest) in respect of Sales Tax for which representations have been made to the concerned authorities for re-schedulement.

   xix) As explained to us and on the basis of the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with the generally accepted business practices.

   xx) The Company is a Sick Industrial Company within the meaning of Clause (o) of Sub-section (1) of Section 3 of Sick Industrial Companies (Special Provisions) Act, 1985 and as informed to us, the Board for Industrial and Financial Reconstruction has appointed the Operating Agency for preparation of rehabilitation package for the Company. However, these accounts have been prepared on "going concern basis".

   xxi) In respect of Service activities, the Company has a reasonable system of recording receipts, issues and consumption of materials commensurate with its size and nature of its business along with a reasonable system for authorization at proper level and with necessary controls. The allocation of materials and man-hours consumed to relative jobs is not made by the Company since it is not material and control is exercised on total materials consumed and the labour deployed on the job. The Company has a system of internal control commensurate with the size and nature of its business on issue of stores.

   xxii) In respect of Company's trading activities, we are informed that there are no damaged stocks.

2. Further to our comments in paragraph (1) above:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

   b) In our opinion, proper books of accounts as required by law have been kept by the Company so far as appears from our examination of those books;

   c) The Balance sheet and Profit and Loss Account dealt with by this report are in agreement with the books of accounts;

   d) In our opinion, the Balance Sheet and Profit and Loss account comply with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956;

   e) On the basis of information and explanations given to us and representations received from the Directors of the Company, we report that no Director is disqualified from being appointed as Director of the Company under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) Depreciation include provision for depreciation Rs.50.48 lacs on revalued portion on fixed assets resulting in higher charge to Profit and Loss Account as stated in Note No.7.

   g) Attention is drawn to Note No. 12 regarding demand raised by Mumbai Port Trust (MPT) in connection with Leasehold Land assigned in favour of a body corporate in earlier years.

   h) Further attention is invited to:

      i) Non provision against demand of Gujarat Electricity Board as stated in Note No. 3(a) & 10 (amount unascertainable).

      ii) Non provision against shortfall in recovery against debts as referred in Note No.15 for which appropriate recovery actions have been initiated, since in the opinion of the management these debts are good for recovery (amount unascertainable).

      iii) Non provision against penal interest and liquidated damages (amount unascertainable) as stated in Note No. 6.

      iv) Non provision for Custom duty and interest on duty free imports made in earlier years against pending export obligations as stated in Note No. 3(e) (amount unascertained).

      v) We further report that the loss for the year and balance in Profit and Loss Account are without considering items mentioned in para 2h)i) to 2h)iv) above, the effect of which could not be determined.

   Subject to the foregoing, in our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view.

   a) In the case of the Balance Sheet, of the state of affairs of the Company as at 30th September, 2001.

   b) In the case of the Profit and Loss account, of the loss for the year ended on that date.

For LODHA & CO.
Chartered Accountants

N.K. LODHA
Partner

Mumbai
27th December, 2001

SHREE DIGVIJAY CEMENT COMPANY LIMITED

BALANCE SHEET AS AT 30TH SEPTEMBER, 2001

	Schedule	As at 30.09.2001	As at 30.09.2000
			(Rs. in lacs)
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	1	745.54	745.54
Reserves and Surplus	2	96.90	96.90
LOAN FUNDS			
Secured Loans	3	14204.74	14352.32
Unsecured Loans	4	7865.80	7305.12
	TOTAL	22912.98	22499.88
APPLICATION OF FUNDS			
FIXED ASSETS	5		
Gross Block		18875.46	16077.48
Less: Depreciation		7828.70	7454.23
Net Block		11046.76	8623.25
Capital Work in Progress		453.26	1107.20
		11500.02	9730.45
INVESTMENTS	6	1.81	1.81
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	7	3358.93	3929.53
Sundry Debtors	8	1492.84	3062.75
Cash and Bank Balances	9	335.51	421.45
Loans and Advances	10	1713.55	2255.31
		6900.83	9669.04
LESS : CURRENT LIABILITIES AND PROVISIONS			
Liabilities	11A	11037.98	9292.28
Provisions	11B	252.86	182.48
		11290.84	9474.76
NET CURRENT ASSETS		(4390.01)	194.28
PROFIT AND LOSS ACCOUNT		15801.16	12573.34
	TOTAL	22912.98	22499.88

Significant Accounting Policies and Notes on Accounts 18

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30TH SEPTEMBER, 2001

	Schedule	As at 30.09.2001	As at 30.09.2000
			(Rs. in lacs)
INCOME			
Sales & Services	12	19844.15	26162.26
Interest Income	12A	14.11	66.33
Other Income	13	218.98	111.05
Increase / (Decrease) in Stocks	14	(532.13)	758.62
	TOTAL	19545.11	27098.26
EXPENDITURE			
Cost of Traded Goods Sold	14A	1140.77	1196.67
Raw Materials Consumed		2866.21	2624.16
Manufacturing Expenses	15	4374.70	7605.36
Excise Duty		2303.54	3237.45
Personnel, Administrative and Selling Expenses	16	7547.88	11403.20
Interest	17	3441.84	3193.14
Depreciation	5	756.94	755.32
		22431.88	30015.30
Profit/(Loss) before extra-ordinary item		(2886.77)	(2917.04)
Extra ordinary item -			
Add:Interest on Royalty no longer required		—	650.06
Less:Damage / Loss of Assets due to Earthquake (Note No. 4)		(341.05)	—
Profit/(Loss) for the year		(3227.82)	(2266.98)
Balance brought forward from previous year		(12573.34)	(10306.36)
Balance Carried to Balance Sheet	TOTAL	(15801.16)	(12573.34)

Significant Accounting Policies and Notes on Accounts. 18

As per our report of even date
For LODHA & CO.
Chartered Accountants

N.K. LODHA
Partner

Mumbai
27th December, 2001

S.N.MALPANI
Secretary & Manager

K.D. AGRAWAL Chairman

S. MISRA
C.P. JAJOO
O.P.PURANMALKA
} Directors

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 1

SHARE CAPITAL		As at 30.09.2001	(Rs. in lacs) As at 30.09.2000
Authorised			
2,50,00,000	Equity Shares of Rs.10/- each	2,500.00	2,500.00
1,00,00,000	Cumulative Preference Shares of Rs.100/- each	10,000.00	10,000.00
		12,500.00	12,500.00
Issued			
74,58,865	Equity Shares of Rs.10/- each	745.89	745.89
Subscribed & Paid-up			
74,55,830	Equity Shares of Rs.10/- each fully paid	745.58	745.58
	Less : 1,120 Equity Shares of Rs.10/- each forfeited	(0.11)	(0.11)
		745.47	745.47
	Add : Forfeited Shares (amount originally paid-up) on Equity Shares	0.06	0.06
	Add : Application and Allotment money on 21 Equity coupons	0.01	0.01
TOTAL		745.54	745.54

Note

Of the above: -

(i) 9,97,540 Equity Shares (Previous Year 9,97,540) were allotted as fully paid-up bonus shares by capitalisation from General Reserve.

(ii) 4,00,000 Equity Shares (Previous Year 4,00,000) were allotted pursuant to a contract without payment being received in cash.

(iii) 46,52,870 Equity Shares (Previous Year 46,52,870) are held by holding company M/s. Grasim Industries Ltd.

SCHEDULE 2

RESERVES AND SURPLUS	As at 30.09.2001	(Rs. in lacs) As at 30.09.2000
Capital Reserve		
As per last Balance Sheet	26.87	26.87
Capital Redemption Reserve		
As per last Balance Sheet	35.00	35.00
Share Premium		
As per last Balance Sheet	20.43	20.43
Investment Allowance Reserve (Utilised)		
As per last Balance Sheet	14.60	14.60
TOTAL	96.90	96.90

SCHEDULE 3

SECURED LOANS	As at 30.09.2001	(Rs. in lacs) As at 30.09.2000
1. Debentures		
(a) 5,00,000 12.25% Non-convertible debentures of Rs.100/- each privately placed with a Bank.	500.00	500.00
(b) 15,00,000 12.25% Non-convertible debentures of Rs.100/- each privately placed with a Bank.	1,500.00	1,500.00
(c) 20,00,000 12.25% Non-convertible debentures of Rs.100/- each privately placed with Financial Institution.	2,000.00	2,000.00
Interest accrued and due on above	180.36	280.10
(Details as per notes given below in seriatim of debentures)		
2. Term Loan from ICICI Ltd.	8,000.00	8,000.00
Interest accrued and due on above	781.49	653.91
3. Loans from a Bank		
Cash / Packing credit facilities	1,242.89	1,418.31
TOTAL	14,204.74	14,352.32

NOTES :

(1) (i) Debentures under Sr. No. (a) and (c) redeemable as under:

(a) 5,00,000 Debentures on expiry of twelve months from the date of subscription i.e. on 19th November, 1999 (requested for reduction in interest rate from 14.25% to 12.25% and reschedulement of redemption period).

(c) 20,00,000 Debentures are redeemable in four equal annual installments commencing from 1st July, 2002 - pending execution of documents for revised terms.

(ii) Debentures under Sr. No. (b) are redeemable in seven half yearly installments during the period 1st July 2002 to 1st July 2005, (rescheduled.)

(2) The Debentures [except in 1(a)] and term loan under Sr. No. 2 are secured by first mortgage on fixed assets of the Company and shall ranking pari passu with the charges. The debentures referred to in 1(a) are secured by a residual charge on fixed assets of the Company.

(3) Secured by hypothecation of Stocks and a second charge on fixed assets of the Company.

SCHEDULE 4

UNSECURED LOANS	As at 30.09.2001	(Rs. in lacs) As at 30.09.2000
Inter Corporate Deposits	7,500.00	5,700.00
Buyers Import Credit from Banks	—	1,343.56
Interest Accrued and Due on above	365.80	261.56
TOTAL	7865.80	7,305.12

SCHEDULE 5

FIXED ASSETS

(Rs. in lacs)

		GROSS BLOCK				DEPRECIATION				NET BLOCK	
Sr. No.	Particulars	As at 1.10.2000	Additions	Adjustments/ Deductions	As at 30.9.2001	Upto 30.9.2000	For the Year	Adjustments/ Deductions	Upto 30.9.2001	As at 30.9.2001	As at 30.9.2000
1.	LAND #	13.94	—	0.56	13.38	—	—	—	—	13.38	13.94
2.	BUILDINGS	776.64	0.82	—	777.46	223.60	18.41	—	242.01	535.45	553.04
3.	RAILWAY SIDINGS	167.07	—	—	167.07	79.01	4.05	—	83.06	84.01	88.06
4.	PLANT AND MACHINERY	13447.36	3517.07	### 727.71	16236.72	6520.63	644.45	351.91	6813.17	9423.55	6926.73
5.	ELECTRIC INSTALLATIONS	645.95	30.64	### 35.00	641.59	320.18	27.54	25.49	322.23	319.36	325.77
6.	ROLLING STOCKS AND LOCOMOTIVES	74.79	—	—	74.79	65.15	3.51	—	68.66	6.13	9.64
7.	FURNITURE, FIXTURES & OFFICE EQUIPMENTS	366.38	11.96	7.05	371.29	192.04	27.27	3.24	216.07	155.22	174.34
8.	VEHICLES ETC.	93.77	8.31	4.51	97.57	36.73	8.26	1.83	43.16	54.41	57.04
9.	JETTY & WHARF ##	491.58	4.01	—	495.59	16.89	23.45	—	40.34	455.25	474.69
	TOTAL	16077.48	3572.81	774.83	18875.46	7454.23	756.94	382.47	7828.70	11046.76	8623.25
	Capital Work-in-Progress									453.26	1107.20
	GRAND TOTAL	16077.48	3572.81	774.83	18875.46	7454.23	756.94	382.47	7828.70	11500.02	9730.45
	PREVIOUS YEAR	11212.64	5124.54	259.70	16077.48	6952.68	755.32	253.77	7454.23	9730.45	

**In case of leasehold land the Company pays ground rent.**

**Title with Gujarat Maritime Board (GMB), the Company is, however, entitled to use on payment of port charges at concessional rate which is pending for approval.**

**Represents assets damaged due to earthquake Gross Rs.762.71 lacs Net Rs.385.31 lacs.**

SCHEDULE 6

INVESTMENTS (AT COST)

(Rs. in lacs)

Description	Face Value	As at 30.09.2001		As at 30.09.2000
	(Rs./Unit)	Nos.	Value	Value
Long Term				
In Government Securities (fully paid up)				
Quoted (Non-trade)				
5.5% 1999 Govt.of India loan (deposited with Mumbai Port Trust against Leasehold Land)	1.00	300	0.01	0.01
Unquoted (Non-trade)				
7 Year National Savings Certificates (deposited with Mumbai Port Trust, Customs, Central Excise and others)	—	—	0.55	0.55
7 Year National Plan Savings Certificates (deposited with Central Excise, Calcutta)	—	—	0.02	0.02
Units of Unit Trust of India (deposited with Mumbai Port Trust)	10.00	8,685	1.01	1.01
12 Year National Plan Savings Certificates (deposited with the Commissioner of Commercial Taxes and Central Excise, Calcutta)	—	—	0.02	0.02
12 Year National Defence Certificates (deposited with Central Excise, Calcutta)	—	—	0.01	0.01
5-1/2 Year Kissan Vikas Patra	1,000.00	7	0.07	0.07
Others				
Debentures (Non-trade) (Unquoted)				
Fully paid perpetual debentures:				
2% Bharat Chamber of Commerce	500.00	20	0.10	0.10
8% Indian Chamber of Commerce	100.00 25.00	12 2	0.01	0.01
Shares (Non-trade) (Unquoted)				
Fully paid ordinary shares				
Bajeegar Co-operative Housing Society Ltd.	51.00	10	0.01	0.01
TOTAL			1.81	1.81

	As at 30.09.2001		As at 30.09.2000	
	Book Value (Rs. in lacs)	**Market Value (Rs. in lacs)**	Book Value (Rs. in lacs)	Market Value (Rs. in lacs)
Quoted Investments	0.01	0.01	0.01	0.01
Unquoted Investments	1.80	—	1.80	—
TOTAL	1.81	0.01	1.81	0.01

	As at 30.09.2001	As at 30.09.2000
	(Rs. in lacs)	
SCHEDULE 7		
INVENTORIES (As taken, valued and certified by the Management)		
(At lower of cost and net realisable value)		
Stores & Spares	1,093.09	1,108.38
Fuel, packing material and raw materials including in-transit Rs. 0.22 lacs (Previous Year Rs.15.26 lacs)	931.09	900.82
Finished Goods including in Transit Rs.43.97 lacs (Previous Year Rs.20.50 lacs)	408.00	278.37
Trading Goods	—	17.57
Process Stock	915.76	1,624.39
Waste / Scrap (at net realisable value)	10.99	—
TOTAL	3,358.93	3,929.53
SCHEDULE 8		
SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Considered Good	304.15	435.40
Considered Doubtful	492.89	402.12
Less : Provision for Doubtful Debts	(492.89)	(402.12)
	304.15	435.40
Other Debts		
Considered Good	1,188.69	2,627.35
TOTAL	1,492.84	3,062.75
SCHEDULE 9		
CASH AND BANK BALANCES		
Cash balance on hand	2.93	4.65
Bank Balances :		
With Scheduled Banks :		
in current accounts including in transit (including Rs. 0.30 lacs for staff security deposit, Previous Year Rs. 0.30 lacs)	257.42	344.17
in fixed deposit accounts (including Rs.1.72 lacs for staff security deposit, Previous Year Rs.1.41 lacs)	75.16	72.63
TOTAL	335.51	421.45
SCHEDULE 10		
LOANS AND ADVANCES		
(Unsecured, considered good except stated otherwise)		
Advance recoverable in cash or in kind or for value to be received.		
Considered Good	511.98	1,038.25
(Capital advance Rs.136.75 lacs, Previous Year Rs.330.19 lacs, Due from Officer/Manager of the Company Rs.0.89 lacs, Previous Year Rs.1.54 lacs Maximum outstanding during the Year Rs.1.37 lacs, Previous Year Rs.3.45 lacs)		
Considered Doubtful	40.77	40.77
Less : Provision for Doubtful Advances	(40.77)	(40.77)
Deposits and Balances with Government & other Authorities	1,138.34	1,165.28
Tax Deducted at Source/Advance Tax	63.23	51.78
TOTAL	1,713.55	2,255.31

	As at 30.09.2001	As at 30.09.2000
	(Rs. in lacs)	
SCHEDULE 11		
CURRENT LIABILITIES AND PROVISIONS		
A. Current Liabilities		
Sundry creditors		
a) Small Scale Industrial undertakings * (To the extent identified with available information)	18.10	20.78
b) Others	1,806.45	1,786.78
Other Liabilities	6,182.42	4,024.87
Trade and Other Deposits	264.77	219.39
Unclaimed Dividends	0.12	0.12
Unclaimed Non-convertible secured debentures	0.38	0.38
Interest accured but not due on debentures/loans	251.90	265.34
Sales tax (Note No. 5)	2,513.84	2,974.62
TOTAL	1,1037.98	9,292.28
B. Provisions		
Retirement Benefits	252.86	182.48
TOTAL	252.86	182.48

*Names of small scale industrial undertakings to whom an amount of Rs.1 Lac or more was outstanding for more than 30 days are : VRW Refractories, Bright Star Industries, Mico Machineries.

	As at 30.09.2001	As at 30.09.2000
SCHEDULE 12		
SALES & SERVICES		
Sales	15,667.79	17,556.00
Income from Services (Tax deducted at source Rs. 12.67 lacs, Previous Year Rs. 35.84 lacs)	4,176.36	8,606.26
TOTAL	19,844.15	26,162.26
SCHEDULE 12A		
INTEREST INCOME		
On long term Investments	0.01	0.01
Others	14.10	66.32
TOTAL	14.11	66.33
SCHEDULE 13		
OTHER INCOME		
Dividend from long term investment	0.09	0.12
Liabilities no longer required written back and refunds of previous years	92.58	4.12
Miscellaneous income	126.31	106.81
TOTAL	218.98	111.05
SCHEDULE 14		
INCREASE/(DECREASE) IN STOCKS		
Closing Stock		
Process Stock	915.76	1,624.39
Finished Goods	408.00	278.37
Waste / Scrap	10.99	—
	1,334.75	1,902.76
Add : Loss of raw meal due to earthquake (Note No. 4)	35.88	—
	1370.63	1902.76
Opening Stock		
Process Stock	1,624.39	779.72
Finished Goods	278.37	364.42
	1,902.76	1,144.14
Increase / (Decrease) in Stocks TOTAL	(532.13)	758.62

(Rs. in lacs)

		As at 30.09.2001	As at 30.09.2000
SCHEDULE 14A			
COST OF TRADED GOODS SOLD			
Opening Stock		17.57	—
Add : Purchases		1,123.20	1,214.24
		1,140.77	1,214.24
Less : Closing Stock		—	17.57
TOTAL		1,140.77	1,196.67
SCHEDULE 15			
MANUFACTURING EXPENSES			
Packing Materials, Stores and Spares consumed		975.22	1,519.99
Power and Fuel		3,213.89	5,822.77
Repairs to Building		16.63	46.67
Repairs to Machinery		160.67	202.31
Other Repairs		8.29	13.62
TOTAL		4,374.70	7,605.36
SCHEDULE 16			
PERSONNEL, ADMINISTRATIVE & SELLING EXPENSES			
Salaries, Wages, Bonus, Gratuity etc.		1,639.83	1,663.39
Contribution to Provident and Other funds		152.70	150.29
Employees welfare expenses		82.31	104.32
Rent		36.36	52.61
Rates and Taxes (including Rs.63.84 lacs under West Bengal (Settlement of Dispute) Act, 1999)		112.28	217.94
Insurance		63.93	43.23
Miscellaneous Expenses		412.93	421.68
Advertisement and Publicity		44.61	93.46
Directors' Fees		0.62	0.26
Transportation, Forwarding & other expenses		4,495.40	8,345.37
Bad Debts/Advances Written off	165.65		0.29
Less : Provision taken in earlier years	(63.70)	101.95	—
Loss on Sale/Discard of Fixed Assets (Net)		0.44	0.12
Provisions for doubtful debts and advances		154.53	47.27
Sales Expenses including service charges		237.33	233.14
Exchange Rate Fluctuation (net)		12.66	29.83
TOTAL		7,547.88	1,1403.20
SCHEDULE 17			
INTEREST			
On fixed loan and Debentures		1,627.96	1,737.79
On Other Accounts		1,813.88	1,455.35
TOTAL		3,441.84	3,193.14

SCHEDULE 18

ACCOUNTING POLICIES AND NOTES

(A) SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Concepts

The company follows the mercantile system of accounting and recognises income and expenditure on accrual basis. The accounts are prepared on historical cost basis as a going concern. Accounting policies are consistent with generally accepted accounting principles.

2. Sales / Service Income

Sales are inclusive of excise duty and packing charges and includes self consumption of goods produced. Service Income are inclusive of service tax.

3. Valuation of inventories

Inventories are valued at the lower of cost and net realisable value except waste / scrap which is valued at net realisable value. The cost is computed on weighted average basis. Finished Goods and Process Stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

4. Investments

Long term investments are stated at cost.

5. Research & Development

Revenue expenditure on research and development is charged out in the year in which it is incurred. Capital expenditure on research and development is shown as an addition to fixed assets.

6. Fixed Assets

Fixed assets are stated at cost of acquisition inclusive of freight, duties and taxes and incidental expenses and adjusted by revaluation of certain assets and benefit of MODVAT/ CENVAT/duty draw-back. Original cost of fixed assets acquired through foreign currency loan is adjusted by foreign currency rate fluctuation.

7. Treatment of expenditure

Expenditure during construction period is included under Capital Work-In-Progress during construction period and the same is allocated to the respective Fixed Assets on the completion of its construction.

8. Borrowing Costs

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition / construction of qualifying Fixed Assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

9. Accounting of claims and subsidies

i) Claims/subsidies receivable are accounted at the time of lodgement depending on the certainty of receipt, claims payable are accounted at the time of acceptance.

ii) Claims raised by Government authorities regarding taxes and duties and of other parties which are disputed by the Company are accounted based on the merits of each claim. Adjustments, if any, are made in the year in which disputes are settled.

10. Depreciation

Depreciation on fixed assets is provided on straight line method at the rates prescribed in Schedule XIV to the Companies Act, 1956. Depreciation in respect of assets added/ disposed-off during the year has been charged on pro-rata basis with reference to the month of addition/ deduction. Continuous process plant as defined in Schedule XIV has been taken on technical assessment. Depreciation on increase in value of fixed assets due to exchange rate fluctuations is provided on straight line method during the residual life of the assets.

11. Transaction of foreign currency items

Foreign currency Assets / Liabilities (other than covered by forward contract which are stated at contracted rates) in respect of fixed assets have been restated into Rupees at the Exchange Rate prevailing at the year end and increase/decrease arising out of it are adjusted to the cost of the Fixed Assets and those relating to other items are adjusted in the Profit & Loss account. Exchange rate difference in respect of forward exchange contract (other than for acquisition of Fixed Assets) is recognised as an income or expense over the life of the contract.

12. Retirement benefits

The company makes contribution to provident fund and superannuation fund. Liability for gratuity has been actuarially ascertained and funded. Liability for Leave Encashment is accounted on actuarial valuation basis.

13. Contingent Liabilities

Contingent liabilities are not provided for and are disclosed by way of note.

(B) NOTES ON ACCOUNTS

1. **Quantitative information pursuant to the provisions of part II of Schedule VI to The Companies Act, 1956.**

A. **Licensed and installed capacity and production :**

		2000-2001		1999-2000	
		Installed*	Production	Installed*	Production
Cement (Tonnes)	Dry Process Unit	875,000	472,429	875,000	853,197
	Wet Process Unit	200,000	168,393	200,000	37,891
TOTAL		1,075,000	640,822	1,075,000	891,088

Notes :

(1) Licence capacity per annum not indicated due to abolition of Industrial licence as per Notification No. S.O. 477(E) dt. 25th July, 1991, issued under the Industrial (Development and Regulation) Act, 1951.

(2) * As certified by the Management and accepted by the Auditors as correct, being a technical matter.

B. Sales

	2000-2001		1999-2000	
	Quantity (Tonnes)	Value (Rs.)	Quantity (Tonnes)	Value (Rs.)
Cement *	6,77,372	1,52,44,48,551	8,96,871	1,60,60,81,100
Clinker	18,146	2,24,89,137	32,940	2,97,54,048
Coal	8,049	1,98,41,578	72,988	11,97,64,426
TOTAL		1,56,67,79,266		1,75,55,99,574

*Includes self consumption 1622.610 MT, value Rs. 36,84,578 (previous year 2085 MT, value Rs.40,67,633) and transit loss, damages, shortages etc.

C. Stocks

	Opening Stock				Closing Stock			
	1.10.2000		01.10.1999		30.09.2001		30.09.2000	
	Quantity (Tonnes)	Value (Rs.)	Quantity (Tonnes)	Value (Rs.)	Quantity (Tonnes)	Value (Rs.)	Quantity (Tonnes)	Value (Rs.)
Cement	17,513	2,75,58,327	23,296	3,53,63,557	21,353	4,05,22,649	17,513	2,75,58,327
Clinker	2,658	2,79,090	10,268	10,78,140	2,642	2,77,370	2,658	2,79,090
Coal	1,000	17,57,340	—	—	—	—	1,000	17,57,340
TOTAL		2,95,94,757		3,64,41,697		4,08,00,019		2,95,94,757

D. **Purchase for Re-Sale**

	2000-2001		1999-2000	
	Quantity (Tonnes)	Value (Rs.)	Quantity (Tonnes)	Value (Rs.)
Cement	40,390	9,81,85,712	—	—
Coal	7,049	1,41,33,985	73,988	12,14,23,752
TOTAL		11,23,19,697		12,14,23,752

E. **Raw materials consumed**

	2000-2001		1999-2000	
	Quantity (Tonnes)	*Value (Rs.)	Quantity (Tonnes)	*Value (Rs.)
Limestone	5,95,342	10,99,58,030	13,58,366	22,13,62,202
Gypsum	28,611	1,62,23,876	45,518	2,75,56,363
Others	—	60,72,001	—	1,34,97,268
TOTAL		13,22,53,907		26,24,15,833

***Excluding clinker Purchase 1,24,495 MT of Rs. 15,43,66,772/- (previous year Nil)**

F. **Value of imported and indigeneous raw materials, spare parts and components consumed.**

	2000-2001				1999-2000			
	Raw Material		Stores Spare parts & Components etc.		Raw Material		Stores Spare parts & Components etc.	
	Value Rs.	% of total Consumption	Value Rs.	% of total Consumption	Value Rs.	% of total Consumption	Value Rs.	% of total Consumption
Imported	—	—	42,27,574	4.34	—	—	24,34,183	1.60
Indigeneous	28,66,20,679	100.00	9,32,94,065	95.66	26,24,15,833	100.00	14,95,64,801	98.40
TOTAL	28,66,20,679	100.00	9,75,21,639	100.00	26,24,15,833	100.00	15,19,98,984	100.00

G. C.I.F. value of imports

		2000-2001 Rs.	1999-2000 Rs.
(a)	**C.I.F. value of imports**		
	Coal (including trading goods Rs. 50,48,943 previous year Rs. 3,51,51,843)	6,27,72,605	16,04,19,588
	Capital goods	50,437	4,31,09,868
	Components & Spare parts	26,76,082	20,33,526
	Others	—	71,40,235
(b)	**Expenditure in Foreign currencies (in rupee equivalent)**		
	Travelling	4,85,391	8,69,173
	Others	23,43,81,424	17,28,11,564
(c)	**Earnings in foreign currencies**		
	F.O.B. value of exports	2,00,30,696	1,95,02,413
	Others	—	2,19,03,426

		(Rs. in lacs)
	2000-2001	1999-2000
2. Estimated amount of contracts remaining to be executed on capital account and not provided - advance paid Rs.136.75 lacs (previous year Rs.103.77 lacs).	280.54	329.60

3. Contingent liabilities not provided for in respect of :

a) Demand raised by Gujarat Electricity Board (GEB) contested by the Company in Gujarat High Court Rs.715.20 Lacs (previous year Rs. 715.20 lacs) including delayed payment charges. A sum of Rs.715.20 lacs (previous year 715.20 lacs) has been deposited with GEB under protest. (Refer Note No.10)

b) Rent on Water pipelines by Panchayat, Irrigation Deptt., Govt. of Gujarat Rs. 102.37 lacs (previous year Rs.102.37 lacs).

c) Sales Tax and Excise Duty demand disputed by the Company - Rs. 265.62 lacs (previous year Rs. 493.74 lacs) and Rs. Nil (previous year Rs. 29.92 lacs) respectively.

d) Interest demand of Rs. 70.44 lacs for earlier years under Central Sales Tax Act under appeal.

e) Custom Duty and Interest, which may arise if obligation for export is not fulfilled against import of inputs made under Advance Licence Scheme in earlier years - Rs.231.58 lacs (previous year Rs.206.70 lacs). The Company has represented for extension of time for fulfillment of export obligation, which is pending with concerned authorities.

f) Outstanding Bank Guarantees Rs.257.94 lacs (previous year Rs.302.54 lacs). net of Rs. 213.55 lacs against export obligation.

g) Claims against the company not acknowledged as debts Rs. 86.55 lacs (Previous year Rs. 9.90 lacs)

4. There was devastating earthquake on 26th January, 2001 in Gujarat causing damages to company's assets. This resulted in suspension of partial production. The consequential damages to assets aggregating to Rs. 341.05 lacs (net of insurance claim received) has been written off.

5. Pursuant to consent decree filed in earlier years in the High Court of Gujarat, Sales Tax earlier claimed as benefit aggregating to Rs.4940.38 lacs pertaining to earlier years had been provided for in the year 1998-99. Accordingly, as per consent decree, down payment of Rs.1500 lacs including interest has been made and balance is payable in 10 half yearly equal installments starting from 31.03.1999 along with interest @ 9% thereon w.e.f. 01.04.1998. Due to financial stringencies there has been delay in payment of installments due from March ,2000 to September, 2001.

6. Provision for Penal Interest / liquidated damages (amount unascertainable) on overdue payment of Non Convertible Debentures and loans has not been made pending finalisation of rehabilitation package.

7. In compliance of High Court Orders, loss arisen out of transfer of units, pursuant to scheme of arrangement between the Company and Gujarat Composite Ltd. was adjusted against the Reserve on Revaluation of Fixed Assets. Consequently, depreciation for the current year includes Rs.50.48 lacs (previous year Rs.55.08 lacs) pertaining to depreciation on revalued portion of fixed assets for current year with consequent increase in loss for the year.

8. The following are included under other heads of expenses in the Profit and Loss Account:

		(Rs in lacs)	
		2000-2001	1999-2000
a)	Salaries , Wages and Bonus etc.	113.46	94.68
b)	Contribution to provident fund and other funds	6.24	6.01
c)	Welfare Expenses	3.51	3.04
d)	Stores & spares Consumed	79.30	128.05
e)	Royalty and Cess Charges	139.84	290.73
f)	Power and Fuel	14.39	19.62
g)	Repair and maintenance	0.35	1.27
h)	Rates & taxes	0.94	0.73
i)	Miscellaneous expenses	3.12	6.58
	TOTAL	361.15	550.71

9. Capital Work in Progress / Addition to Fixed Assets include Plant and Machinery under installation/transit, building under construction, advance for plant and machinery and pre-operative expenditure pending allocation / capitalisation :

		(Rs in lacs)	
		30.09.2001	30.09.2000
a)	Interest	204.99	113.88
b)	Stores and Spares	425.13	182.47
c)	Others	57.84	—
		687.96	296.35
Add : Expenditure upto Previous Year		232.26	679.52
		920.22	975.87
Less: Transferred to Fixed Assets		762.03	743.61
	TOTAL	158.19	232.26

10. *Gujarat Electricity Board (GEB) had raised demand of Rs.1336.79 lacs by way of Supplementary* bill based on their own assumption and calculation, which was challenged by the Company in the Gujarat High Court as unfounded and baseless. As per direction of the Court, the Company had filed its appeal with the Appellate Committee of GEB, who after hearing both the parties, reduced the demand to Rs.447.88 lacs. The Company had again approached the Gujarat High Court and the matter is sub-judice. GEB has also raised demand of Rs.267.32 lacs (provious year Rs.267.32 lacs) being delayed payment charges which has not been accepted by the Company pending decision of the Court. According to the Company, no amount on this account is payable and therefore, no provision there against is considered necessary.

11. In the absence of profits, debenture redemption reserve has not been created.

12. In earlier years, the Company has assigned its rights, title and interest in the leasehold land and premises at Sewree, Mumbai from Mumbai Port Trust (MPT) at a consideration of Rs.65.00 lacs subject to MPT approval to be arranged by the Assignee. On receipt of payment, possession of the land and premises was handed over, pending approval of MPT. Recently MPT has issued notice for surrender of vacant possession of the land and has raised the demand towards arrears of lease rent, interest etc. amounting to Rs.531.66 lacs, based on their own assumptions and calculation. As per the assignment terms, the assignee is responsible and accountable to such demands and are to attend/settle the matter with MPT. Accordingly, the Company has asked the assignee to deal in the matter with MPT.

13. Income from services include - inter divisional income of Rs. Nil (previous year Rs. 41.81 lacs) Unrealised profit on unsold stock has been eliminated while valuing the inventories. This accounting treatment has no impact on the loss of the company.

14. Tax deducted at source from interest Rs.0.69 lacs (previous year Rs.0.67 lacs), from rent Rs.3.16 lacs (previous year Rs.3.06 lacs) and from Others Rs.0.68 lacs (Previous year Rs.0.59 lacs)

15. In the opinion of the management, sundry debtors exceeding 6 months of Rs.28.18 lacs (previous year Rs.14.44 lacs) and advance of Rs.NIL (written off during current year - previous year Rs.87.50 lacs), pending confirmation, for which necessary legal/persuasive action for recovery has been taken are good and recoverable.

16. Previous year expenses / income (net) amounting to Rs.93.60 lacs (previous year Rs.145.38 lacs net) have been debited / credited to respective heads of accounts includes : , Rates & Taxes (incl. Sales Tax) ; Dr. Rs 64.19 lacs (previous year Rs.119.95 lacs) , Misc. Expenses ;Dr. Rs.7.86 lacs (previous year Rs. 8.13 lacs), Packing Materials, Stores & Spares consumed ; Dr. Rs.2.50 lacs (previous year Dr. Rs.10.42 lacs), Advertisement & sales promotion Exp.; Dr. Rs.15.42 lacs (previous year Rs. Nil).

17. Sundry creditors include Rs.17.21 lacs (previous year Rs. 17.21 lacs) pending reconciliation of Cement Regulation Account with claims / counterclaims and Rs. 73.06 lacs (previous year Rs.73.06 lacs) being provision made against demand in said account which is contested.

18. The Ministry of Textile vide its order dated 30th June 1997 and 1st July 1999 has deleted cement from the list of Commodities to be packed in jute bags under the Jute Packaging (Compulsory use in packaging commodities) Act, 1987. In view of this, the Company does not expect any liability for non despatch of cement in jute bags in respect of earlier years.

19. Despite negative networth and continuous losses the accounts of the Company for the year have been prepared on the assumption of "Going Concern Basis"; as the rehabilitation package is under finalisation with the Operating Agency.

20. Auditors Remuneration:

		2000-2001 Rs.	1999-2000 Rs.
a)	**Statutory Auditors**		
	Audit Fees	1,50,000	1,50,000
	Tax Audit Fees	50,000	50,000
	For certification & other works including service tax	66,750	74,222
	Reimbursement of expenses	1,47,022	1,54,129
	TOTAL	4,13,772	4,28,351
b)	**Cost Auditors**		
	Audit Fees	40,000	40,000
	Service tax	2,000	3,000
	TOTAL	42,000	43,000

21. **Manager's Remuneration**

	2000-2001 Rs.	1999-2000 Rs.
Salary*	2,42,178	10,34,400
Contribution to PF & Other funds	65,388	2,79,288
Perquisites	1,37,043	6,06,644
TOTAL	4,44,609	19,20,332

* Excluding Gratuity provision of Rs.45,509/- (previous year Rs.45,000/-)

22. Balances of certain debtors, creditors, loans and advances are subject to confirmation.

23. Previous year figures have been recast/regrouped wherever considered necessary.

Signature to Schedules '1' to '18'

As per our report of evendate
For LODHA & CO.
Chartered accountants

N.K.LODHA
Partner

Mumbai
27th December, 2001

S.N.MALPANI
Secretary & Manager

K.D.AGRAWAL — Chairman

S.MISRA, C.P. JAJOO, O.P.PURANMALKA — Director

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	749/TA	State Code : 04
Balance Sheet Date	30.09.2001	

II. Capital Raised during the period (Amount in Rs. Thousands)

Public Issue	Nil	Right Issue : Nil
Bonus Issue	Nil	Private Placement : Nil

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	22,91,298	Total Assets : 22,91,298
Sources of Funds		
Paid up Capital	74,554	Reserves & Surplus : 9,690
Secured Loans	14,20,474	Unsecured Loans : 7,86,580
Application of Funds		
Net Fixed Assets	11,50,002	Investments : 181
Net Current Assets	(4,39,001)	Misc. Expenditure : Nil
Accumulated Losses	15,80,116	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover	15,66,779	Total Expenditure : 22,96,401
Profit/Loss before Tax	(2,88,677)	Profit/(Loss) after Tax : (2,88,677)
Earning per Share (in Rs.)	Nil	Dividend Rate % : Nil

V. Generic Names of three Principal Products of the Company

Item Code No. (ITC Code)	Products Description
1. 252329.01	Grey Portland Cement
2. 252310.00	Cement, Clinker

K.D.AGRAWAL — Chairman

S.MISRA, C.P. JAJOO, O.P.PURANMALKA — Director

Mumbai
27th December, 2001

S.N.MALPANI
Secretary & Manager

CASH FLOW STATEMENT ANNEXED TO THE BALANCE SHEET FOR THE YEAR ENDED 30TH SEPTEMBER, 2001

(Rs. in lacs)

	2000-2001		1999-2000	
(A) Cash flow from Operating Activities				
a. Net Profit /(Loss) before tax and extra-ordinary items	(2886.77)		(2917.04)	
Adjustment for:				
Depreciation	756.94		755.32	
Interest	3441.84		3193.14	
Provisions for doubtful debts and advances	154.53		47.27	
Loss on sale/discard of fixed assets (Net)	0.44		0.12	
Interest Income	(14.11)		(66.33)	
Dividend Income	(0.09)		(0.12)	
	1452.78		1012.36	
b. Operating profit before working capital changes				
Adjustment for:				
Trade and other receivables	1958.56		(1047.29)	
Inventories	570.60		(239.70)	
Trade payables	863.76		468.30	
c. Cash generated from operations	4845.70		193.67	
Direct taxes paid	—		—	
Cash from operating activities before extra-ordinary items	4845.70		193.67	
d. Extra-ordinary items	44.26		650.06	
Net Cash flow from operating activities		4889.96		843.73
(B) Cash flow from Investing Activities				
Sale of Fixed Assets	6.61		5.82	
Interest received	12.69		65.68	
Dividend received	0.09		0.12	
Purchase of fixed assets	(2713.88)		(1383.22)	
Net Cash from/(used in) Investing Activities		(2694.49)		(1311.60)
(C) Cash flow from Financing Activities				
Proceeds from borrowings	1800.00		2771.28	
Repayment for borrowings	(1518.98)		—	
Interest paid	(2562.43)		(2190.97)	
Net Cash from/(used in) Financing Activities		(2281.41)		580.31
(D) Net increase/(decrease) in Cash & Cash equivalents		(85.94)		112.44
Cash & Cash equivalents at beginning of the year		421.45		309.01
Cash & Cash equivalents at end of the year		335.51		421.45
(Cash and cash equivalents represent Cash and Bank balances)				

Note : Previous years figures have been regrouped / recast wherever necessary.

As per our separate report attached
For LODHA & CO.
Chartered Accountants

N.K. LODHA
Partner

Mumbai
27th December, 2001

S.N.MALPANI
Secretary & Manager

K.D. AGRAWAL — Chairman

S. MISRA
C.P. JAJOO
O.P.PURANMALKA
Directors

AUDITORS' CERTIFICATE

We have examined the attached Cash Flow Statement of Shree Digvijay Cement Company Limited, for the year ended 30th September, 2001. The Statement has been prepared by the Company in accordance with the requirements of listing agreement Clause 32 with Stock Exchange and is based on and in agreement with the corresponding Profit and Loss Account and Balance Sheet of the Company covered by our report of the even date to the members of the Company.

For LODHA & CO.
Chartered Accountants

Mumbai
27th December, 2001

N.K. LODHA
Partner

SUN GOD TRADING AND INVESTMENTS LIMITED

DIRECTORS' REPORT

TO THE MEMBERS

The Directors have pleasure in presenting the Eighth Annual Report of your Company together with the Audited Statement of Accounts for the year ended 31st March, 2002.

During the year under review the financial results of the Company show a loss of Rs. 0.02 lac (Previous Year Rs. 0.02 lac) after meeting all expenses. In view of loss, no dividend for the year is recommended.

DIRECTORS

In accordance with the provisions of the Companies Act 1956 and pursuant to the Articles of Association of the Company, Shri Shailendra K. Jain retires from the Board by rotation and being eligible offers himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors Responsibility Statement" and confirm as under :

i) that in the preparation of the Annual Accounts, the applicable Accountings standards have been followed along with proper explanation relating to material departures;

ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company at the end of the financial year and of the profit or loss of the company for that period;

iii) that the Directors have taken proper and sufficient care of the maintenance of adequate records in accordance with the provisions this Act for safeguarding the Assets of the company and for preventing and detecting fraud and other irregularities:

iv) that the Directors have prepared the annual accounts on a going concern basis.

AUDITORS

Messers Amritlal H. Jain & Co., Chartered Accountants, the Auditors of the Company, retire and being eligible offer themselves for re-appointment.

PARTICULARS OF EMPLOYEES

The Company had no employee in the Category specified Under Section 217 (2A) of the Companies Act, 1956.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

In view of the nature of operations, we have nothing to report on these matters.

On behalf of the Directors,

Birlagram, Nagda
Dated: 4th April, 2002

SHAILENDRA K. JAIN
Chairman

AUDITORS' REPORT

TO THE MEMBERS OF SUN GOD TRADING AND INVESTMENTS LIMITED

We have audited the attached Balance Sheet of Sun God Trading and Investments Limited as at 31st March, 2002 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto and we report that -

(a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.

(c) The Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account.

(d) In our opinion, the Profit and Loss Account and Balance Sheet comply with the Accounting Standards referred in sub-section 3 (c) of Section 211 of the Companies Act, 1956

(e) On the basis of written representations received from Directors and taken on record by the Board of Directors, we report that none of the Directors of the Company are disqualified from being appointed as Director of the Company under clause (g) of Sub-Section 274 of the Companies Act, 1956

(f) In our opinion and to the best of our information and according to the explanations given to us, the accounts read with notes appearing thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :

i) In the case of Balance Sheet, of the State of Affairs of the Company as at 31st March, 2002.

ii) In the case of Profit and Loss Account, of the Loss for the year ended on that date.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, and on the basis of such checks of the books and records as we considered appropriate, we further report on the matters specified in Paragraphs 4 & 5 of the said order to the extent applicable as under :

1. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained Under Sections 301 and 370 (1B) of the Companies Act, 1956.

2. The Company has not given any loans to Companies, Firms or other parties listed in the register maintained Under Sections 301 and 370 (1B) of the Companies Act, 1956.

3. The Company has not accepted any deposit from the public within the meaning of Section 58 A of the Companies Act, 1956, and Rules framed thereunder.

4. There are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purpose of assets.

5. According to the information and explanations given to us and records examined by us, no personal expenses have been charged to Revenue Account.

6. No undisputed amounts payable in respect of Income Tax, Sales Tax, Custom Duty, Excise Duty and Wealth Tax at the last date of the financial year were outstanding for the period of more than six months from the date they become payable.

For **AMRITLAL H. JAIN & CO.**
Chartered Accountants

Birlagram, Nagda
Dated: 4th April, 2002

AMRITLAL H. JAIN
Partner

SUN GOD TRADING AND INVESTMENTS LIMITED

BALANCE SHEET
as at 31st March, 2002

			Rs. Lacs Previous year
SOURCES OF FUNDS			
Shareholders' Funds			
SHARE CAPITAL			
Authorised :			
49000 Equity Shares of Rs. 10 each		4.90	4.90
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each		0.10	0.10
		5.00	5.00
Issued and Subscribed :			
520 Equity Shares of Rs. 10 each		0.05	0.05
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each		0.10	0.10
		0.15	0.15
Paid up :			
520 Equity Shares of Rs. 10 each fully paid up (520 Shares held by Grasim Industries Limited.)		0.05	0.05
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each partly paid up Rs. 25 each {Redeemable not later than 12th July, 2004 by virtue of Section 80 A of the Companies Act, 1956 as amended by the Companies (Amendment) Act, 1988.}		0.03	0.03
TOTAL		0.08	0.08
APPLICATION OF FUNDS			
Current Assets, Loans and Advances			
Current Assets :			
Balances with Scheduled Banks :			
Current Accounts (Rs.5, Previous Year Rs.5)	—		—
Less:			
Current Liabilities & Provisions			
Current Liabilities :			
Sundry Creditors			
Due to holding Company	0.07		0.06
Other Liabilities	0.02		0.02
Net Current Assets		(0.09)	(0.08)
Miscellaneous Expenditure (To the extent not written off or adjusted)			
Preliminary expenses		0.01	0.02
Profit and Loss Account			
Loss as per last Balance Sheet	0.14		0.12
Add: As per Profit and Loss Account annexed	0.02		0.02
		0.16	0.14
TOTAL		0.08	0.08
Notes on Accounts Schedule 'A'			

PROFIT AND LOSS ACCOUNT
for the year ended 31st March, 2002

		Rs. Lacs Previous year
INCOME	Nil	Nil
	Nil	Nil
EXPENDITURE		
Bank Commission (Rs. Nil, Previous year Rs. 210)		
Auditors' Remuneration		
Audit Fee	0.01	0.01
Preliminary Expenses written off	0.01	0.01
	0.02	0.02
Balance carried to Balance Sheet	0.02	0.02
Notes on Accounts Schedule 'A'		

SCHEDULE FORMING PART OF ACCOUNTS

SCHEDULE 'A'

Notes on Accounts

1. Contingent Liability not provided for arrears of dividend on Cumulative Preference Shares from 5.11.1994 to 31.3.2002 is Rs. 0.03 lac (Previous Year Rs. 0.02 lac).
2. Significant Accounting Policies
   i) Revenues are accounted for on accrual basis.
   ii) Amortisation of Preliminary Expenses :
   Preliminary Expenses are amortised over a period of ten years.
3. Additional information required under Paragraphs 3 and 4D of Part II of Schedule VI to the Companies Act, 1956 : — Nil
4. As per AS 18 issued by the Institute of Chartered Accountants of India, the related party is Grasim Industries Ltd. which is the holding Company of your Company.
   - Name of related party : Grasim Industries Limited
   - Description of relation : Holding Company
   - Nature of transactions : Advances
   - Amount of transactions : Rs.0.01 lac
   - Amount Outstanding : Rs.0.07 lac
   - Provision for doubtful debts : Nil
   - Amount written off / written back in respect of debts : Nil
5. The figures have been rounded off to the nearest thousand Rupees.
6. Figures appearing in brackets denotes negative values.

Additional Information under Part IV of Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and General Business Profile

1. Registration Details :
   Registration No. : 10-8446 State Code : 10
   Balance Sheet Date : 31 (Date) 03 (Month) 2002 (Year)
2. Capital Raised during the year (Amount in Rs.Thousands)
   Public Issue : NIL Right Issue : NIL
   Bonus Issue : NIL Private Placement : NIL
3. Position of Mobilisation and Deployment of Funds (Amount in Rs.Thousands)
   Total Liabilities : 17 Total Assets : 17
   Sources of Funds : Paid Up Capital : 8 Reserves & Surplus : NIL
   Secured Loans : NIL Unsecured Loans : NIL
   Application of Funds : Net Fixed Assets : NIL Investments : NIL
   Net Current Assets : (-)9 Miscellaneous Expenditure : 1
   Accumulated Lossses : 16
4. Performance of the Company (Amount in Rs.Thousands)
   Turnover : NIL Total Expenditure : 2
   + - Profit/(Loss) before Tax : (-)2 + - Profit/(Loss) after tax : (-)2
   Earnings per Share (Rs) : (-)0.03 Dividend Rate (%) : N.A.
5. Generic Names of Three Principal Products/Services of the Company (as per monetary terms)
   a) Item Code No. N.A. Product Description N.A.
   b) Item Code No. N.A. Product Description N.A.
   c) Item Code No. N.A. Product Description N.A.

As per our Report annexed.

For AMRITLAL H. JAIN & CO.,
Chartered Accountants

AMRITLAL H. JAIN
Partner
Birlagram, Nagda
Dated : 4th April, 2002

SHAILENDRA K. JAIN
G.K. TULSIAN
D.N. MAKHARIA
Directors

SAMRUDDHI SWASTIK TRADING AND INVESTMENTS LIMITED

DIRECTORS' REPORT

TO THE MEMBERS

The Directors have pleasure in presenting the Eighth Annual Report of your Company together with the Audited Statement of Accounts for the year ended 31st March, 2002.

FINANCIAL RESULTS

		Current Year	Previous Year
			Rs. lacs
Profit Before Tax		32.03	74.12
Less: Provision for Tax			
Current Tax	2.45		7.16
Add : Deferred Tax	9.42	11.87	—
		20.16	66.96
Provision of Tax for earlier year written back		1.90	—
		22.06	66.96
Balance brought forward from earlier year		79.22	12.28
		101.28	79.24
Appropriations			
Transferred to Deferred Tax Liability		26.32	—
Proposed Preference Dividend (Rs. 375)			0.02
Corporate Dividend Tax thereon (Rs. Nil, Previous Year Rs. 241)			
Balance Carried to Balance Sheet		74.96	79.22
		101.28	79.24

DIVIDEND

Your Directors are glad to recommend the following dividend for the year ended 31st March, 2002 for your consideration for which necessary provision has been made in the accounts:

On 15% Redeemable Cumulative Preference Shares of Rs. 100 each partly paid up Rs. 25 each. 15 % Dividend (Rs. 375) (Previous Year Rs. 0.02 Lac)

Dividend Tax thereon @ 10% (Rs. Nil) (Previous year Rs. 241)

DIRECTORS

In accordance with the provisions of the Companies Act 1956 and pursuant to the Articles of Association of the Company, Shri G.K. Tulsian retires from the Board by rotation and being eligible offers himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors Responsibility Statement" and confirm as under :

i) that in the preparation of the Annual Accounts, the applicable Accounting standards have been followed along with proper explanation relating to material departures;

ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company at the end of the financial year and of the profit or loss of the company for that period;

iii) that the Directors have taken proper and sufficient care of the maintenance of adequate records in accordance with the provisions this Act for safeguarding the Assets of the company and for preventing and detecting fraud and other irregularities:

iv) that the Directors have prepared the annual accounts on a going concern basis.

AUDITORS

Messers Amritlal H. Jain & Co., Chartered Accountants, the Auditors of the Company, retire and being eligible offer themselves for re-appointment.

PARTICULARS OF EMPLOYEES

The Company had no employee in the Category specified Under Section 217(2A) of the Companies Act, 1956.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

In view of the nature of operations, we have nothing to report on these matters.

On behalf of the Directors,

Birlagram, Nagda
Dated: 4th April, 2002

O.P. RUNGTA
Chairman

AUDITORS' REPORT

TO THE MEMBERS OF SAMRUDDHI SWASTIK TRADING AND INVESTMENTS LIMITED

We have audited the attached Balance Sheet of Samruddhi Swastik Trading and Investments Limited as at 31st March, 2002 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto and we report that -

(a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.

(c) The Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account.

(d) In our opinion, the Profit and Loss Account and Balance Sheet comply with the Accounting Standards referred in sub-section 3 (c) of Section 211 of the Companies Act, 1956

(e) On the basis of written representations received from Directors and taken on record by the Board of Directors, we report that none of the Directors of the Company are disqualified from being appointed as Director of the Company under clause (g) of Sub-Section 274 of the Companies Act, 1956

(f) In our opinion and to the best of our information and according to the explanations given to us, the accounts read with notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :

   i) In the case of Balance Sheet, of the State of Affairs of the Company as at 31st March, 2002.

   ii) In the case of Profit and Loss Account, of the Profit for the year ended on that date.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, and on the basis of such checks of the books and records as we considered appropriate, we further report on the matters specified in Paragraphs 4 & 5 of the said order to the extent applicable as under :

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

2. None of the Fixed Assets have been revalued during the year.

3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained Under Sections 301 and 370 (1B) of the Companies Act, 1956.

4. The Company has not given any loans to Companies, Firms or other parties listed in the register maintained Under Sections 301 and 370 (1B) of the Companies Act, 1956.

5. The Company has not accepted any deposit from the public within the meaning of Section 58 A of the Companies Act, 1956, and Rules framed thereunder.

6. There are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purpose of assets.

7. According to the information and explanations given to us and records examined by us, no personal expenses have been charged to Revenue Account.

8. No undisputed amounts payable in respect of Income Tax, Sales Tax, Custom Duty, Excise Duty and Wealth Tax at the last date of the financial year were outstanding for the period of more than six months from the date they become payable.

For AMRITLAL H. JAIN & CO
Chartered Accountants

Birlagram, Nagda
Dated: 4th April, 2002

AMRITLAL H. JAIN
Partner

SAMRUDDHI SWASTIK TRADING AND INVESTMENTS LIMITED

BALANCE SHEET
as at 31st March, 2002

				Rs. Lacs Previous year
SOURCES OF FUNDS				
Shareholders' Funds				
SHARE CAPITAL				
Authorised :				
6999000 Equity Shares of Rs. 10 each			699.90	699.90
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each			0.10	0.10
			700.00	700.00
Issued and Subscribed :				
6500000 Equity Shares of Rs. 10 each			650.00	650.00
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each			0.10	0.10
			650.10	650.10
Paid up :				
6500000 Equity Shares of Rs.10 each fully paid up (6500000 Shares held by Grasim Industries Limited.)			650.00	650.00
100 15% Redeemable Cumulative Preference Shares of Rs.100 each partly paid-up Rs.25 each {Redeemable not later than 12th July, 2004 by virtue of Section 80 A of the Companies Act,1956 as amended by the Companies (Amendment) Act, 1988.}			0.03	0.03
RESERVES AND SURPLUS				
Profit and Loss Account				
Opening Balance		79.22		12.29
Less: Transferred to Deferred Tax Liability		26.32		—
		52.90		12.29
Transferred from Profit & Loss Account		22.06		66.93
			74.96	79.22
DEFERRED TAX LIABILITY				
Transferred from Reserves		26.32		—
Transferred from Profit & Loss Account		9.42		—
			35.74	—
TOTAL			760.73	729.25
APPLICATION OF FUNDS				
Fixed Assets Schedule 'A'				
Gross Block		752.02		752.02
Less: Depreciation		110.49		76.73
Net Block			641.53	675.29
Investments (At cost)				
Shares				
Unquoted - Fully Paid				
9000 Equity Shares of Rs. 10 each in Birla Technologies Ltd.			2.72	2.72
Current Assets, Loans and Advances				
Current Assets				
Sundry Debtors (Unsecured, considered Good, Less than six months)		0.28		0.31
Cash and Bank Balances				
Balances with Scheduled Banks :				
Current Accounts	2.85			0.25
Deposit Account	101.92	104.77		52.66
(Including Accrued Interest Rs. 1.60 Lacs Previous year Rs. 0.85 Lac)				
Loans and Advances				
Advance Income tax - Less Provisions		54.57		41.18
		159.62		94.40
Less:				
Current Liabilities & Provisions				
Liabilities :				
Sundry Creditors :				
Due to Holding Company	—			0.01
Security and other Deposits	42.96			42.96
Other Liabilities	0.19			0.19
	43.15			43.16
Provisions:				
Proposed Preference Dividend (Rs.375)				0.02
Corporate Dividend Tax (Nil) (Previous Year Rs. 241)				
		43.15		0.02
Net Current Assets			116.47	51.22
Miscellaneous Expenditure (To the extent not written off / adjusted)				
Preliminary expenses			0.01	0.02
TOTAL			760.73	729.25

Notes on Accounts Schedule 'B'

PROFIT AND LOSS ACCOUNT
for the year ended 31st March, 2002

			Rs. Lacs Previous year
INCOME			
Interest (Gross) on :			
Bank and Other Accounts (Tax deducted at source Rs. 1.57 lacs, Previous year Rs. 0.19 lac)		8.54	0.85
Rent Received (Tax deducted at source Rs.11.70 Lacs, Previous year Rs. 24.42 Lacs)		57.28	108.85
Miscellaneous Receipts		0.04	—
		65.86	109.70
EXPENDITURE			
Auditors' Remuneration			
Audit Fee	0.01		0.01
Tax Audit Fee	0.02		0.02
		0.03	0.03
Bank Commission (Previous Year Rs. 295)		0.02	
Miscellaneous Expenses		0.01	—
Preliminary Expenses written off		0.01	0.01
Depreciation		33.76	35.54
		33.83	35.58
Profit before Tax		32.03	74.12
Provision for Tax		11.87	7.16
Current Tax	2.45		
Add : Deferred Tax	9.42		
Provision for tax earlier year written back		1.90	—
Profit after Tax		22.06	66.96
Profit / (Loss) for the last year Brought forward		79.22	12.28
Profit available for Appropriation		101.28	79.24
Appropriations			
Transferred to Deferred Tax Liability		26.32	—
Proposed Preference Dividend (Rs. 375)			0.02
Corporate Dividend Tax thereon (Rs. Nil, Previous year Rs. 241)			
Balance Carried to Balance Sheet		74.96	79.22
		101.28	79.24

Notes on Accounts Schedule 'B'

As per our separate report attached.

For AMRITLAL H. JAIN & CO.,
Chartered Accountants

AMRITLAL H.JAIN
Partner

KUNDAN LODHA
Manager

O.P. RUNGTA
G.K. TULSIAN
P.P. AGARWAL
Directors

Birlagram, Nagda
Dated : 4th April, 2002

SCHEDULE FORMING PART OF ACCOUNTS

SCHEDULE 'A'
FIXED ASSETS

Rs. Lacs

Particulars	Gross Block			Depreciation			Net Block	
	As at 01.04.01	Additions	As at 31.03.02	Upto 31.03.01	For the Year	Upto 31.03.02	As at 31.03.02	As at 31.03.01
Buildings	752.02	—	752.02	76.73	33.76	110.49	641.53	675.29
	752.02	—	752.02	76.73	33.76	110.49	641.53	675.29
Previous year	752.02		752.02	41.19	35.54	76.73		

SCHEDULE 'B'

Notes on Accounts

1. Significant Accounting Policies :
   a) Revenues are accounted for on accrual basis.
   b) Fixed Assets & Investments are stated at Cost.
   c) Amortisation of Preliminary Expenses :
      Preliminary Expenses are amortised over a period of ten years.
   d) Depreciation is charged on Written Down Value Method applying rates of Schedule XIV of the Companies Act 1956.

SCHEDULE 'B' (Contd.)

2. Building includes Rs. 674.86 lacs being cost of equity shares and debentures of a Company, entitling the Company the right of exclusive occupation and use of certain office premises.
3. Additional information required under Paragraphs 3, and 4D of Part II of Schedule VI to the Companies Act, 1956 : — Nil
4. As per AS 18 issued by the Institute of Chartered Accountants of India, the related party is Grasim Industries Ltd. which is the holding Company of your Company.

Name of related party	: Grasim Industries Limited
Description of relation	: Holding Company
Nature of transactions	: Offices/Garages given on rent
Amount of transactions	: Rs. 21.17 Lacs
Amount Outstanding	: Interest free deposit of Rs. 14.00 Lacs given by Grasim Industries Ltd. as per Lease agreement
Provision for doubtful debts	: Nil
Amount written off / written back in respect of debts	: Nil

5. Previous year's figures have been regrouped wherever necessary to make them comparable
6. The figures have been rounded off to the nearest thousand Rupees.

As per our separate report attached.

For AMRITLAL H. JAIN & CO.,
Chartered Accountants

AMRITLAL H.JAIN
Partner

KUNDAN LODHA
Manager

O.P. RUNGTA
G.K. TULSIAN
P.P. AGARWAL
Directors

Birlagram, Nagda
Dated : 4th April, 2002

Additional Information under Part IV of Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and General Business Profile

1. Registration Details :
   Registration No. 10-8447 State Code : 10
   Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

2. Capital Raised during the year (Amount in Rs.Thousands)
   Public Issue : NIL Right Issue : NIL
   Bonus Issue : NIL Private Placement : NIL

3. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)
   Total Liabilities : 80388 Total Assets : 80388
   Sources of Funds :
   Paid Up Capital : 65003 Reserves & Surplus : 7496
   Secured Loans : NIL Unsecured Loans : NIL
   Application of Funds :
   Net Fixed Assets : 64153 Investments : 272
   Net Current Assets : 11647 Miscellaneous Expenditure : 1
   Accumulated Lossses : NIL

4. Performance of the Company (Amount in Rs. Thousands)
   Turnover : 6586 Total Expenditure : 3383
   + - Profit/(Loss) before Tax : (+) 3203 + - Profit/(Loss) after tax : (+) 2206
   Earnings per Share (Rs.) : 0.34 Dividend Rate (%) : 15

5. Generic Names of Three Principal Products/Services of the Company (as per monetary terms)
   a) Item Code No. N.A.
      Product Description N.A.
   b) Item Code No. N.A.
      Product Description N.A.
   c) Item Code No. N.A.
      Product Description N.A.


ADITYA BIRLA GROUP
BIRLA PLUS
CEMENT
PREMIUM COMPOSITE CEMENT